HUDBAY MINERALS INC.
As Borrower

and

HUDSON BAY MINING AND SMELTING CO., LIMITED
As Borrower

and

CERTAIN OF THEIR RESPECTIVE SUBSIDIARIES
As Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors

and

THE LENDERS FROM TIME TO TIME
PARTY TO THIS AGREEMENT
As Lenders

and

THE BANK OF NOVA SCOTIA
In its capacity as Administrative Agent

CANADIAN IMPERIAL BANK OF COMMERCE
THE BANK OF NOVA SCOTIA and
ING CAPITAL LLC
Co-Lead Arrangers and Joint Bookrunners

THIRD AMENDED AND RESTATED CREDIT FACILITY

- i -

- ii -

- iii -

- iv -

                   THIRD AMENDED AND RESTATED CREDIT AGREEMENT made with effect as of March 30, 2016.

BETWEEN:

HUDBAY MINERALS INC.
As Borrower

- and -

HUDSON BAY MINING AND SMELTING CO., LIMITED
As Borrower

- and -

CERTAIN OF THEIR RESPECTIVE SUBSIDIARIES
As Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors

- and -

THE LENDERS FROM TIME TO TIME PARTY
TO THIS AGREEMENT
As Lenders

- and -

THE BANK OF NOVA SCOTIA
In its capacity as Agent

RECITALS:

                   WHEREAS the Borrowers, certain of the Subsidiaries, the Agent and certain financial institutions as lenders entered into a second amended and restated credit agreement dated as of March 13, 2015, as amended August 19, 2015, September 29, 2015 and December 30, 2015 as further amended, modified, supplemented or replaced to the date hereof (the "Original Credit Agreement");

                   AND WHEREAS the parties hereto desire to further amend and restate the terms of the Original Credit Agreement with effect as of the date hereof (the "Effective Date");

                   AND WHEREAS the Agent has agreed to continue to act as agent on behalf of the Lenders with regard to certain matters associated with the Credit;

                   NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and other valuable consideration, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1             Definitions

                   In this Agreement (and in any other Loan Document unless otherwise defined therein), unless the context otherwise requires:

"777 Mine" means the underground zinc and copper mine located in Flin Flon, Manitoba with a headframe immediately adjacent to the Flin Flon concentrator and zinc refinery.

"777 PMPA" means the precious metals purchase agreement dated August 8, 2012 among HBMS, Hudbay and Silver Wheaton Corp. in respect of, inter alia, silver and gold production from the 777 Mine and all security agreements related thereto.

"Acceptable LC Issuer" means:

(a)	any Lender;

(b)	any Affiliate of a Lender; or

(c)	any other financial institution if a Lender or an Affiliate of the Lender is:

(i) unable or unwilling in any specific circumstance to issue a letter of credit on behalf of a Hudbay Group Member;

(ii)

unable or unwilling in any specific circumstance to issue a letter of credit on behalf of a Hudbay Group Member on terms at least as favourable as the terms offered by such other financial institution; or

(iii) not an acceptable issuing bank to the beneficiary of the letter of credit.

"Accepting Lenders" means, for the purposes of Section 2.4, Lenders that accept a request to extend the Maturity Date of the Credit under Section 2.5(a) .

"Accordion Agreement" means an agreement in the form of Schedule 2.6 (or in such other form to substantially similar effect as the Agent may accept), duly completed, executed and delivered by or on behalf of the Borrowers, the Issuing Banks, the Guarantors, an Accordion Lender and the Agent pursuant to Section 2.6(c) .

"Accordion Lender" means an Increasing Lender or a New Accordion Lender.

"Accordion Request" shall have the meaning ascribed thereto in Section 2.6(a) .

"Acquisition Deadline" is defined in Section 2.5(d)(i)(A) .

"Acquisition Notice" is defined in Section 2.5(d)(i)(A) .

"Acquisition Request Notice" is defined in Section 2.5(d)(i) .

"Adjusted Net Income" means, for any period, the net income (loss) of Hudbay and its consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with IFRS; provided, however, that there will not be included in such Adjusted Net Income:

(a)	any net income (loss) of any Person if such Person is not a Restricted Subsidiary of Hudbay or that is accounted for by the equity method of accounting, except that:

(i)

subject to the limitations contained in clauses (b) through (g) below, Hudbay's equity in the net income of any such Person for such period will be included in such Adjusted Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Hudbay or any of its Restricted Subsidiaries as a dividend or other distribution; and

(ii)

Hudbay's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Adjusted Net Income to the extent such loss has been funded with cash from Hudbay or its Restricted Subsidiary;

(b)

any gain or loss (less all fees and expenses relating thereto) realized upon sales or other dispositions of any assets of Hudbay or such Restricted Subsidiary, other than in the ordinary course of business, as determined in good faith by the chief executive officer and the chief financial officer of Hudbay;

(c)	any income or loss from the early extinguishment of Debt or Hedging Obligations or other derivative instruments;

(d)	any extraordinary gain or loss;

(e)	any unrealized net gain or loss resulting in such period from Hedging Obligations or other derivative instruments;

(f)	consolidated impairment charges determined in accordance with IFRS;

(g)	any net income or loss included in the consolidated statement of operations with respect to non-controlling interests;

(h)	any net gain or loss resulting in such period from currency transaction gains or losses; and

(i)	the cumulative effect of a change in accounting principles.

"Advance" means an availment of the Credit by the Borrowers by way of Prime Rate Advance, Base Rate Advance, B/A, B/A Equivalent Loan, L/C or LIBOR Advance, including deemed advances and conversions, renewals and rollovers of existing Advances. Any reference to the amount of Advances is a reference to the sum of all outstanding Prime Rate Advances, Base Rate Advances, LIBOR Advances and B/A Equivalent Loans, the face amount of all outstanding B/As, the undrawn amount of all outstanding L/Cs and the amount of any Advance for which the Borrowers have failed to provide for payment under Section 6.7.

"Advance Date" means the date, which shall be a Banking Day, of any Advance.

"Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Agent" means BNS in its role as administrative agent for the Lenders, and any successor administrative agent appointed in accordance with this Agreement.

"Agreement" means (a) in respect of any period prior to the Effective Date, the Original Credit Agreement and (b) in respect of any period on or after the Effective Date, this amended and restated credit agreement, including, in either case, all exhibits and schedules, as the same may be amended, supplemented, restated or otherwise modified from time to time.

"Agreement Currency" is defined in Section 13.6.

"Applicable Law" means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law, but if not having the force of law, compliance with which is reasonable and customary by those to whom it applies.

"Applicable Percentage" means with respect to any Lender, the percentage of the total Commitments represented by such Lender's Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be the percentage of the total outstanding Advances represented by such Lender's outstanding Advances. Each Lender's Applicable Percentage as of the Effective Date is specified on Schedule A.

"Arm's Length" has the meaning ascribed thereto for the purposes of the Income Tax Act (Canada) in effect as of the Effective Date.

"Assignment and Assumption" means an agreement in substantially the form of Schedule B or any other form approved by the Agent.

"Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), determined in accordance with IFRS, provided however that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Debt represented thereby will be determined in accordance with the definition of "Capital Lease Obligations".

"Augusta Group" means 8988277 Canada Inc., HudBay Arizona Corporation, Cobre Verde de Mexico, SA de CV, HudBay Arizona (Canada) Corporation, HudBay Arizona (Barbados) SRL, HudBay Arizona (US) Corporation, HudBay Arizona (US) Holding Corporation, Cobre Verde Development Corporation, Rosemont Copper Company, JPAR LLC, San Rita South, LLC, San Rita Properties, LLC, Dawson Properties, LLC, and Wilmot Junction, LLC.

"Augusta Streaming Agreement" means the amended and restated precious metals purchase agreement dated February 15, 2011 between Augusta Resource (Barbados) SRL, Augusta Resource Corporation, Silver Wheaton Caymans and Silver Wheaton Corp., and all security agreements and guarantees related thereto.

"Available Amount" is defined in Section 2.5(d)(i)(A) .

"B/A" means a depository bill as defined in the Depository Bills and Notes Act (Canada) in Canadian Dollars that is in the form of an order signed by the relevant Borrower and accepted by a Lender pursuant to this Agreement or, for Lenders not participating in clearing services contemplated in that Act, a draft or bill of exchange in Canadian Dollars that is drawn by the applicable Borrower and accepted by a Lender pursuant to this Agreement. For this purpose, orders or drafts that become depository bills, drafts and bills of exchange are sometimes collectively referred to as "orders" in this Agreement.

"B/A Discount Proceeds" means, in respect of any B/A, the amount that is calculated on the applicable Advance Date in accordance with Section 6.3(e) .

"B/A Discount Rate" means:

(a)	with respect to any B/A accepted by a Lender named on Schedule I to the Bank Act (Canada), either:

(i)

the average rate that appears on the Reuters screen CDOR page at or about 10:00 a.m. on the applicable Advance Date, for bankers' acceptances having an identical maturity date to the maturity date of that B/A; or

(ii)

if the Majority Lenders determine from time to time that the rate referred to in clause (a)(i) above does not adequately and fairly reflect their actual cost of funding B/A's, the rate determined by the Agent as being the arithmetic average (rounded upward to the nearest multiple of 0.01%) of the discount rates of the Reference Lenders, determined in accordance with normal market practice at or about 10:00 a.m. on the applicable Advance Date, for bankers' acceptances having a comparable face amount and identical maturity date to the face amount and maturity date of that B/A; and

(b)	with respect to any B/A accepted by any other Lender, the rate determined in accordance with clause (a) above plus 0.10% per annum.

"B/A Equivalent Loan" is defined in Section 6.11(c) .

"B/A Fee" means the fee payable with respect to a B/A that is calculated in accordance with Section 6.3(d) .

"Banking Day" means a day of the year, other than a Saturday or a Sunday, on which:

(a)	the Agent is open for normal banking business at its executive offices in Toronto, Canada and its principal office in Toronto, Canada;

(b)	with respect to Base Rate Advances, the Agent is open for normal banking business at its principal office in New York, U.S.A.; and

(c)

with respect to notices, determinations, payments or advances relating to LIBOR Advances, the Agent is open for normal banking business at its principal offices in New York, U.S.A. and London, England;

except that, in connection with making or repaying an Advance, if banks are open in some but not all of these locations on a particular day and the Agent determines that the closing of those banks on that day will not adversely affect completion of relevant transactions in accordance with customary banking market and trading practices, the Agent may, on reasonable notice to the Borrowers and the Lenders, specify that particular day to be a Banking Day.

"Base Rate" means, on any day, the greatest of:

(a)	the annual rate of interest announced by the Agent on that day as its reference rate for commercial loans made by it in Canada in US Dollars;

(b)	the Federal Funds Effective Rate plus 1.00% per annum; and

(c)	LIBO Rate plus 1.00% per annum.

"Base Rate Advance" means an Advance in US Dollars bearing interest based on the Base Rate, and includes deemed Base Rate Advances.

"BNS" means The Bank of Nova Scotia, a bank listed on Schedule I of the Bank Act (Canada).

"Borrowers" mean, collectively, Hudbay and HBMS and "Borrower" means either of them.

"Borrowers' Security Documents" is defined in Section 4.1.

"Branch of Account" means the office of the Agent at WBO – Loan Operations, 720 King Street West, 2nd Floor, Toronto, Ontario, M5V 2T3.

"Buildings and Fixtures" means all plants, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situate on the Real Property.

"Canadian Dollar" and "C$" each means the lawful currency of Canada.

"Capital Expenditures" means, in respect of any Person, expenditures made by such Person for the purchase, lease or acquisition of assets (other than current assets) required to be capitalized for financial reporting purposes in accordance with IFRS.

"Capital Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under IFRS and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS.

"Cash" means, at any particular time in respect of any particular Person, the aggregate of cash and Cash Equivalents of such Person.

"Cash Collateral" means a deposit of cash, or a letter of credit in a form and from an issuer satisfactory to the Required Lenders.

"Cash Equivalents" means (a) securities issued or directly and fully guaranteed or insured by the government of any Permitted Jurisdictions or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (b) certificates of deposit and time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any Lender or any other commercial bank incorporated in a Permitted Jurisdiction having capital and surplus in excess of Cdn.$500,000,000 or the Equivalent Amount thereof, (c) repurchase obligations for underlying securities of the types described in clauses (a) and (b) entered into with any financial institution meeting the qualifications specified in clause (b) above, (d) commercial paper rated by any two of Moody's, S&P or DBRS Limited and having been assigned a rating of A-1 low by S&P or the equivalent thereof by Moody's or DBRS Limited (as applicable) and in each case maturing within one year after the date of acquisition, (e) investment funds investing at least 95% of their assets in securities of the types described in clauses (a) to (d) above and (f) readily marketable direct obligations issued by any state or province of any Permitted Jurisdiction or any political subdivision thereof having one of the two highest rating categories obtainable from any two of Moody's, S&P or DBRS Limited with maturities of 24 months or less from the date of acquisition.

"Change in Law" means the occurrence, after the Effective Date, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a "Change in Law", regardless of the date enacted, adopted or issued.

"Change of Control" means any Person or one or more Persons acting jointly or in concert shall acquire or otherwise become possessed of beneficial ownership (whether directly or indirectly and by whatever means) of (a) more than 50% of the voting shares or Equity Interests of Hudbay or all or substantially all of the assets of Hudbay, or (b) succeed in having a sufficient number of nominees elected to the board of directors of Hudbay such that such nominees, when added to any existing director remaining on the board of directors of Hudbay after such election who is a nominee of such Person, will constitute a majority of the board of directors of Hudbay.

"Chisel North Mine" means the underground zinc mine located approximately six kilometres south of Snow Lake, Manitoba, including an access ramp from surface and related workings.

"CIBC" means the Canadian Imperial Bank of Commerce, a bank listed on Schedule I of the Bank Act (Canada).

"Claims" is defined in Section 7.1(f) .

"Code" means the US Internal Revenue Code of 1986, as amended from time to time and all regulations and rulings promulgated thereunder.

"Collateral" means any and all Property in which the Agent has or shall have or is intended to have a Lien pursuant to any Loan Document.

"Commitment" means in respect of each Lender from time to time, the agreement to make Advances to the Borrowers in the Lender's Applicable Percentage of the maximum amount of the Credit and, where the context requires, the maximum amount of Advances which the Lender has agreed to make.

''Commodity Agreement'' means any commodity futures contract, commodity swap, commodity option or other similar agreement or arrangement entered into by Hudbay or any of its Restricted Subsidiaries designed to protect Hudbay or any of its Restricted Subsidiaries against fluctuations in the price of commodities actually used in the ordinary course of business of Hudbay and its Restricted Subsidiaries.

"Compliance Certificate" means a certificate in the form of Schedule C.

"Consolidated Income Taxes" means, with respect to any Person for any period, Taxes imposed upon such Person or other payments required to be made by such Person to any Governmental Authority which Taxes or other payments are calculated by reference to the income or profits or capital of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Adjusted Net Income for such period), including, without limitation, federal, provincial, state, franchise and similar Taxes and foreign withholding Taxes regardless of whether such Taxes or payments are required to be remitted to any Governmental Authority.

"Consolidated Interest Expense" means, with respect to any Person, for any period, the total interest expense of such Person and its consolidated Restricted Subsidiaries, net of any interest income received by such Person and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(a)	interest expense attributable to Capital Lease Obligations and the interest portion of rent expense associated with Attributable Debt in respect of the relevant lease giving rise thereto;

(b)

amortization of debt discount (including the amortization of original issue discount resulting from the issuance of Debt at less than par) and debt issuance costs, provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless such amortization of bond premium has otherwise reduced Consolidated Interest Expense;

(c)

non-cash interest expense, but any non-cash interest income or expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments shall be excluded from the calculation of Consolidated Interest Expense;

(d)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

(e)

the interest expense on Debt of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries;

(f)	costs associated with entering into Hedging Obligations (including amortization of fees) related to Debt;

(g)	interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(h)

the product of (i) all dividends paid or payable, in cash, Cash Equivalents or Debt or accrued during such period on any series of Disqualified Stock of such Person or on Preference Shares of its Non-Note Guarantors payable to a party other than Hudbay or a Wholly Owned Subsidiary, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then-current combined Canadian and U.S. federal, state, provincial, municipal and local statutory tax rate of such Person, expressed as a decimal, in each case on a consolidated basis and in accordance with IFRS;

(i)	Receivables Fees; and

(j)

the cash contributions to any employee share ownership plan or similar trust to the extent such contributions are intended to be used by such plan or trust to pay interest or fees to any Person (other than Hudbay and its Restricted Subsidiaries) in connection with Indebtedness Incurred (as such term is defined in the Note Indenture as it exists on the date hereof) by such plan or trust.

For purposes of the foregoing, total interest expense will be determined (a) after giving effect to any net payments made or received by such Person and its Subsidiaries with respect to Interest Rate Agreements and (b) exclusive of amounts classified as other comprehensive income on the balance sheet of such Person. Notwithstanding anything to the contrary contained herein, (x) without duplication of clause (i) above, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which such Person or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense and (y) any imputed interest in respect of any Deferred Revenue Financing Arrangement shall not be included in Consolidated Interest Expense.

"Constancia Mine" means the copper porphyry deposit and open-pit mine located in the Chamaca and Livitaca Districts, Province of Chumbivilcas, Department of Cusco, Peru and adjacent concentrator to process ore from such mine and produce copper and molybdenum concentrates.

"Constancia Royalty Properties" means the following mineral concessions associated with the Constancia Mine: Katanga Q, Peta 5, Peta 6, Peta 7 and Peta 17.

"Constancia SPA" means the amended and restated precious metals purchase agreement dated November 4, 2013 among Silver Wheaton Caymans, Hudbay and Hudbay (BVI) Inc. in respect of, inter alia, silver production from the Constancia Mine and all security agreements and guarantees related thereto.

"Constating Documents" means, with respect to any Person, its articles and/or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, charter, by-laws, declaration of trust and other constating documents (in the case of a trust), partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Person's Equity Interests, all as in effect from time to time.

"Contract" means any agreement, contract, indenture, lease, deed of trust, deed, indenture, licence, option, undertaking, promise or any other commitment or obligation, whether oral or written, expressed or implied, other than a Permit.

"Contributing Lenders" and "Contributing Lender" are defined in Section 6.15(b) .

"Control" and "control", and their derivatives means, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.

"Credit" is defined in Section 2.1(a) .

''Currency Agreement'' means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

"Debt" means, as to any Person and without duplication:

(a)

indebtedness created, issued or incurred by such Person for borrowed money (whether by way of loan or the issuance and sale of debt securities and whether current, short term or long term) and premiums (if any) and capitalized interest (if any) in respect thereof;

(b)

obligations of such Person to pay the deferred purchase or deferred acquisition price of property or services, except for trade accounts payable arising, and accrued expenses incurred, in the Ordinary Course (other than for borrowed money) so long as such trade accounts payable (other than trade accounts payable arising from holdbacks under trade contracts) are payable within 90 days of the date the respective goods are delivered or respective services rendered;

(c)	indebtedness of others secured by a Lien on the property of such Person, whether or not the respective indebtedness so secured has been assumed by such Person;

(d)

obligations of such Person in respect of letters of credit or similar instruments (whether assumed by way of guarantee, counter indemnity or otherwise), acceptance, bill discounting or note purchase facility and receivables purchase, factoring or discounting which carries recourse to such Person;

(e)	Capital Lease Obligations and all Attributable Debt;

(f)

the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Non-Note Guarantor, Preference Shares (but excluding, in each case, any accrued dividends);

(g)

to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of Securitization Transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase outstanding relating to a Securitization Transaction or series of Securitization Transactions;

(h)

the negative or "out of the money" mark to market value of any liabilities in respect of any Derivative and other similar off balance sheet liabilities after giving effect to any netting arrangements permitted under the applicable Derivative;

(i)	all Debt Guaranteed; and

(j)

any Equity Interest of that Person (or of any Subsidiary of that Person that is not held by that Person or by a Subsidiary of that Person that is wholly owned, directly or indirectly) which Equity Interest, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or before, or within one year after, the Maturity Date as extended from time to time, for cash or securities constituting Debt.

For the avoidance of doubt, any liabilities recorded on Hudbay's balance sheet, other than as debt in accordance with IFRS, pursuant to any Deferred Revenue Financing Arrangement (as such term is defined in the Note Indenture as it exists on the date hereof) shall not be deemed to be "Debt".

In addition, ''Debt'' of any Restricted Party shall include (without duplication) Debt described in the preceding paragraph that would not appear as a liability on the balance sheet of Hudbay and its Subsidiaries (including Restricted Subsidiaries) if:

(1)	such Debt is the obligation of a partnership or joint venture that is not a Subsidiary of Hudbay (a ''Joint Venture'');

(2)	any Restricted Party is a general partner of the Joint Venture (a ''General Partner''); and

(3)

there is recourse, by contract or operation of law, with respect to the payment of such Debt to property or assets of any Restricted Party and then such Debt shall be included in an amount not to exceed:

(a)

the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of any Restricted Party; or

(b)

if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Debt that is recourse to Hudbay or any Restricted Party, if the Debt is evidenced by a writing and is for a determinable amount.

"Debt Guaranteed" by any Person means all Debt of the kinds referred to in the definition of Debt which is, directly or indirectly, guaranteed (except by way of endorsement of a negotiable instrument made in the ordinary course of such Person's business) by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which such Person has otherwise assured a creditor against loss.

"Declining Lenders" means, for the purposes of Section 2.5, Lenders that decline a request to extend the Maturity Date under Section 2.5(a) or do not respond to the request within the time periods referred to in Section 2.5 (for which they shall have no liability) and are thereby deemed to have declined the request.

"deemed interest period" is defined in Section 6.3(b) .

"Default" means any event or condition that constitutes an Event of Default or that would constitute an Event of Default with the giving of any notice, passage of time, or both.

"Defaulting Lender" means any Lender that (a) has failed to fund any portion of the Advances or perform its obligations under Section 6.1 within three Banking Days of the date it is required to do so, unless the failure has been cured, (b) has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it under this Agreement within three Banking Days of when due, unless the payment is the subject of a good faith dispute or unless the failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding or (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business.

''Deferred Revenue Financing Arrangement'' means (a) the Constancia SPA and the 777 PMPA and (b) any financing transaction pursuant to which (i) Hudbay or any of its Restricted Subsidiaries receives cash advances or deposits in respect of future revenues from the sale of specified mineral assets to a Person other than an Affiliate, (ii) such advances or deposits are recorded as long-term liabilities (other than amounts recorded as current portion thereof), but not as debt determined in accordance with IFRS, on the consolidated balance sheet of Hudbay and (iii) such liability is amortized upon the delivery of such mineral assets.

"Demand" is defined in Section 6.14.

"Derivative" means (a) any transaction now existing or hereafter entered into (i) which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, weather index transaction or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions) or (ii) a transaction that is similar to any transaction referred to in clause (i) above that is currently, or in the future becomes, recurrently entered into in the financial markets (including terms and conditions incorporated by reference in such agreement) and which is a forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, economic indices or measures of economic risk or value, or other benchmarks against which payments or deliveries are to be made, and (b) any combination of these transactions.

"Designated Account" means, in respect of any Advance, the account or accounts maintained by each of the Borrowers at a branch of the Agent in Canada that the applicable Borrower designates in its notice requesting an Advance.

"Desired Acquisition Amount" is defined in Section 2.5(d)(i)(A) .

"Disposition" means with respect to any asset of any Person, any direct or indirect sale, lease (where such Person is the lessor of such asset), assignment, cession, transfer (including any transfer of title or possession), exchange, conveyance, release or gift of such asset, including by means of a Securitization Transaction, or any reorganization, consolidation, amalgamation or merger of such Person pursuant to which such asset becomes the property of any other Person; and "Dispose" and "Disposed" have meanings correlative thereto.

"Disqualified Stock" has the meaning given in the Note Indenture as it exists on the date hereof.

"EBITDA" for any period means, with respect to any Person for any period, the Adjusted Net Income of such Person for such period:

(a)	increased (without duplication) by the following items to the extent deducted in calculating Adjusted Net Income:

	(i)	Consolidated Interest Expenses; plus

	(ii)	Consolidated Income Taxes; plus

	(iii)	consolidated amortization, depletion and depreciation expense; plus

(iv)

other non-cash charges reducing Adjusted Net Income (other than depreciation, amortization or depletion expense), including any write-offs or write-downs (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was capitalized at the time of payment), non-recurring losses and non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees; plus

(v)

any expenses or charges (other than depreciation, amortization or depletion expense) related to any Equity Offering, Investments permitted by the terms of the Note Indenture (as it exists on the date hereof), merger, amalgamation, consolidation, arrangement, acquisition, disposition, recapitalization or Permitted Debt; plus

(vi)

any restructuring charges, integration costs or costs associated with establishing new facilities (which, for the avoidance of doubt, shall include retention, severance, relocation, workforce reduction, contract termination, systems establishment costs and facilities consolidation costs) certified by the chief financial officer of Hudbay and deducted (and not added back) in computing Adjusted Net Income, provided that the aggregate amount of all charges, expenses and costs added back under this clause (vi) shall not exceed $15,000,000 in any consecutive four quarter period; plus

(vii)	accretion of asset retirement obligations, net of cash payments for such asset retirement obligations;

(b)

decreased (without duplication) by non-cash items increasing Adjusted Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges that reduced EBITDA in any prior period); and

(c)

increased or decreased (without duplication) to eliminate, to the extent reflected in Adjusted Net Income, effects of adjustments (including the effects of such adjustments pushed down to Hudbay and its Restricted Subsidiaries) in any line item in such Person's consolidated financial statements resulting from the application of purchase accounting in relation to any completed acquisition.

Notwithstanding the foregoing, clauses (a)(ii) through (vii) above relating to amounts of a Restricted Subsidiary of a Person will be added to Adjusted Net Income to compute EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Adjusted Net Income of such Person and, to the extent the amounts set forth in clauses (a)(ii) through (vii) above are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Adjusted Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its constating documents and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its shareholders.

"Effective Date" has the meaning specified in the recitals hereto.

"Eligible Assignee" means any Person other than: (a) a natural person, (b) a Hudbay Group Member or (c) any Affiliate of a Hudbay Group Member.

"Employee Plan" means a Pension Plan, a Welfare Plan or both, but does not include any US Plan.

"Environmental Laws" means any and all Applicable Laws applicable to the operation of the Key Operating Assets, in effect at the relevant time, relating to pollution or the protection of the environment, human health or safety or natural resources, and all such Applicable Law regulating or imposing liability or standards of conduct with respect to (a) emissions, discharges, Releases or threatened Releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes, (b) the Use of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes, (c) human exposure to chemicals, contaminants, additives or hazardous materials or conditions , (d) occupational safety and health requirements or (e) relating to any other environmental, social, labor, health and safety or security risks of the type contemplated by the Environmental and Social Guidelines.

"Environmental and Social Guidelines" means the Equator Principles and the IFC Performance Standards, effective 1 January 2012, including the General Environmental, Health and Safety (EHS) Guidelines and the Environmental, Health and Safety Guidelines for Mining.

"Equator Principles" shall mean the principles named "Equator Principles III – June 2013" adopted by various banks and financial institutions, to the extent applicable to mines, all as set forth more fully at http://www.equator-principles.com/ resources/equator_principles_III.pdf.

"Equity Interests" means, with respect to any Person, any and all present and future shares (including without limitation Preference Shares), units, trust units, partnership or other interests, participations or other equivalent rights in the Person's equity or capital, however designated and whether voting or non-voting and any and all rights, warrants, options or other rights exchangeable or convertible into any of the foregoing but excluding any debt securities convertible or exchangeable into such equity.

"Equity Offering" means a public offering for cash by Hudbay of its common shares, or options, warrants or rights with respect to its common shares, other than (a) any issuances pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees, (b) an issuance to any Subsidiary or (c) any offering of common shares issued in connection with a transaction that constitutes a Change of Control.

"Equivalent Amount" means, with respect to an amount in one currency, the amount in another currency that could be purchased by the amount in the first currency determined by reference to the Exchange Rate at the time of determination.

"ERISA" means the US Employee Retirement Income Security Act of 1974, as amended from time to time, and all regulations and rulings promulgated thereunder.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with any Restricted Party, is treated as a single employer under Section 414 of the Code.

"ERISA Event" means (a) any Reportable Event; (b) the existence with respect to any plan of a non-exempt Prohibited Transaction; (c) the failure of any insured US Welfare Plan to satisfy the non-discrimination requirements of Section 105 of the Code; (d) any failure by any US Pension Plan to satisfy the minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Section 302 of ERISA) applicable to such US Pension Plan, whether or not waived; (e) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any US Pension Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any US Pension Plan or the failure by any Restricted Party or any of its ERISA Affiliates to make any required contribution to a Multiemployer Plan; (f) the incurrence by any Restricted Party or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any US Pension Plan, including but not limited to the imposition of any Lien in favor of the PBGC or any US Pension Plan; (g) a determination that any US Pension Plan is, or is expected to be, in "at risk" status (within the meaning of Section 430 of the Code or Section 303 of ERISA); (h) the receipt by any Restricted Party or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any US Pension Plan or to appoint a trustee to administer any US Pension Plan under Section 4042 of ERISA; (i) the incurrence by any Restricted Party or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any US Pension Plan or Multiemployer Plan; or (j) the receipt by any Restricted Party or any of its ERISA Affiliates of any notice, or the receipt by any Multiemployer Plan from a Restricted Party or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, Insolvent, in Reorganization or in "endangered" or "critical" status (within the meaning of Section 432 of the Code or Section 305 of ERISA).

"Event of Default" is defined in Section 9.1.

"Event of Taking" means any taking, seizure, confiscation, requisition, exercise of rights of eminent domain, public improvement, inverse condemnation, condemnation, expropriation or similar action or threat of any such action of or proceeding by any Governmental Authority or other Person relating to (unless otherwise specified) all or any part of the Key Operating Assets.

"Exchange Rate" means, on any day, for the purpose of calculations under this Agreement, the amount of one currency into which another currency may be converted using the Agent's mid-rate (i.e., the average of the Agent's spot buying and selling rates) for converting the first currency to the other currency at the relevant time on that day. If the Exchange Rate is being determined at any time in respect of a previous day, the noon spot rate of the Bank of Canada on that previous day shall be used instead of the Agent's mid-rate.

"Excluded Taxes" means, with respect to the Agent, any Lender, an Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable Lending Office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrowers under Section 13.11, (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrowers have expressly agreed that any withholding tax shall be an Indemnified Tax), to the extent any withholding tax that is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender because of such Foreign Lender's failure or inability (other than as a result of a Change in Law) to comply with Section 13.9(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new Lending Office (or assignment), to receive additional amounts from an Obligor with respect to such withholding tax pursuant to Section 13.9(e) .

"Existing Lenders" has the meaning defined in Section 1.10. "FATCA" means:

(a)	sections 1471 to 1474 of the Code or any associated regulations or other official guidance;

(b)

any treaty, law or regulation of or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above;

(c)

any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction; or

(d)	any other similar law of any other jurisdiction, including the common reporting standards approved by the Organisation for Economic Cooperation and Development Council on July 15, 2014.

"Federal Funds Effective Rate" means, for any period, a fluctuating interest rate per annum equal, for each day during the period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for the day (or, if the day is not a Banking Day, for the first preceding Banking Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the average of the quotations for that day for such transactions received by the Agent from three Federal Funds brokers of recognized standing, in each case calculated on the basis of a 360-day year for the actual number of days elapsed.

"Fee Agreements" means, collectively, (a) the letter agreement dated March 30, 2016 which provides that the arrangement fee is payable by the Borrowers, (b) the letter agreement dated March 30, 2016 which provides that the L/C fronting fees are payable by the Borrowers to the Issuing Banks, (c) the letter agreement dated March 30, 2016 which provides the upfront fees are payable by the Borrowers, (d) the letter agreement dated March 30, 2016 which provides that the agency fee is payable by the Borrowers to the Agent and (e) any other fee agreements entered into with any of the Lenders and "Fee Agreement" means any one of them.

"Financial Letter of Credit" means a Letter of Credit issued by an Issuing Bank to support obligations of a Borrower and which is not a Performance Letter of Credit.

"Foreign Lender" means any Lender that is not organized under the laws of the Canada for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in Canada for tax purposes by application of the laws of Canada.

"Future Offtake Agreements" means any agreement entered into by HB Peru SAC from time to time pertaining to the sale by HB Peru SAC to any other Person of copper concentrates (including gold and silver by-products) derived from the Constancia Mine and that represents more than 20% of the Constancia Mine’s budgeted production in any calendar year.

"Governmental Authority" means the government of Canada or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, ministry, instrumentality, regulatory body, board, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

"Guarantees" means, subject to Section 4.4, the guarantees given by the Obligors from time to time as described in Section 3.1.

"Guarantors" means the Subsidiaries of the Borrowers who are guarantors of the Borrowers' Obligations from time to time pursuant to Article 3. As of the date hereof the Guarantors are HB Marketing and HB Exploration.

"Guarantors' Security Documents" is defined in Section 4.2.

"Hazardous Materials" means any pollutant, contaminant or hazardous, deleterious, toxic or, dangerous waste, substance or material, as defined in or regulated by any Applicable Law or Governmental Authority from time to time, including friable asbestos and poly-chlorinated biphenyls or any tailings, residual materials, waste, substance or other material which does or may cause harm or adverse effect to human health or the environment.

"HB (BVI)" means Hudbay (BVI) Inc.

"HB Exploration" means Hudson Bay Exploration and Development Company Limited. "HB Marketing" means Hudbay Marketing & Sales Inc.

"HB Peru ARCA" means the amended and restated credit facility agreement dated the date hereof among HB Peru SAC, as borrower, BNS, as agent, and certain financial institutions as lenders.

"HB Peru Canada" means Hudbay Peru Inc.

"HB Peru Event of Default" has the meaning ascribed to the term Event of Default in the HB Peru ARCA.

"HB Peru Group" means HB Peru Canada, Hudbay (BVI) Inc., 6502873 Canada Inc., HB Peru SAC and any other Subsidiary of the Borrowers which owns any Equity Interests or other interest in the HB Peru Group or any ownership or other interest in the Constancia Mine.

"HB Peru SAC" means Hudbay Peru S.A.C.

"HB Peru SAC Obligations" means all "Obligations" of HB Peru SAC as defined in the HB Peru ARCA.

"HBMS" means Hudson Bay Mining and Smelting Co., Limited.

''Hedging Obligations'' of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

"Hudbay" means HudBay Minerals Inc.

"Hudbay Group" means Hudbay and each of its Subsidiaries.

"Hudbay Group Member" means any Person who is a member of the Hudbay Group. "IFRS" means the International Financial Reporting Standards.

"Impacted Lender" means any Lender that (a) the Agent or the Issuing Banks believe in good faith has defaulted in fulfilling its obligations under one or more other syndicated credit facilities, or (b) that is Controlled by a Person that has been determined by a court of competent jurisdiction or regulator to be insolvent, is unable to meet its obligations or pay its debts as they generally become due or is the subject of a bankruptcy or insolvency proceeding.

"Increasing Lender" has the meaning defined in Section 2.6(a) .

"Incur" means issue, create, assume, Guarantee (as such term is defined in the Note Indenture as it exists on the date hereof), incur or otherwise become liable for, provided however that any Debt or Equity Interests of a Person existing at the time such Person becomes a Restricted Subsidiary of Hudbay (whether by merger, consolidation, amalgamation or arrangement, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of Hudbay. The terms "Incurred" and "Incurrence" have meanings correlative to the foregoing.

"Indemnified Taxes" means Taxes other than Excluded Taxes.

"Indemnitee" is defined in Section 13.8(b) .

"Insolvent" means, with respect to any Multiemployer Plan, the condition that such Multiemployer Plan is insolvent within the meaning of Section 4245 of ERISA.

"Intellectual Property" means domestic and foreign: (a) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (b) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae, customer lists, data bases, documentation, registrations and franchises relating to any of the foregoing; (c) copyrights, copyright registrations and applications for copyright registration; (d) mask works, mask work registrations and applications for mask work registrations; (e) designs, design registrations, design registration applications and integrated circuit topographies; (f) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (g) computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs; (h) any other intellectual property and industrial property; and (i) all additions and improvements to the foregoing.

"Interbank Reference Rate" means, in respect of any currency, the interest rate expressed as a percentage per annum which is determined by the Agent at any time in accordance with banking industry rules on interbank compensation for use when calculating interest due by it or owing to it arising from correction of errors in transactions in that currency between it and other banks.

"Intercorporate Obligations" mean all present and future Debts, liabilities and obligations of any kind owing or remaining unpaid by any Restricted Party to any Hudbay Group Member in respect of loans or advances made by such Hudbay Group Member to such Restricted Party; provided that such Hudbay Group Member (who is the lender in respect of the Intercorporate Obligation) is a party to and bound by the Intercorporate Subordination Agreement.

"Intercorporate Subordination Agreement" means the Amended and Restated Intercorporate Subordination Agreement dated as of October 29, 2014 between: (a) the Agent, on behalf of the Lenders and their Affiliates party to the Other Secured Obligations, and (b) those Hudbay Group Members party to such Intercorporate Subordination Agreement from time to time.

"Intercreditor Agreements" means any agreements that may be entered into from time to time to provide for the subordination, ranking or priority of any other Debt in relation to the Obligations or the Other Secured Obligations including, without limitation, the SW Intercreditor Agreement.

"Interest Coverage Ratio" means the ratio of (a) EBITDA for the most recently completed four fiscal quarters to (b) Hudbay's Consolidated Interest Expense for the same period.

"Interest Payment Date" means (in connection with Prime Rate Advances and Base Rate Advances) the last Banking Day of each calendar month.

''Interest Rate Agreement'' means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

''Investment'' means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers, suppliers or vendors in the ordinary course of business) or other extensions of credit (including by way of Guarantee (as such term is defined under the Note Indenture as it exists on the date hereof) or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit (other than a time deposit)) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity Interests, Debt or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS, provided that none of the following will be deemed to be an Investment:

(a)	Hedging Obligations entered into in the ordinary course of business and in compliance with the Note Indenture (as it exists on the date hereof);

(b)	endorsements of negotiable instruments and documents in the ordinary course of business; and

(c)	an acquisition of assets, common shares or other securities by Hudbay or a Subsidiary for consideration to the extent such consideration consists of common shares of Hudbay.

"Issuing Banks" means, for the time being, either BNS and/or CIBC. If both of BNS and CIBC cease to be Issuing Banks, a successor shall be agreed to by the Borrowers and the Required Lenders, acting reasonably.

"Key Operating Assets" means Hudbay's direct or indirect interest in the 777 Mine, the Lalor Mine, Reed Mine Project, the Constancia Mine and HBMS's metallurgical facilities and concentrators (including without limitation the Flin Flon concentrator, the Flin Flon zinc refinery and the Snow Lake concentrator).

"Lalor Mine" means HBMS' underground zinc, gold and copper mine located near the town of Snow Lake, Manitoba for greater certainty including, without limitation, the underground access ramp from the Chisel North Mine and the Snow Lake concentrator.

"L/C" or "Letter of Credit" means either a Performance Letter of Credit or Financial Letter of Credit denominated in Canadian Dollars or US Dollars in a form satisfactory to the Issuing Banks, issued by either of the Issuing Banks at the request of either of the Borrowers in favour of a third Person to secure the payment or performance of an obligation of a Restricted Party to the third Person.

"L/C Fees" means, with respect to an L/C, the amount calculated by multiplying (a) the face amount of that L/C by the rate for calculation of the L/C Fee specified in Section 2.7(a) by (b) a fraction, the numerator of which is the duration of the term of that L/C and the denominator of which is the number of days in the calendar year in question.

"LDCMS" means Louis Dreyfus Commodities Metals Suisse S.A.

"LDCMS Offtake Agreement" means the Copper Concentrates Sales and Purchase Agreement dated June 2, 2014 between LDCMS, as purchaser, HB Peru SAC, as seller, and Hudbay, as guarantor for the sale and purchase of copper concentrates (including gold and silver by-products) from the Constancia Mine, as amended by an agreement dated December 22, 2015.

"Leased Real Properties" means the leasehold interests (other than Mining Leases) held by any Hudbay Group Member in any real properties (including as described in Schedule 7.1(t) forming the subject matter of the Leases to which any of the Borrowers or, in respect of the 777 Mine only, HB Exploration is a party).

"Leases" means all leases, subleases, agreements to lease, offers to lease, renewals of leases and other rights on interest of, in or to real property granted to any of the Borrowers or, in respect of the 777 Mine only, to any other Hudbay Group Member.

"Lenders" means each of the Persons listed on Schedule A and other lenders that from time to time become Lenders in accordance with Article 11, including the Issuing Banks, and "Lender" means any one of them. Notwithstanding the foregoing, references in this Agreement to the Lenders in the context of the Agent holding Guarantees or any Lien for the benefit or on behalf of the Lenders shall be interpreted as including Affiliates of Lenders who may hold Other Secured Obligations from time to time.

"Lending Office" means, as to any Lender, the office or offices from which it makes Advances and receives payments pursuant to this Agreement from time to time.

"LIBO Rate" means, for any LIBOR Period and LIBOR Advance, either:

(a)

the rate expressed as a percentage per annum for deposits in US Dollars in the London interbank market for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance, that appears on the Reuters LIBOR01 Page (or any successor source from time to time) as of 11:00 a.m. (London time) two Banking Days before the first day of the LIBOR Period; or

(b)

if no such rate appears as contemplated in item (a), the interest rate expressed as a percentage per annum at which deposits in US Dollars are offered by the principal office of the Agent in London, England, in the London interbank market at 11:00 a.m. (London time) two Banking Days before the first day of the LIBOR Period for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance.

The LIBO Rate calculated pursuant to (a) above shall be no less than 0%.

"LIBOR Advance" means an Advance in US Dollars bearing interest based on the LIBO Rate and includes deemed LIBOR Advances provided for in this Agreement.

"LIBOR Period" means the period selected by the applicable Borrower for a LIBOR Advance or the period deemed to be applicable to the LIBOR Advance provided for in this Agreement.

"Lien" means, with respect to any Property, any hypothec, mortgage, prior claim, privilege, lien, pledge, charge, security interest, encumbrance or royalty of any kind in respect of such Property. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any Property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

"Loan Documents" means this Agreement, the Guarantees, the Security Documents, any Intercreditor Agreement, the Fee Agreements, the Intercorporate Subordination Agreement, any Derivatives entered into with the Lenders or any Affiliate of the Lenders and all other documents relating to the Credit and any such Derivatives.

"Majority Lenders" means Lenders holding, in the aggregate, greater than 50% of the Commitments.

"Material Adverse Effect" means any event, fact or circumstance or series of events, facts or circumstances affecting the condition, properties, business or results of operations of the Hudbay Group, taken as a whole, that either individually or in the aggregate materially adversely affects or could materially adversely affect: (a) the business, affairs, property, liabilities or financial condition of the Restricted Parties taken as a whole; (b) the ability of the Obligors to perform their respective obligations under the Loan Documents in accordance with the respective terms thereof; or (c) the rights and remedies, as applicable, of the Agent or the Lenders under or the enforceability of any of the Loan Documents.

"Material Agreement" means, any Contract of any Hudbay Group Member the breach, non-performance, non-enforceability, or cancellation of which or the failure of which to renew could reasonably be expected to have a Material Adverse Effect.

"Material Subsidiary" means (a) HBMS, (b) HB Marketing, (c) HB Exploration, (d) HB Peru Canada, (e) HB Peru SAC, (f) HudBay (BVI) Inc., (g) 6502873 Canada Inc., (h) HudBay Arizona Corporation, (i) Cobre Verde de Mexico, SA de CV, (j) HudBay Arizona (Canada) Corporation, (k) 8988277 Canada Inc., (l) HudBay Arizona (Barbados) SRL, (m) HudBay Arizona (US) Corporation, (n) HudBay Arizona (US) Holding Corporation, (o) Cobre Verde Development Corporation, (p) Rosemont Copper Company, (q) San Rita South, LLC, (r) San Rita Properties, LLC, (s) Dawson Properties, LLC, (t) Wilmot Junction, LLC and (u) any other Subsidiary of Hudbay (whether or not wholly-owned): (i) that, as of the end of any fiscal quarter of Hudbay, has total consolidated assets having a book value of or equivalent to US$40,000,000 or more, or (ii) that, as of the end of any fiscal quarter of Hudbay, has total consolidated revenue for the last 12 months of or equivalent to US$10,000,000 or more, or (iii) Equity Interests of which are acquired after March 30, 2016 at an aggregate cost to Hudbay on a consolidated basis of or equivalent to US$40,000,000 or more, or (iv) that directly or indirectly holds Equity Interests of a Material Subsidiary or (v) that has been designated as a Material Subsidiary by written notice from the Borrowers to the Agent and the Lenders. No Material Subsidiary shall cease to be a Material Subsidiary without the consent of the Required Lenders.

"Maturity Date" means March 30, 2019 or such later date as may be agreed in accordance with the terms of this Agreement.

"Maximum Available Amount" means, subject to adjustment pursuant to Section 2.6 and Section 6.4(c), US$300,000,000.

"Mine Properties" means the fee simple properties, surface leases, Mining Rights, Mining Title and Mining Leases comprising the Lalor Mine, the 777 Mine, the Chisel North Mine, the Constancia Mine and any other material fee simple properties, surface leases, Mining Rights, Mining Title and Mining Leases held or owned by any of the Hudbay Group Members.

"Mining Lease" means a lease, license or other use agreement which provides any Hudbay Group Member real property or water rights, other interests in land, including any mineral or resource, mining and surface rights, easements, rights of way or options. Leases which provide a Hudbay Group Member the right to construct and operate a conveyor, crusher plant, silo, load out facility, rail spur, shops, offices and related facilities on the surface of the real property containing such reserves, minerals or resources shall also be deemed a Mining Lease.

"Mining Rights" means the mining claims and associated mining exploitation rights, mineral leases, Order-in-Council leases, mining concessions and other mining rights in respect of the Mine Properties, and registered with Governmental Authority in the name of any Hudbay Group Member, together with all other unpatented mining claims and associated mining exploitation rights or claims hereafter owned or held by any Hudbay Group Member.

"Mining Title" means fee simple title to surface and/or minerals or an undivided interest in fee simple title thereto or a leasehold interest in all or an undivided interest in surface and/or minerals together with no less than those real property, easements, licenses, privileges, rights and appurtenances as are necessary to mine, remove, process and transport minerals in the manner presently operated.

"Moody's" means Moody's Investors Service, Inc. or any successor by merger or consolidation to its business.

"Multiemployer Plan" means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"New Accordion Lender" has the meaning defined in Section 2.6(b) .

"New Lenders" means one or more other financial institutions that are identified by the Borrowers (with the assistance of the Agent, if requested) and that are acceptable to the Accepting Lenders, acting reasonably.

"Non B/A Lender" is defined in Section 6.11(c) .

"Non-Funding Lender" is defined in Section 6.15(b) .

"Non-Note Guarantor" means any Restricted Subsidiary of Hudbay that is not a Note Guarantor.

"Non-Recourse Debt" means Debt of a Person:

(a)

as to which neither Hudbay nor any of the Restricted Subsidiaries (i) provides any guarantee or credit support of any kind (including any undertaking, Guarantee (as defined in the Note Indenture as it exists on the date hereof), indemnity, agreement or instrument that would constitute Debt), other than Debt secured by Liens permitted by clause (25) of the definition of Permitted Liens (as such term is defined in the Note Indenture as it exists on the date hereof), or (ii) is directly or indirectly liable as guarantor or otherwise, other than Debt secured by Liens permitted by clause (25) of the definition of Permitted Liens (as such term is defined in the Note Indenture as it exists on the date hereof);

(b)

no default with respect to which would permit (upon notice, lapse of time or both) any holder of any other Debt of Hudbay or any of the Restricted Subsidiaries, other than Debt secured by Liens permitted by clause (25) of the definition of Permitted Liens (as such term is defined in the Note Indenture as it exists on the date hereof), to declare a default under such other Debt or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(c)

the explicit terms of which provide there is no recourse against any of the assets of Hudbay or the Restricted Subsidiaries, other than in respect of Liens permitted by clause (25) of the definition of Permitted Liens (as such term is defined in the Note Indenture as it exists on the date hereof);

provided that for greater certainty the parties hereto agree that "Liens permitted by clause (25) of Permitted Liens (as such term is defined in the Note Indenture as it exists on the date hereof)" do not constitute Permitted Liens.

"Non-Recourse Subsidiary" means any Hudbay Group Member that is not a Material Subsidiary or a Guarantor.

"Note Guarantor" means each Restricted Subsidiary of Hudbay in existence on the issue date of the Note Indenture that provided a Note Guarantee (as such term is defined in the Note Indenture as it exists on the date hereof) on the issue date of the Note Indenture and any other Restricted Subsidiary of Hudbay that provides a Note Guarantee (as such term is defined in the Note Indenture as it exists on the date hereof) after the issue date of the Note Indenture in accordance with the Note Indenture, provided that upon release or discharge of any Restricted Subsidiary of Hudbay from its Note Guarantee (as such term is defined in the Note Indenture as it exists on the date hereof) in accordance with the Note Indenture, such Restricted Subsidiary shall cease to be a Note Guarantor.

"Note Indenture" means the trust indenture dated as of September 13, 2012, as supplemented by supplemental indentures dated June 20, 2013, December 9, 2013 and August 6, 2014, among U.S. Bank National Association, as trustee, Hudbay and the guarantors party thereto in respect of the US$920,000,000 aggregate principal amount of senior unsecured notes due October 1, 2020.

"Obligations" means all obligations of the Obligors to the Agent and/or the Lenders under or in connection with this Agreement or any other Loan Document, including all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Obligors to the Agent and/or the Lenders in any currency or remaining unpaid by the Obligors to the Agent and/or the Lenders in any currency under or in connection with this Agreement or any other Loan Documents, whether arising from dealings between the Agent and/or the Lenders and the Borrowers or from any other dealings or proceedings by which the Agent and/or the Lenders may be or become in any manner whatever creditors of the Obligors under or in connection with this Agreement or any other Loan Document, and wherever incurred, and whether incurred by the Obligors alone or with another or others and whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses. In this definition, the "Lenders" means the Lenders, or any of them.

"Obligors" means, collectively, the Borrowers, the HB Peru Group, the Augusta Group (other than JPAR LLC) and each of the Guarantors from time to time and does not include Non-Recourse Subsidiaries. At March 30, 2016, the Obligors are the Borrowers, HB Marketing, HB Exploration, and, regardless of whether they are Guarantors, the HB Peru Group and/or the Augusta Group (other than JPAR LLC).

"OFAC" means The Office of Foreign Assets Control of the US Department of the Treasury.

"Ordinary Course" means, with respect to an action taken by a Person, that the action is consistent with the past practices of the Person and is taken in the usual course of the normal day-to-day operations of the Person.

"Original Credit Agreement" has the meaning specified in the recitals hereto.

"Other Secured Obligations" is defined in Section 3.2(a)(ii) .

"Other Taxes" means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

"Owned Real Properties" means, collectively, all land and premises owned, from time to time, by any Hudbay Group Member (including those listed on Schedule 7.1(t)) and the Buildings and Fixtures thereon and also for greater certainty including any other Owned Real Property disclosed pursuant to Section 8.3(b) .

"Participant" is defined in Section 11.4(a) .

"Parties" means collectively the Borrowers, the other Obligors, the Lenders and the Agent.

"PBGC" means the US Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

"Pension Plan" means (a) a "pension plan" or "plan" within the meaning of the applicable pension benefits legislation in any jurisdiction of Canada, that is organized and administered to provide pensions, pension benefits or retirement benefits for employees and former employees of any Restricted Party, or (b) any other pension benefit plan or similar arrangement applicable to employees and former employees of any Restricted Party, except a Welfare Plan or a Statutory Plan.

"Performance Letter of Credit" means a Letter of Credit issued by an Issuing Bank to support delivery of goods or services or performance of contractual obligations other than the payment of money.

"Permits" means franchises, licences, qualifications, authorizations, consents, certificates, registrations, exemptions, waivers, filings, grants, notifications, privileges, rights, orders, judgments, rulings, directives, permits and other approvals, obtained from or required by a Governmental Authority.

"Permitted Debt" means:

(a)	the Obligations;

(b)	the Other Secured Obligations to the extent they constitute Debt;

(c)	Debt of a Restricted Party contemplated by paragraph (h) of the definition of Debt herein;

(d)	unsecured Intercorporate Obligations; provided that such Debt is incurred when no Default or Event of Default has occurred and is continuing;

(e)	Subordinated Debt in an aggregate amount not to exceed $200,000,000;

(f)

Debt owed by a Person at the time the Person becomes a Restricted Party, provided that the Debt has not been incurred in contemplation of the Person becoming a Restricted Party and no Person that was previously or subsequently becomes a Restricted Party incurs any liability for the Debt;

(g)

reimbursement and related obligations in an aggregate principal amount not to exceed US$40,000,000 owing to an Acceptable LC Issuer by any Restricted Party for whose account a letter of credit or other similar instrument is issued, provided that the relevant Restricted Party has posted cash collateral with such Acceptable LC Issuer to secure all such reimbursement and related obligations;

(h)

unsecured Debt in a maximum of up to US$500,000,000 incurred by Hudbay in connection with the senior unsecured notes due October 1, 2020 issued on September 13, 2012 and unsecured guarantees from the other Obligors in respect of such notes, provided that such notes shall only be permitted hereunder so long as they do not provide for any scheduled repayments of principal before the date which is at least one year following the Maturity Date;

(i)

unsecured Debt in a maximum of up to US$150,000,000 incurred by Hudbay in connection with the senior unsecured notes due October 1, 2020 issued on June 20, 2013 and unsecured guarantees from the other Obligors in respect of such notes; provided that such notes shall only be permitted hereunder so long as they do not provide for any scheduled repayments of principal before the date which is at least one year following the Maturity Date;

(j)

unsecured Debt in a maximum of (i) up to US$100,000,000 incurred by Hudbay in connection with the senior unsecured notes due October 1, 2020 issued on December 9, 2013 and (ii) up to US$170,000,000 incurred by Hudbay in connection with the senior unsecured notes due October 1, 2020 issued on August 6, 2014, in each case together with unsecured guarantees from the other Obligors in respect of such notes; provided that such notes shall only be permitted hereunder so long as they do not provide for any scheduled repayments of principal before the date which is at least one year following the Maturity Date;

(k)

Debt in a maximum of up to US$150,000,000 incurred by HB Peru SAC in respect of mobile equipment used in connection with the Constancia Mine and unsecured guarantees from Hudbay in respect of such Debt;

(l)	Debt outstanding under the HB Peru ARCA;

(m)

letters of credit in a maximum of up to US$100,000,000 issued on behalf of HB Peru SAC in respect of obligations related to the Constancia Mine and unsecured guarantees from Hudbay in respect of such letters of credit;

(n)

Capital Lease Obligations and Debt secured by Purchase Money Obligations (which, for greater certainty, includes Capital Lease Obligations and Debt secured by Purchase Money Obligations incurred by HBMS to finance the purchase of mobile equipment to be used at its Manitoba operations) which do not exceed at any time the aggregate of US$75,000,000 or its Equivalent Amount in another currency;

(o)	other Debt up to a maximum amount not exceeding US$25,000,000 or its Equivalent Amount in another currency; and

(p)

Debt in a maximum of 10,000,000 incurred by the Augusta Group as well as, after the Rosemont Permits have been issued, Debt in a maximum of $40,000,000 incurred by the Augusta Group in connection with any required bonding, reclamation or letter of credit obligations imposed by a Governmental Authority with respect to the Rosemont Property.

"Permitted Jurisdictions" means Canada, the United States of America, the United Kingdom, Switzerland, France and Germany and their respective territories.

 "Permitted LC Cash Collateral Account" means any bank account maintained with an Acceptable LC Issuer (other than a Lender) in which is deposited cash collateral to the extent necessary to secure all reimbursement and related obligations permitted by paragraph (g) of the definition of Permitted Debt and owed to such Acceptable LC Issuer.

"Permitted Liens" means:

(a)	Liens granted pursuant to the SW Documents;

(b)	encumbrances related to the Royalty Agreement dated effective as of January 1, 2015 between Callinan Royalties Corporation and HBMS related to the 777 mine and surrounding area;

(c)

the royalties comprised of (i) any royalty payable to the Government of Peru, (ii) a 0.5% net smelter return royalty to a maximum of $10,000,000 in respect of the Constancia Royalty Properties, (iii) a 3.0% net smelter return royalty in respect of the Rosemont Property and (iv) a 3% net smelter return royalty in respect of Hudbay's Jason property in the Yukon Territory;

(d)	Liens granted pursuant to the Security Documents;

(e)

Liens in favour of Acceptable LC Issuers on any cash collateral held in a Permitted LC Cash Collateral Account used to secure any amounts on any letter of credit or other similar instrument referred to under paragraph (g) of the definition of Permitted Debt; provided that the aggregate amount so secured shall not be greater than US$40,000,000;

(f)	Liens granted to secure Capital Lease Obligations and Debt secured by Purchase Money Obligations as contemplated in paragraph (n) of the definition of Permitted Debt;

(g)

Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Borrowers in accordance with IFRS, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party;

(h)

Liens arising by operation of Applicable Law, securing the claims of Persons having taken part in the construction or renovation of real property (including the Real Property) and other like Liens arising in the Ordinary Course which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party, provided that the relevant Restricted Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by its auditors;

(i)	statutory Liens incurred or pledges or deposits made under worker's compensation, employment insurance and other social security legislation;

(j)

Liens or deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the Ordinary Course, provided that the aggregate of the obligations secured does not exceed US$5,000,000 at any time;

(k)

servitudes, easements, rights-of-way, restrictions and other similar encumbrances incurred in the Ordinary Course and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from the value of the Property subject thereto or interfere with the ordinary conduct of the business of the applicable Restricted Party;

(l)

Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Restricted Party shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(m)

the reservations, limitations and conditions contained in or implied by statute in any original grants from the Crown of any land or interest therein, statutory exceptions to title to and reservations in respect of a valid discovery with respect to Mining Rights, and Liens in favour of the Crown with respect to water rights and Mining Rights;

(n)

undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent;

(o)

the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or Permits, which affect any land, to terminate the leases, licenses, franchises, grants or Permits or to require annual or other periodic payments as a condition of the continuance thereof;

(p)

securities to public utilities or to any municipalities or governmental or other public authorities when required by the utility, municipality, governmental or other public authority in connection with the supply of services or utilities to any Restricted Party;

(q)

Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided, however, that such Liens or covenants do not materially and adversely affect the use of the lands by any Restricted Party;

(r)

statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of any Restricted Party under Applicable Law relating to the environment, human health or Hazardous Materials to which any Property of such Restricted Party is subject;

(s)

Liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of combination of accounts or similar rights in the ordinary course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution;

(t)	Liens arising from the right of distress enjoyed by landlords or Liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of leased properties;

(u)	Liens incurred by HB Peru SAC on its mobile fleet in respect of Debt referred to in paragraph (k) of the definition of Permitted Debt;

(v)	Liens incurred in respect of Debt referred to in paragraphs (l) and (n) of the definition of Permitted Debt;

(w)

Liens incurred in respect of Debt referred to in paragraph (m) of the definition of Permitted Debt on cash collateral used to secure any amounts outstanding in respect of such letters of credit; provided that the aggregate amount so secured shall not exceed $100,000,000;

(x)	Liens consented to by the Required Lenders;

(y)	Liens granted by Rosemont Copper Company in favour of United Copper and Moly LLC pursuant to the Rosemont Joint Venture Agreement;

(z)	Liens incurred by the Augusta Group in respect of Debt referred to in paragraph (p) of the definition of Permitted Debt; and

(aa)

any extension, renewal or replacement of any of the foregoing; provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Debt or additional Property (other than a substitution of like Property).

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"PPSA" means the Personal Property Security Act (Ontario).

''Preference Shares'' means any class or classes (however designated) of capital of a corporation that is preferred as to the payment of dividends upon liquidation, dissolution or winding up.

"Prime Rate" means, on any day, the greater of:

(a)	the annual rate of interest established by the Agent as its reference rate for that day for commercial loans made by it in Canada in Canadian Dollars; and

(b)	the average rate for 30 day Canadian Dollar bankers' acceptances that appears on the Reuters Screen CDOR Page at 10:00 a.m. Toronto time on that day, plus 1.00% per annum.

"Prime Rate Advance" means an Advance in Canadian Dollars bearing interest based on the Prime Rate and includes availments that are deemed to be Prime Rate Advances under this Agreement.

"Prohibited Transaction" has the meaning assigned to such term in Section 406 of ERISA and Section 4975(f)(3) of the Code.

"Property" means, with respect to any Person, any or all of its undertaking, property and assets, whether tangible, intangible, real or personal, and includes rights under Contracts and Permits and, in the case of the Hudbay Group Members, including all Real Property.

"Purchase Money Obligation" means, in respect of any Person, any Lien charging property acquired by such Person, which is granted or assumed by such Person, reserved by the transferor or which arises by operation of Applicable Law in favour of the transferor concurrently with and for the purpose of the acquisition of such property, in each case where: (a) the principal amount secured by such security interest is not in excess of the cost to such Person of the property acquired and costs associated with such acquisition; and (b) such security interest extends only to the property acquired and the proceeds therefrom.

"Real Property" means, collectively, the Owned Real Property, the Leased Real Property, the Mine Properties, the Mining Leases, the Mining Rights and the Mining Title.

"Receivable" means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an ''account,'' ''chattel paper,'' ''payment intangible'' or ''instrument'' under the Uniform Commercial Code as in effect in the State of New York and any ''supporting obligations'' as so defined.

''Receivables Fees'' means any fees or interest paid to purchasers or lenders providing the financing in connection with a securitization transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a securitization transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on balance sheet or off balance sheet or through a Restricted Subsidiary of Hudbay or an Unrestricted Subsidiary.

"Reed Mine" means the underground mine located near Snow Lake, Manitoba, and the copper deposit located therein forming the Reed Mine Project.

"Reed Mine Project" means 70% of the rights of the underground mine located near Snow Lake, Manitoba, and the copper deposit located therein, as per the joint venture agreement executed by HBMS and VMS Ventures Inc., on July 5, 2010.

"Reference Lender" means a Lender that is a bank named on Schedule I of the Bank Act (Canada) and that has been designated as or deemed to be a Reference Lender pursuant to Section 10.14.

"Register" is defined in Section 11.3.

"Rehabilitation and Reclamation Plans" means the closure plans that have been submitted to the applicable Governmental Authority in respect of each of the Key Operating Assets.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

"Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of any Hazardous Material into the environment, including the movement of such Hazardous Material through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata.

"Reorganization" means, with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

"Reportable Event" means any "reportable event," as defined in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events as to which the 30-day notice period referred to in Section 4043(c) of ERISA has been waived, with respect to a US Pension Plan.

"Representatives" means, with respect to any Party, its Affiliates and, if applicable, its and their respective directors, officers, employees, agents and other representatives and advisors.

"Required Lenders" means Lenders holding, in the aggregate, a minimum of 662/3% of the Commitments.

"Restricted Parties" means the Borrowers and all of their Subsidiaries excluding all Non-Recourse Subsidiaries.

"Restricted Payments" means, with respect to any Person, any cash payment by such Person (a) of any dividends on any of its Equity Interests, (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any of its Equity Interests or any warrants, options or rights to acquire any such Equity Interests, or the making by such Person of any other distribution in respect of any of its Equity Interests, (c) of any principal of or interest or premium on any Debt of such Person to a holder of Equity Interests of such Person or to an Affiliate of a holder of Equity Interests of such Person where such Debt is primarily held by holders of Equity Interests of such Person excluding Debt issued on an Arm's Length basis and on a widely held basis, or (d) of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of cash gift or other cash gratuity, to any Affiliate of such Person or to any director or officer thereof (excluding customary director and officer compensation); provided that, Restricted Payments do not include payments made from any Hudbay Group Member to any other Hudbay Group Member.

"Restricted Subsidiary" of a Person means any direct or indirect Subsidiary of the referent Person (or if no such Person is specified, Hudbay) that is not an Unrestricted Subsidiary.

"Rosemont Joint Venture Agreement" means the Rosemont Copper Project Joint Venture Agreement between Rosemont Copper Company and United Copper and Moly LLC dated September 16, 2010.

"Rosemont Permits" means the final Record of Decision from the U.S. Forest Service and the Clean Water Act Section 404 Permit from the U.S. Army Corps of Engineers in respect of the Rosemont Property.

"Rosemont Property" means the patented and unpatented claims and fee land in Pima County, Arizona that is the site of the Rosemont copper project.

"RP Basket Amount" means, for any fiscal year of Hudbay, the greater of (a) the RP Threshold Amount for such fiscal year and (b) 50% of Adjusted Net Income for the previous fiscal year.

"RP Threshold Amount" means, for any fiscal year, C$0.03 multiplied by the sum of 235,231,688 common shares of Hudbay plus any common shares of Hudbay issued from treasury after February 24, 2016 (which for greater certainty shall not include any common shares of Hudbay issued in connection with any stock split or stock dividend). "S&P" means Standard & Poor's Financial Services LLP or any successor by merger or consolidation to its business.

"Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby Hudbay or its Restricted Subsidiary transfers such property to a Person (other than Hudbay or any of its Subsidiaries) and Hudbay or its Restricted Subsidiary leases it from such Person.

"Sanctioned Entity" means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country sanctions program administered and enforced by OFAC.

"Sanctioned Person" means a person named on the list of Specially Designated Nationals maintained by OFAC.

"Sanction(s)" means any international economic sanction administered or enforced by the United States Government (including without limitation, OFAC), the United Nations Security Council, the European Union, Her Majesty's Treasury or other relevant sanctions authority.

"Securitization Transaction" means, in respect of any Person, any transaction providing for the sale, securitization or other asset-backed financing of (a) receivables of or owing to such Person or (b) any other assets of such Person and includes without limitation a Sale/Leaseback Transaction.

"Security" means the guarantees and security held from time to time by or on behalf of the Lenders (including guarantees and security held by the Agent), securing or intended to secure or support repayment of any of the Obligations, including the security and guarantees described in Article 3 and Article 4.

"Security Documents" means collectively, the Borrowers' Security Documents and the Guarantors' Security Documents.

"Senior Secured Debt" means the aggregate amount of (a) all Obligations, (b) all HB Peru SAC Obligations and (c) Hudbay's consolidated Capital Lease Obligations.

"Senior Secured Debt to EBITDA Ratio" means the ratio of (a) Senior Secured Debt on the relevant calculation date to (b) the sum of the consolidated EBITDA of Hudbay for the most recently completed four fiscal quarters.

"Silver Wheaton Caymans" means Silver Wheaton (Caymans) Ltd.

"Stated Maturity" means, with respect to any instrument or security, the date specified in the agreement governing or certificate relating to such Debt as the fixed date on which the final payment of principal of such instrument or security is due and payable, including pursuant to any mandatory redemption provision, but not including any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

"Statutory Plan" means any benefit plan that a Restricted Party is required by statute to participate in or contribute to in respect of any current or former employee, director, officer, shareholder, consultant or independent contractor of that Restricted Party, or any dependent of any of them, including the Canada Pension Plan, the Quebec Pension Plan and plans administered pursuant to applicable legislation regarding health, tax, workers' compensation insurance and employment insurance.

"Subordinated Debt" means any debt for borrowed money that (a) the Borrowers and the Required Lenders shall have specifically agreed in writing will constitute Subordinated Debt for the purpose hereof, and (b) is incurred at such time as no Default or Event of Default is continuing or would be created by the incurrence thereof and which has a maturity date for any principal repayments which is not earlier than the Maturity Date and which is postponed and subordinated to all rights of the Lenders under or in respect of the Loan Documents pursuant to a subordination agreement satisfactory in form and substance to the Required Lenders.

"Subsidiary" of any Person means: (a) for the purposes of calculating Consolidated Income Taxes, Consolidated Interest Expense and EBITDA (i) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (ii) any partnership, joint venture, limited liability company (other than an unincorporated joint venture) or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a)(i) and (a)(ii), at the time owned or controlled, directly or indirectly, by (A) such Person, (B) such Person and one or more Subsidiaries of such Person or (C) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of Hudbay and (b) for all other purposes, a Person means any Person Controlled by the first Person or by any Subsidiary of the first Person.

"SW Documents" means, collectively, the SW Intercreditor Agreement, the SW Peruvian Intercreditor Agreement, the 777 PMPA, the Augusta Streaming Agreement and the Constancia SPA and "SW Document" means any one of them.

"SW Intercreditor Agreement" means the Intercreditor Agreement dated September 28, 2012 among the Agent, the Borrowers and Silver Wheaton Corp.

"SW Peruvian Intercreditor Agreement" means the Amended and Restated Intercreditor Agreement dated as of the Effective Date among the Agent, Silver Wheaton Caymans, HB (BVI), HB Peru SAC, Hudbay, Computershare Trust Company of Canada, La Fiduciara S.A. and BNP Paribas.

"Tangible Net Worth" means, at the date of determination, Hudbay's consolidated shareholder equity as set forth on the consolidated financial statements most recently delivered pursuant to either Section 8.3(a)(i) or 8.3(a)(ii) less the consolidated value of all of Hudbay's intangible assets (including goodwill) all as determined in accordance with IFRS.

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto, and "Tax" has a corresponding meaning.

"Unrestricted Subsidiary" means:

(a)

any Subsidiary of Hudbay which at the time of determination shall be designated an Unrestricted Subsidiary by the board of directors of Hudbay in the manner provided below pursuant to the terms of both this Agreement and the Note Indenture; and

(b)	any Subsidiary of an Unrestricted Subsidiary.

The board of directors of Hudbay may designate any Subsidiary of Hudbay (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation, amalgamation, arrangement or Investment therein) to be an Unrestricted Subsidiary only if:

(1)

such Subsidiary or any of its Subsidiaries does not own any common shares or Debt of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of Hudbay that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2)	such Subsidiary has no Debt other than Non-Recourse Debt;

(3)

such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of Hudbay and its Subsidiaries;

(4)	such Subsidiary is a Person with respect to which neither Hudbay nor any of its Restricted Subsidiaries has any direct or indirect obligation:

	(a)	to subscribe for additional common shares of such Person; or

	(b)	to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(5)

on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with Hudbay or any of its Restricted Subsidiaries with terms substantially less favorable to Hudbay than those that might have been obtained from Persons who are not Affiliates of Hudbay.

Any such designation by the board of directors of Hudbay shall be evidenced to the Agent by a certified resolution of the board of directors of Hudbay giving effect to such designation and certificate of an officer of Hudbay certifying that such designation complies with the foregoing conditions and any conditions set forth in the Note Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary, and any Debt of such Subsidiary shall be deemed to be Incurred as of such date. Notwithstanding the foregoing neither the Borrowers nor any Guarantor may, under any circumstances, be an Unrestricted Subsidiary.

"US Dollars", "US$" and "$" mean the lawful currency of the United States of America.

"US Pension Plan" means any employee pension plan (as defined in Section 3(2) of ERISA, other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA and in respect of which any Restricted Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 or Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"US Plan" means any US employee benefit plan as defined in Section 3(3) of ERISA, including any US Welfare Plan, any US Pension Plan, and any such plan which is both a US Welfare Plan and a US Pension Plan, and in respect of which any Restricted Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 or Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"US Welfare Plan" means any employee welfare benefit plan (as defined in Section 3(1) of ERISA) subject to ERISA and/or the Code that is sponsored, maintained or contributed to by any Obligor for any present or former employee and in respect of which any Restricted Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4062 or Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Use" means the generation, manufacture, processing, distribution, handling, use, treatment, recycling, storage, disposal, arrangement for or permitting the disposal, transportation or Release of any Hazardous Material.

"Welfare Plan" means any deferred compensation, bonus, share option or purchase, savings, retirement savings, retirement benefit, profit sharing, medical, health, hospitalization, insurance or any other benefit, program, agreement or arrangement, funded or unfunded, formal or informal, written or unwritten, that is applicable to any current or former employee, director, officer, shareholder, consultant or independent contractor of any Restricted Party, or any dependent of any of them, except a Pension Plan or a Statutory Plan.

"Wholly Owned Subsidiary" means a Restricted Subsidiary of Hudbay, all of the Equity Interests of which (other than directors' qualifying shares) is owned by Hudbay or another Wholly Owned Subsidiary.

"Withdrawal Liability" means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.

1.2             Construction

                   The Loan Documents have been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Loan Documents.

1.3             Certain Rules of Interpretation

                   In this Agreement:

(a)

the division into articles and sections and the insertion of headings and a table of contents in any Loan Document are for convenience of reference only and shall not affect the construction or interpretation of the Loan Document;

(b)	unless specified otherwise or the context otherwise requires, in any Loan Document:

(i)	"the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of"; and

(ii)	all references to specific times are references to Toronto, Ontario time.

1.4             Terms Generally

                   The definitions of terms in any Loan Document shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document in any Loan Document (including any reference to this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications in any Loan Document), (b) any reference in any Loan Document to any Person shall be construed to include such Person's successors and permitted assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement (or the other Loan Document in which the words appear) in its entirety and not to any particular provision hereof or thereof, (d) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which the references appear, (e) any reference to any law or regulation in any Loan Document shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all Property, including cash, securities, accounts and contract rights.

1.5             Knowledge

                   In any Loan Document, any reference to the knowledge of any Party means to the best of the knowledge, information and belief of the Party after reviewing all relevant records and making due inquiries regarding the relevant matter.

1.6             Performance on Banking Days

                   If any action is required to be taken pursuant to any Loan Document on or by a specified date that is not a Banking Day, the action is valid if taken on or by the next Banking Day, except that in the case of a payment in respect of a LIBOR Advance, if the next Banking Day is in a different calendar month then the payment shall be made on the preceding Banking Day.

1.7             Accounting Terms & Calculations

            (a)        In any Loan Document, unless specified otherwise, each accounting term has the meaning assigned to it under IFRS.

            (b)        For greater clarity and unless otherwise specifically provided herein, the consolidated financial results of Hudbay prepared in accordance with IFRS shall be used for the purposes of calculating Adjusted Net Income, EBITDA, Consolidated Interest Expense and Tangible Net Worth (and all components thereof). Notwithstanding the foregoing, for the purposes of the Senior Secured Debt to EBITDA Ratio, the consolidated financial results of HBMS prepared in accordance with IFRS shall be used to calculate EBITDA (and all components thereof).

1.8             Change in Accounting Policies

                   Whereas Hudbay may adopt new accounting policies from time to time (including with respect to IFRS), whether such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this agreement or any other Loan Document, then the Borrowers, the Agent and the Lenders agree to enter into negotiations in good faith and in a timely manner in order to amend such provisions of this agreement or such Loan Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Borrowers' or any of their Subsidiary's financial condition, financial covenants, financial covenant thresholds or terms used in this agreement or any other Loan Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Required Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. If the Borrowers and the Required Lenders cannot agree upon the required amendments immediately prior to the date of implementation of any accounting policy change, then all calculations of financial covenants, financial covenant thresholds or terms used in this agreement or any other Loan Document shall be prepared and delivered without reflecting the accounting policy change.

1.9             Amendment and Restatement

                   Effective as of the Effective Date, this Agreement amends and restates, in its entirety, and supersedes the Original Credit Agreement. Each of the parties hereto acknowledges and agrees that any of the Loan Documents to which it is a party or otherwise bound shall continue in full force and effect and that all of its obligations thereunder shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of the amendment and restatement of the Original Credit Agreement. It is the intention of each of the parties hereto that the Original Credit Agreement be amended and restated so as to preserve the perfection and priority of all security interests securing Debt and obligations (including the Guarantees) under the Original Credit Agreement and that all Debt and other obligations (including the Guarantees) of the Obligors hereunder and thereunder shall be secured by the Security Documents and that this Agreement does not constitute a novation of the obligations and liabilities (including the Guarantees) existing under the Original Credit Agreement. The parties hereto further acknowledge and agree that this Agreement constitutes an amendment of the Original Credit Agreement validly made under and in accordance with the terms of Section 13.2 of the Original Credit Agreement. Except to the extent specifically amended hereby, each of the Loan Documents (including the Exhibits and Schedules to the Original Credit Agreement and the other Loan Documents) shall continue in full force and effect and, from and after the Effective Date, all references to the "Credit Agreement" contained therein shall be deemed to refer to this Agreement.

1.10            Additional Lenders

                   Upon the Effective Date the Existing Lenders irrevocably sell and assign to each of the Additional Lenders (as defined below), and each of the Additional Lenders hereby irrevocably purchases and assumes from the Existing Lenders, a portion of the rights and obligations of the Existing Lenders as "Lender" under this Agreement, including their interests in the outstanding "Advances" under this Agreement, as necessary in order to reflect the Commitments set out in Schedule A of this Agreement. The sales, assignments, purchases and assumptions shall be deemed to have been made, and consented to as required by the Borrowers, the Agent and the Issuing Banks, on the terms of the Assignment and Assumption. For greater certainty, the assignment fee contemplated by Section 11.2 shall not apply to the assignments contemplated by this Section 1.10. For purposes of this Section 1.10, the "Existing Lenders" means BNS, CIBC, Bank of Montreal, Royal Bank of Canada and The Toronto-Dominion Bank and "Additional Lenders" means all Lenders except the Existing Lenders.

ARTICLE 2
THE CREDIT

2.1             Amount and Availment Options

            (a)        Subject to the terms and conditions of this Agreement, the Lenders shall provide, severally (not jointly and not jointly and severally), a credit (the "Credit") for the use of the Borrowers in the aggregate amount of up to the Maximum Available Amount or the Equivalent Amount in Canadian Dollars. Each Lender's obligation shall be limited to its respective Applicable Percentage of the Credit.

            (b)        At the option of the Borrowers, all or a portion of the Credit may be used by:

(i)	requesting the Lenders to make Prime Rate Advances, Base Rate Advances and/or LIBOR Advances;

(ii)	presenting orders to the Lenders for acceptance as B/As; and/or

(iii)

requesting that L/Cs be issued by any of the Issuing Banks on behalf of all the Lenders, except that the aggregate face amount of L/Cs outstanding under the Credit at any time shall not exceed US$100,000,000 or the Equivalent Amount in Canadian Dollars.

            (c)        Subject to Section 2.9, the aggregate of all Advances shall not, at any time, exceed the Maximum Available Amount.

2.2             Reborrowing

                   The Credit is a revolving credit and the principal amount of any Advance under the Credit that is repaid may be re-borrowed, if the Borrowers are otherwise entitled to an Advance under the Credit.

2.3             Use of the Credit

                   The Credit may be used to finance working capital requirements, Capital Expenditures, non-hostile acquisitions permitted under the terms of this Agreement and the general corporate requirements of the Borrowers and issuance of L/Cs for such purposes provided the Credit cannot be used solely for the purpose of accumulating cash in deposit or investment accounts outside the ordinary course of business, but references in this Section to the use of the Credit shall not in any way modify other provisions of this Agreement.

2.4             Term and Repayment

                   The Credit shall be repaid in full and cancelled on or before the Maturity Date. If no Default has occurred and is continuing, the Borrowers may request that the Maturity Date be extended by up to one year on each request in accordance with the procedures specified in this Section 2.5. All payments hereunder shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances: (a) any lack of validity or enforceability of any order accepted by a Lender as a B/A; or (b) the existence of any claim, set off, defence or other right that the Borrowers may have at any time against the holder of a B/A, a Lender or any other Person or entity, whether in connection with this Agreement or otherwise.

2.5             Extension

            (a)        The Borrowers shall, if they wish to extend the Maturity Date of the Credit, make a request to each Lender by written notice given to the Agent not earlier than 90 days prior to the anniversary date of the Effective Date and not later than 60 days prior to the anniversary date of the Effective Date; provided that no such notice shall be effective unless the Borrower (as defined in the HB Peru ARCA) has delivered a written notice pursuant to Section 2.5 of the HB Peru ARCA that it wishes to extend the "Maturity Date" (as defined in the HB Peru ARCA). Each Lender shall provide a written response to that request to the Agent within 30 days; provided that no such response shall be effective unless such Lender has provided the same response (accepting or declining the proposed extension under the HB Peru ARCA) and if such notices are not the same such Lender shall be deemed to have declined such extension request under both this Agreement and the Hudbay ARCA. Promptly thereafter, the Agent shall notify the Borrowers of the response of the Lenders, and shall include the names of all Declining Lenders (such notice, the "Accepting Lender Notice").

            (b)        If all of the Lenders agree to extend the Maturity Date, the Maturity Date shall be extended by 365 days from the then applicable Maturity Date.

            (c)        If the aggregate amount of the Commitments of the Accepting Lenders is less than 662/3% of the aggregate Commitments of all Lenders then in effect, the Maturity Date shall not be extended.

            (d)        If the aggregate amount of the Commitments of the Accepting Lenders are equal to or greater than 662/3% but less than 100% of the aggregate Commitments of all Lenders, unless the Borrowers elect not to extend the Maturity Date by giving a further written notice to the Agent to that effect within 10 days after the Agent notifies the Borrowers of the Lenders' response, the Maturity Date shall be extended by one year from the then applicable Maturity Date provided that the Borrowers have, before the then applicable Maturity Date, replaced or cancelled the Commitments of all Declining Lenders in the following manner:

(i)

The Borrowers may, at any time on or before the 10th Banking Day following the receipt of the Accepting Lender Notice, by written request to the Agent (each, an "Acquisition Request Notice"), a copy which shall be provided by the Agent to each Lender within one Banking Day of the Agent receiving same, request that the rights and obligations of the Declining Lenders be assigned in accordance with this Section 2.4 and the following shall apply:

(A)

Any Accepting Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Loan Documents (all of such rights and obligations being herein called the "Available Amount") by giving written notice to the Agent (an "Acquisition Notice") of the portion of the Available Amount which it is prepared to acquire (the "Desired Acquisition Amount") provided that it has provided an identical Acquisition Notice (as defined in the HB Peru ARCA) under Section 2.5 of HB Peru ARCA. Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice by the Borrowers to the Agent (such deadline being herein called the "Acquisition Deadline"). If only one Accepting Lender gives an Acquisition Notice to the Agent or if more than one Accepting Lender gives an Acquisition Notice to the Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Accepting Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Loan Documents. If more than one Accepting Lender gives an Acquisition Notice to the Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Accepting Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Loan Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Accepting Lender.

(B)

Promptly following the Acquisition Deadline, the Agent shall give to the Borrowers and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Accepting Lender. Each of such acquisitions shall be completed on the date which is five Banking Days following the Acquisition Deadline, in accordance with the procedures set out in Section 11.2.

(C)

If the Available Amount is not completely acquired by the Accepting Lenders, the Borrowers may locate New Lenders, to acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Loan Documents on the date which is 20 Banking Days following the Acquisition Deadline, in accordance with the procedures set out in Section 11.2.

(D)

Any outstanding Commitment of the Declining Lenders which is not acquired by Accepting Lenders or New Lenders under Sections 2.5(d)(i)(B) or 2.5(d)(i)(C) shall be repaid by the Borrowers, and the Commitments of the Declining Lenders not so acquired shall be cancelled on the then applicable Maturity Date and the amount of the Credit shall thereupon be reduced by the aggregate of the Commitments so cancelled, if any.

2.6             Accordion Feature

            (a)        The Borrowers may, at any time and from time to time, request an increase in the principal amount of the Credit (each, an "Accordion Request"); provided that: (i) the aggregate principal amount of all increases in the Credit pursuant to this Section 2.6(a) shall not exceed US$50,000,000 in the aggregate for all Accordion Requests and (ii) no Default or Event of Default shall have occurred and be continuing or would result therefrom. Each Accordion Request made under this Section 2.6(a) shall be submitted by the Borrowers to the Agent (which shall promptly forward copies to each Lender). Each Accordion Request may specify any fees offered to those Lenders which agree to increase their Commitment (each such Lender, an "Increasing Lender"), which fees may be variable based upon the amount by which any such Increasing Lender is willing to increase the principal amount of its Commitment (which for greater certainty, need not be equal to such Increasing Lender's Applicable Percentage of the Credit existing immediately prior to receipt of such Accordion Request). No Lender shall have any obligation, express or implied, to offer to increase or accept the Borrowers' offer to increase its Commitment. Only the consent of each Increasing Lender and the Issuing Banks shall be required for an increase in such Lender's Commitment pursuant to this Section 2.6(a) . No Lender which declines to increase its Commitment may be replaced with respect to its existing Commitment as a result thereof without such Lender's consent.

            (b)        Each Increasing Lender shall as soon as practicable after each Accordion Request is submitted by the Borrowers to the Agent, specify in writing to the Borrowers and the Agent the amount of the proposed increase that it is willing to assume. The Borrowers (in consultation with the Agent) may accept some or all of the offered amounts or designate new lenders (on terms that are no more favourable than those offered to the Lenders except with respect to the allocation of any accordion or commitment fee) that qualify as an Eligible Assignee under this Agreement, as additional Lenders (each such new lender being a "New Accordion Lender"), which New Accordion Lenders may assume all or a portion of the increase in the Credit; provided that such New Accordion Lenders must be approved by the Agent and the Issuing Banks. The Borrowers shall have sole discretion to adjust the allocation of the increased Commitments among Increasing Lenders and New Accordion Lenders provided that the Borrowers shall take into account any exposure limitations specified by the Agent or an Issuing Bank with respect to a Lender.

            (c)        Upon delivery to the Agent of an Accordion Agreement executed by the Obligors and an Accordion Lender, the Agent and the Issuing Banks shall promptly execute and deliver such Accordion Agreement whereupon this Agreement and each other Loan Document shall, subject to Sections 2.6(a)(i) and 2.6(a)(ii), henceforth be read and construed as if such Accordion Lender were party to this Agreement as a Lender having all of the rights and obligations of a Lender expressed herein with respect to the Commitment with respect to the Credit that such Accordion Lender has agreed to accept, and all references to any Lenders in any Loan Document shall (to the extent the context so admits) be construed accordingly. Subsequent thereto, Schedule A hereto shall be deemed to be amended to add the Commitment of such Accordion Lender. Each Lender irrevocably appoints, authorizes and directs the Agent, as its attorney and agent, with full power of substitution and delegation, to complete and execute on its behalf, each Accordion Agreement relating to each Accordion Lender. Each Lender agrees that it will be bound by the terms of each such Accordion Agreement so completed and executed by the Agent.

            (d)        The Agent shall promptly notify the Borrowers and the Lenders of any increased Commitments with respect to the Credit Facility arising pursuant to Section 2.6(b) and 2.6(c) .

            (e)        Notwithstanding the foregoing provisions of this Section 2.6, no increase in the principal amount of the Credit nor any Accordion Agreement shall be effective unless and until the applicable Increasing Lender and New Accordion Lender (as applicable) shall have purchased and assumed the rights and obligations of the Lenders (as defined in the HB Peru ARCA) as required by Section 11.2(c) of the HB Peru ARCA.

2.7             Interest Rates and Fees

            (a)        Interest rates on Prime Rate Advances, Base Rate Advances, B/A Equivalent Loans and LIBOR Advances and the rates for calculation of B/A Fees and L/C Fees shall be as follows:

Prime Rate and Base	L/C Fee	L/C Fee	Other
Rate Advances	(Financial L/C)	(Performance L/C)	Advances	Standby Fee

3.50%	4.50%	3.00%	4.50%	1.125%

All figures in the table represent per cent per annum. Each of the amounts specified above, other than the standby fees, shall be increased by 2% per annum if a Default has occurred and is continuing. If a Default is disclosed by a Compliance Certificate, any increase shall be applied beginning as of the end of the fiscal period to which the Compliance Certificate relates.

            (b)        Interest shall accrue and be payable on Prime Rate Advances and Base Rate Advances at the Prime Rate or the Base Rate, respectively, plus the relevant figure shown under "Prime Rate and Base Rate Advances" in the table in Section 2.7(a) . Interest shall accrue and be payable on LIBOR Advances at the LIBO Rate plus the relevant figure shown under "Other Advances" in that table. The rate for calculation of B/A Fees shall be the relevant figure shown under "Other Advances" in that table. The rate for calculation of LC Fees for financial Letters of Credit shall be the relevant figure shown under "LC Fee (financial L/C)" in that table. The rate for calculation of LC Fees for performance Letters of Credit shall be the relevant figure shown under "LC Fee (performance L/C)" in that table.

            (c)        The Borrowers shall pay interest and fees at the applicable rate specified in Section 2.7(a) to the Agent at the Branch of Account on Advances outstanding from time to time, except that the B/A Fee for any B/A shall be paid by each Lender deducting the B/A Fee from the proceeds of the B/A remitted to the Agent pursuant to Section 6.8(c) . The Borrowers shall pay interest on Prime Rate Advances and Base Rate Advances on each Interest Payment Date. The Borrowers shall pay interest on each LIBOR Advance on the last day of the applicable LIBOR Period and, if the LIBOR Period is longer than three months, every three months after the date of the relevant LIBOR Advance. The Borrowers shall pay L/C Fees quarterly in arrears on the first Banking Day following each of Hudbay's fiscal quarters.

            (d)        The Borrowers shall pay a standby fee on the daily unadvanced portions of the Credit (which for clarity shall, for the purposes of this Section 2.7(d), be equal to the Maximum Available Amount less any amounts outstanding hereunder) at the rate specified under "Standby Fee" in the table in Section 2.7(a) . The standby fee shall be calculated daily beginning on the Effective Date and shall be payable quarterly in arrears on the first Banking Day following each of Hudbay's fiscal quarters. On final payment of the Obligations, the Borrowers shall also pay any accrued but unpaid standby fees.

            (e)        The Agent shall distribute interest and fees for the Credit to the Lenders based on their respective Applicable Percentages.

2.8             Other Fees

                   Hudbay shall, concurrently with the execution of this Agreement, pay non-refundable upfront fees as separately agreed between the Borrowers and the Lenders. Hudbay shall also pay agency fees to the Agent, and the relevant Borrower shall also pay fronting fees relating to L/Cs to the relevant Issuing Bank, in each case in accordance with the Fee Agreements.

2.9             Exchange Rate Fluctuations

                   If fluctuations in rates of exchange in effect between US Dollars and other relevant currencies cause the amount of Advances (expressed in US Dollars) to exceed the maximum amount of the Credit permitted in this Agreement at any time by 3% or more, the Borrowers shall immediately on demand pay the Lenders such amount as is necessary to repay the excess above the permitted maximum amount of the Credit. If the Borrowers are unable to immediately do so because LIBOR Periods have not ended, B/As have not matured or L/Cs are outstanding, the Borrowers shall immediately on demand post Cash Collateral with the Agent in the amount of the excess, and that Cash Collateral shall be held as security for the Obligations until the amount of the excess is paid in full. If, on the date of any Advance (whether by rollover, conversion or otherwise), the amount of Advances (expressed in US Dollars) exceeds the maximum amount of the Credit permitted herein because of fluctuations in rates of exchange, the Borrowers shall immediately pay the Lenders the excess and shall not be entitled to any Advance that would result in the amount of the Credit being exceeded.

2.10           Credit Excess

                   Notwithstanding any other provisions of this Agreement (other than Section 2.9), if at any time the aggregate principal amount of all Advances exceeds the Maximum Available Amount, the Borrowers shall immediately repay the aggregate outstanding Advances to the extent required to eliminate such excess. If the Borrowers are unable to immediately do so because LIBOR Periods have not ended, B/As have not matured or L/Cs are outstanding, the Borrowers shall immediately on demand post Cash Collateral with the Agent in the amount of the excess, and that Cash Collateral shall be held as security for the Obligations until the amount of the excess is paid in full.

2.11            Pari Passu

                   Subject to Section 9.11, all amounts owing in respect of the Obligations and the Other Secured Obligations shall rank pari passu with each other. Notwithstanding that any Person ceases to be a Lender for any reason, Other Secured Obligations shall not cease to rank pari passu with the Obligations (and secured by any security that may be held from time to time by or for the benefit of the Lenders) without the prior written consent of the applicable former Lender or Affiliate to whom the Other Secured Obligations are owed. Notwithstanding the foregoing, Other Secured Obligations owing to a Person who has ceased to be a Lender or its Affiliates shall not include any such Other Secured Obligations incurred on or after the date such Person has ceased to be a Lender for any reason.

ARTICLE 3
GUARANTEES

3.1             Guarantees

            (a)        Each of the Borrowers shall deliver unconditional guarantees in respect of the Obligations of the other Borrower and the Other Secured Obligations, in each case in favour of the Agent for the benefit of the Lenders. The Borrowers shall, subject to this Section, deliver or cause the delivery of unconditional guarantees of the Obligations and the Other Secured Obligations by each of the Material Subsidiaries, in each case in favour of the Agent for the benefit of the Lenders. The Guarantees shall be in form and substance satisfactory to the Lenders and must be unlimited except for limits imposed under Applicable Law or the Constating Documents of the respective Obligors. Hudbay shall use commercially reasonable efforts to amend or remove any limitation on or prohibition of guarantees in the Constating Documents of any of the Borrowers or the Material Subsidiaries, except that Hudbay need not request the consent of any Arm's Length third party other than by seeking a Permit that is normally available without material expense. The Borrowers shall not be required to deliver or cause the delivery of a guarantee by a Material Subsidiary (i) if the delivery of such guarantee is prohibited by Applicable Law or would result in the breach of a Material Agreement (to which such Material Subsidiary is party with another Person at Arm's Length from the Hudbay Group) or Hudbay and the Agent (each acting reasonably) determine that the provision of the guarantee would have a material adverse tax consequence to the Hudbay Group or (ii) which is not a direct or indirect wholly-owned Subsidiary of Hudbay; provided that (ii) above will not be applicable if any other Person who owns any Equity Interest in such Subsidiary acquired such Equity Interest for consideration not equal to the fair market value of such Equity Interest or acquired or retained such Equity Interest in order to invoke the provision of Section 3.1(a)(ii) .

            (b)        If at any time either Borrower establishes or acquires a Material Subsidiary, or a Subsidiary that was not previously a Material Subsidiary becomes a Material Subsidiary or any Material Subsidiary that was previously unable to be an Obligor is able to become an Obligor, the Borrowers shall, subject to Section 3.1(a), promptly cause that Subsidiary to become an Obligor, adopt this Agreement by delivering an agreement in the form of Schedule 3.1(b) so as to be bound by all of the terms applicable to Obligors as if it had executed this Agreement as an Obligor, and deliver a Guarantee as required by Section 3.1(a) and deliver Guarantor Security Documents as required by Section 4.2.

3.2             Obligations Guaranteed by the Guarantees

            (a)        Unless otherwise agreed by the Lenders among themselves, the Guarantees (and any security that may be held from time to time by or for the benefit of the Lenders) shall support the following obligations pari passu with each other:

(i)	the Obligations;

(ii)

the present and future debts, liabilities and obligations of a Hudbay Group Member to the Agent, any Lender or Affiliate of a Lender (collectively, the "Other Secured Obligations") under or in connection with (i) cash management arrangements, (ii) other transactions not made under this Agreement if it is agreed in writing after November 3, 2010 by the Obligors and the Agent acting on the instructions of the Required Lenders that such debts, liabilities and obligations shall be guaranteed, and (iii) Derivatives that are permitted under this Agreement; and

(iii)

notwithstanding that any Person ceases to be a Lender for any reason, Other Secured Obligations shall not cease to be guaranteed (and secured by any security that may be held from time to time by or for the benefit of the Lenders) without the prior written consent of the applicable former Lender or Affiliate to whom the Other Secured Obligations are owed. Notwithstanding the foregoing, Other Secured Obligations owing to a Person who has ceased to be a Lender or its Affiliates shall not include any such Other Secured Obligations incurred on or after the date such Person has ceased to be a Lender for any reason. If the Obligations have been indefeasibly paid in full and the Commitments have been cancelled, the Lenders and Affiliates shall release their interest in the Guarantees (and any such security) on receiving Cash Collateral to secure the Other Secured Obligations, in an amount satisfactory to the Lenders and Affiliates to whom Other Secured Obligations are owed.

            (b)        Notwithstanding the rights of Lenders and Affiliates to benefit from the Guarantees in respect of the Other Secured Obligations, all decisions concerning the Guarantees (and any security that may be held from time to time by or for the benefit of the Lenders) and the enforcement thereof shall be made by the Lenders or the Required Lenders in accordance with this Agreement and no Lender or Affiliate holding Other Secured Obligations from time to time shall have any additional right to influence the Guarantees (or any such security) or their enforcement as a result of holding Other Secured Obligations as long as this Agreement remains in force. Notwithstanding the termination of this Agreement by reason of payment of the Credit, or for any other reason (but subject always to the last sentence of Section 3.2(a)(iii)), the Other Secured Obligations shall continue to be guaranteed by the Guarantees (and secured if applicable), except as to former Lenders or their Affiliates as provided in Section 3.2(a)(iii) . After the termination of this Agreement, decisions concerning the Guarantees (and any such security) shall be made by the holders of Other Secured Obligations as they may determine among themselves.

ARTICLE 4
SECURITY

4.1             Borrowers' Security Documents

                   As security for all Advances made to them and as security for all their other liability or Debt, both present and future, hereunder or under any other Loan Document the Borrowers shall deliver, or cause to be delivered, to the Agent, as agent for, Lenders, the following documents (collectively, the "Borrowers' Security Documents"):

(a)

in the case of each Borrower, a general security agreement creating a security interest in all the then present and future, personal property, fixed assets, equipment, accounts receivable, Contracts, Intellectual Property and all other assets and undertaking of each Borrower including Equity Interests of all of its Subsidiaries (other than Hudbay's Equity Interest in Hudbay Panama Inc.);

(b)

a debenture/mortgage (or immovable hypothec, as applicable) dated on or before the Effective Date constituting a first priority charge on all of its presently wholly-owned and after-acquired material Real Property located in Manitoba or Saskatchewan (or immovable property, as applicable) of each Borrower (as determined by the Agent);

(c)

such other documents as the Agent may now or hereafter reasonably require to give effect to, register, perfect the security interests created by the documents or to evidence the same (including legal opinions, insurance certificates, title insurance, officer's certificates and other customary documentation) referred to in this Section 4.1, in the jurisdiction where such charged assets are located.

4.2             Guarantors' Security Documents

            (a)        As security for all its liability and Debt under the Guarantees and each other Loan Document, each of the Guarantors shall deliver to the Agent, as agent for, Lenders (collectively, the "Guarantors' Security Documents"):

(i)

in the case of HB Marketing and HB Exploration, a general security agreement creating a security interest in all the then present and future, personal property, fixed assets, equipment, accounts receivable, Contracts, Intellectual Property and all other assets and undertaking of each of HB Marketing and HB Exploration including Equity Interests of all of its Subsidiaries;

(ii)

a debenture/mortgage (or immovable hypothec, as applicable) dated on or before the Effective Date constituting a first priority charge on all of its presently wholly-owned and after-acquired material Real Property located in Manitoba or Saskatchewan held by HB Marketing or HB Exploration;

(iii)	in the case of all Guarantors, a share pledge in respect of all then present and future Equity Interests of all Material Subsidiaries in which it has a direct interest; and

(iv)

such other documents as the Agent may now or hereafter reasonably require to give effect to, register and perfect the security interests created by the documents referred to in Section 4.2, in the jurisdiction where such charged assets are located.

            (b)        Notwithstanding Section 4.2(a), no Guarantor shall be required to deliver a share pledge until such time as it owns, acquires or otherwise holds any Equity Interest in a Material Subsidiary.

4.3             Additional Security Documents

            (a)        If any member of the HB Peru Group shall or shall propose to:

(i)	guarantee the Debt of any Hudbay Group Member (other than the Debt of any other member of the HB Peru Group); and/or

(ii)	grant any Lien over any of its Property other than Permitted Liens,

then in the case of Section 4.3(a)(i), such member of the HB Peru Group shall guarantee the obligations of the Borrowers hereunder on terms acceptable to the Agent; and in the case of Section 4.3(a)(ii), such member of the HB Peru Group shall grant Liens in favour of the Agent over the same Property as contemplated in Section 4.3(a)(ii); provided that such Liens granted to Agent shall rank in priority to the Liens referred to in Section 4.3(a)(ii) .

            (b)        If any member of the Augusta Group shall or shall propose to:

(i)	guarantee the Debt of any Hudbay Group Member (other than the Debt of any other member of the Augusta Group); and/or

(ii)	grant any Lien over any of its Property other than Permitted Liens,

then in the case of Section 4.3(b)(i), such member of the Augusta Group shall guarantee the obligations of the Borrowers hereunder on terms acceptable to the Agent; and in the case of Section 4.3(b)(ii), such member of the Augusta Group shall grant Liens in favour of the Agent over the same Property as contemplated in Section 4.3(b)(ii); provided that such Liens granted to Agent shall rank in priority to the Liens referred to in Section 4.3(b)(ii) .

            (c)        The Borrowers and each Guarantor shall execute all such further documentation as may be reasonably necessary from time to time to permit the Agent, on behalf of the Lenders, to (a) take, register and perfect and maintain security interests to which the Lenders are entitled pursuant to Sections 4.1 or 4.2 in any property or assets presently owned or hereafter acquired by any of them or as necessary following any restructuring or merger, amalgamation or reorganization permitted pursuant to Article 12 or (b) have, register, perfect and maintain security interests in any mining leases or material mineral claims (or material group of such claims) of the Borrowers.

4.4             Exceptions

                   The Parties hereto agree that notwithstanding anything else contained in Article 3, this Article 4 or Article 5 (subject to Section 4.3(a)), Section 3.1 and Section 4.2 do not apply to HB Peru Canada, HB Peru SAC, Hudbay Peru (BVI) Inc. or 6502873 Canada Inc. The Parties hereto agree that notwithstanding anything else contained in Article 3, this Article 4 or Article 5 (subject to Section 4.3(b)), Section 3.1 and Section 4.2 do not apply to 8988277 Canada Inc., HudBay Arizona Corporation, Cobre Verde de Mexico, SA de CV, HudBay Arizona (Canada) Corporation, HudBay Arizona (Barbados) SRL, HudBay Arizona (US) Corporation, HudBay Arizona (US) Holding Corporation, Cobre Verde Development Corporation, Rosemont Copper Company, San Rita South, LLC, San Rita Properties, LLC, Dawson Properties, LLC, or Wilmot Junction, LLC.

ARTICLE 5
CLOSING CONDITIONS

5.1             Conditions Precedent to Closing and Future Advances

                   In addition to the conditions precedent specified set forth in Section 5.2, the obligation of the Lenders to make any Advance or for this Agreement to be effective is subject to the conditions precedent specified in this Section 5.1 being satisfied at or before the Effective Date, unless waived by all of the Lenders. Where delivery of documents is referred to, the documents shall be delivered to the Agent, for and on behalf of the Lenders, and shall be, where applicable, duly executed by all parties thereto and otherwise in full force and effect and in form and substance satisfactory to the Lenders.

(a)	Financial Information. The Agent shall have received a Compliance Certificate from Hudbay for the twelve months ended December 31, 2015.

(b)	Credit Agreement, Loan Documents and Other Documents. The Agent shall have received:

	(i)	duly executed copies of this Agreement;

	(ii)	duly executed copies of the other Loan Documents, duly registered as required, together with any confirmations of security reasonably requested by the Agent; and

	(iii)	duly executed copies of the Fee Agreements.

(c)	Corporate and Other Information. The Agent shall have received:

(i)

a certificate of each Borrower and each Guarantor, certifying as to its Constating Documents (copies of which are attached to that certificate) and such other corporate information as the Agent may reasonably require;

(ii)

a certificate of each Borrower and each Guarantor, certifying a list of certain of its officers and directors who may execute Loan Documents on its behalf, specimens of those officers' and directors' signatures, and the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Loan Documents;

(iii)

a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of each Borrower and each Guarantor and for each jurisdiction where any Borrower and each Guarantor carries on business; and

	(iv)	evidence that the execution and delivery of Loan Documents will not contravene Applicable Law governing financial assistance or other similar subjects that affect the Loan Documents.

(d)

 Opinions. The Agent shall have received customary legal opinions of counsel to each Borrower and each Guarantor, addressed to the Agent and the Lenders, in form and substance satisfactory to the Lenders.

(e)	Other Matters. The following conditions must be satisfied:

(i)

the Agent must have received payment of all fees payable to the Agent, the Lenders or any of them on or before the Effective Date, and the reimbursement of all documented expenses incurred and reimbursable by the Borrowers pursuant to Section 13.8 including legal fees;

(ii)

the representations and warranties set forth in Section 7.1 and each of the other Loan Documents shall be true and correct in all respects on and as of the Effective Date, both before and after giving effect to any drawdown of an Advance and to the application of proceeds therefrom on such date, by reference to the facts and circumstances then existing (except to the extent such representations and warranties relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date) and the Borrowers shall have delivered an officer's certificate to the Agent to such effect;

(iii)	no Default or Event of Default shall have occurred and be continuing and the Borrowers shall have delivered an officer's certificate to the Agent to such effect;

(iv)

the Agent and Lenders' counsel shall be satisfied that all registrations and other actions necessary to perfect the security interest created by the Security Documents and maintain the priority of the Lien in favour of the Lenders have been made, or in the absence of such actions having been taken, provisions (satisfactory to the Agent, in its sole discretion) therefor shall have been made;

(v)

nothing shall have occurred (nor shall the Agent or any Lender become aware of any facts not previously known), which the Lenders determine is reasonably likely to have a Material Adverse Effect since December 31, 2015;

(vi)	the Agent shall have received a certified copy of the Note Indenture; and

(vii)	the Agent shall have received such other documents as the Lenders may reasonably require.

                   The conditions set forth in this Section 5.1 are inserted for the sole benefit of the Lenders and may only be waived as specified in Section 10.7(c) .

5.2             Conditions Precedent to all Advances

                   In addition to the other conditions precedent specified in Section 5.1 of this Agreement, the obligation of the Lenders to make any Advance is subject to the conditions precedent that:

(a)	the Agent has received timely notice as required under Section 6.5;

(b)

the representations and warranties set forth in Section 7.1 and each of the other Loan Documents shall be deemed to have been given on the date of any Advance and shall be, mutatis mutandis, true and correct in all material respects on and as of such date, both before and after giving effect to the drawdown of such Advance and to the application of proceeds therefrom (except to the extent such representations and warranties specifically relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date); and

(c)	no Default or Event of Default shall have occurred and be continuing, nor shall any such event occur as a result of making such Advance or the application of proceeds therefrom.

            The conditions set forth in this Section 5.2 are inserted for the sole benefit of the Lenders and may only be waived as specified in Section 10.7(b) .

ARTICLE 6
ADVANCES

6.1             Lenders' Obligations Relating to L/Cs

            (a)        Notwithstanding that L/Cs are issued by the Issuing Banks, it is the intention of the Parties that the ultimate credit risk and exposure of any Lender be in accordance with its overall Applicable Percentage of the Credit. Each Lender shall immediately indemnify the Issuing Banks for that Lender's Applicable Percentage of any payment made by the Issuing Banks in respect of an L/C for which the Issuing Banks is not immediately reimbursed by the applicable Borrower, and shall do all such things, including purchases of participations in Advances made by the Issuing Banks, as shall be required to ensure that result. Any such action on the part of the Lenders shall be binding on the Borrowers.

            (b)        Each Lender acknowledges and agrees that its obligations under this Section 6.1 in respect of L/Cs are absolute, unconditional and irrevocable and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any L/C, the occurrence and continuance of a Default or the reduction or termination of its Commitment, and that any payment it is required to make pursuant to its obligations shall be made without any offset, abatement, withholding or reduction whatsoever.

            (c)        If any Lender fails to take the actions required under this Section 6.1, the Agent may, without prejudice to the other rights of the Lenders, make such adjustments to the payments to the defaulting Lender under this Agreement as are necessary to compensate the other Lenders for the defaulting Lender's failure.

6.2             Evidence of Indebtedness

                   The Agent shall maintain records concerning the Obligations and each Lender shall maintain records concerning those Advances it has made and the Issuing Banks shall maintain records concerning those L/Cs issued by them. The records maintained by the Agent, the Lenders and the Issuing Banks shall constitute prima facie evidence of the Obligations and all related details, absent manifest error. The failure of the Agent, the Issuing Banks or any Lender to correctly record any detail relating to an Advance shall not, however, adversely affect the obligation of the Borrowers to pay any of the Obligations in accordance with this Agreement.

6.3             Calculation and Other Matters Regarding Interest and Fees

            (a)        All interest on Prime Rate Advances, Base Rate Advances and LIBOR Advances shall accrue from day to day and shall be payable in arrears, calculated on the actual number of days elapsed from and including the date of Advance or the previous date on which interest was due in accordance with Section 2.7, as the case may be, to but excluding the date on which interest is due. If interest is not paid on the date it is due, the principal amount shall continue to bear interest at the rate that is applicable to the particular type of Advance from time to time in accordance with Section 2.7(a), both before and after maturity, default and judgment, and overdue interest shall bear interest at the same rate, compounded monthly, and be payable on demand. Notwithstanding the immediately preceding sentence, upon the expiry of the LIBOR Period applicable to any LIBOR Advance, the principal amount and any overdue interest with respect to that LIBOR Advance shall bear interest calculated at the rates applicable to Base Rate Advances.

            (b)        Interest and fees shall be calculated on the basis of a calendar year unless otherwise specified. Interest calculated with reference to the LIBO Rate shall be calculated on the basis of a year of 360 days and the B/A Discount Rate shall be calculated on the basis of a year of 365 days. Any rate that is calculated with reference to a period (the "deemed interest period") that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying that rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period. All calculations of interest and fees under the Loan Documents shall be made on the basis of the nominal rates described in this Agreement and not on the basis of effective yearly rates or on any other basis that gives effect to the principle of deemed reinvestment. The Parties acknowledge that there is a material difference between the stated nominal rates and effective yearly rates taking into account reinvestment, and that they are capable of making the calculations required to determine effective yearly rates.

            (c)        In this Section 6.3, any reference to a "calendar year" means the calendar year in which the period for which the calculation in question falls. If the period falls in two calendar years, one of which is a leap year, the calculation shall be done separately for the parts of the period that fall in each calendar year and the calculated amounts for each period shall be added.

            (d)        The B/A Fee for a B/A is calculated by multiplying the face amount of the B/A by the rate for calculation of the B/A Fee specified in Section 2.7, and multiplying the result by a fraction, the numerator of which is the term of the B/A and the denominator of which is the number of days in the calendar year.

            (e)        The B/A Discount Proceeds for a B/A are equal to the face amount of that B/A multiplied by the price and shall be rounded to the nearest full cent, with one half of one cent being rounded up. The price is calculated by dividing one by the sum of one plus the product of (i) the B/A Discount Rate applicable to that B/A expressed as a decimal fraction, multiplied by (ii) a fraction, the numerator of which is the term in days of that B/A and the denominator of which is 365. The price shall be rounded to the nearest multiple of 0.001% .

            (f)        The L/C Fee for an L/C is calculated by multiplying the face amount of the L/C by the rate for calculation of the L/C Fee specified in Section 2.7, and multiplying the result by a fraction, the numerator of which is the number of days elapsed from and including the issuance or renewal of the L/C or the previous date on which the L/C Fee was due, as the case may be, to but excluding the date on which the L/C Fee is due or the L/C is drawn or cancelled, as the case may be, and the denominator of which is the number of days in the calendar year.

            (g)        The standby fee shall be calculated daily on the undrawn amount of the applicable Credit at the rate for calculation of the standby fee specified in Section 2.7, beginning on the Effective Date, and each payment shall cover the period from and including the Effective Date or the previous date on which the standby fee was due in accordance with Section 2.7, as the case may be, to but excluding the date on which the standby fee is due.

            (h)        If either of the Borrowers fail to pay when due any amount payable under any Loan Document for which interest is not otherwise provided in this Agreement or another relevant Loan Document, the Borrowers shall, on demand, pay interest on the overdue amount to the Agent from and including the due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at the rate of interest determined from time to time in accordance with Section 2.7(a) that is applicable to Prime Rate Advances (if the amount is denominated in Canadian Dollars) or Base Rate Advances (if the amount is denominated in US Dollars), in each case compounded monthly.

            (i)        If either of the Borrowers deposits cash as Cash Collateral pursuant to a requirement under this Agreement, the Agent or the Lender or Lenders holding the cash shall pay the relevant Borrower interest on the cash while it continues to be held as Cash Collateral at the rate offered by the relevant Lenders from time to time for deposits in the relevant currency of comparable size and term.

            (j)        The Parties intend to comply with Applicable Law relating to usury. Notwithstanding any other provision of this Agreement or any other Loan Document, in no event shall any Loan Document require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by Applicable Law or in an amount or at a rate that would result in the receipt by the Lenders or the Agent of interest at a criminal rate, as the terms "interest" and "criminal rate" are defined under the Criminal Code (Canada). Where more than one Applicable Law applies to any Obligor, that Obligor shall not be obliged to make payment in an amount or at a rate higher than the lowest permitted amount or rate. If from any circumstance whatever, fulfilment of any provision of any Loan Document would result in exceeding the highest rate or amount permitted by Applicable Law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to reflect the highest permitted rate or amount. If from any circumstance the Agent or the Lenders shall ever receive anything of value as interest or deemed interest under any Loan Document that would result in exceeding the highest lawful rate or amount of interest permitted by Applicable Law, the amount that would be excessive interest shall be applied to the reduction of the principal amount of the Credit, and not to the payment of interest, or if the excessive interest exceeds the unpaid principal balance of the Credit, the amount exceeding the unpaid balance shall be refunded to the Borrower. For the purposes of the Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and if there is any dispute, the determination of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive.

6.4             Conversions, Rollovers, Renewals, Repayments and Reductions

                   (a)        Subject to the other terms of this Agreement, the Borrowers may from time to time:

(i)	convert all or any part of the outstanding amount of any LIBOR Advance into a Base Rate Advance in the same principal amount, or vice versa;

(ii)	convert all or any part of the outstanding amount of any Advance by way of B/As into a Prime Rate Advance in the same principal amount, or vice versa;

(iii)

rollover all or any part of the outstanding amount of any LIBOR Advance at the end of the LIBOR Period as a new LIBOR Advance or rollover all or any part of the outstanding amount of any Advance by way of B/As as a new Advance by way of B/As;

(iv)	renew an L/C at its maturity date by extending the maturity date; and

(v)	in circumstances not mentioned in items (i) to (iv) immediately above, concurrently repay one Advance and obtain a different type of Advance.

            (b)        Subject to giving notice required by Section 6.5, the Borrowers may from time to time repay Advances outstanding under the Credit without penalty, except that:

(i)

LIBOR Advances may not be paid or converted before the end of the applicable LIBOR Periods unless the applicable Borrower indemnifies the relevant Lenders for any loss or expense that the Lenders incur as a result, including any breakage costs; and

(ii)

No B/A may be paid or converted before its maturity date. The Borrowers may provide Cash Collateral to the Agent in an amount equal to the face amount of any or all outstanding B/As if the applicable Borrower concurrently repays all corresponding B/A Equivalent Loans and Cash Collateral is provided pro rata to the Lenders that have accepted B/As.

            (c)        The Borrowers may from time to time, by giving not less than five Banking Days' notice to the Agent and paying all accrued and unpaid standby fees on the amount to be cancelled or reduced to the effective date of cancellation or reduction, irrevocably notify the Agent of the cancellation of the Credit or of the permanent reduction of the committed amount of the Credit by an amount that must be a minimum of US$10,000,000 and a whole multiple of US$1,000,000. Any reduction shall be applied pro rata to the respective Commitments of the Lenders under the Credit. The Borrowers shall have no right to any reinstatement of any previously committed amount of the Credit after any cancellation or reduction.

6.5             Notice of Advances and Payments

            (a)        The Borrowers shall give the Agent irrevocable written notice, in the form attached as Schedule 6.5(a), of any request for any Advance to them. The Borrowers shall also give the Agent irrevocable written notice in the same form of any payment by it of any Advance (whether resulting from repayment, prepayment, rollover or conversion).

            (b)        Notice for B/As or LIBOR Advances shall be given not later than the third Banking Day before the Advance Date or date of payment. Notice for an Advance by way of L/C shall be given not later than the third Banking Day before the Advance Date or at such earlier time as the relevant Issuing Bank may reasonably require so that it has sufficient time to review the proposed form of L/C. In the case of the notice for an L/C, such notice shall, inter alia, stipulate which Issuing Bank shall be the issuing bank. Notice for a Prime Rate Advance or Base Rate Advance shall be given on or before the Banking Day before the Advance Date or date of payment.

            (c)        Notices shall be given not later than 10:00 a.m. on the date for notice. Payments (except those being made solely from the proceeds of rollovers and conversions) must be made before 11:00 a.m. on the date for payment. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Banking Day, unless all Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

6.6             Size and Term of Advances

            (a)        Each Prime Rate Advance or Base Rate Advance shall be in an aggregate minimum amount of C$5,000,000 or US$5,000,000, respectively and in a whole multiple of C$1,000,000 and US$1,000,000, respectively.

            (b)        Each Advance of B/As or B/A Equivalent Loan shall be in an aggregate minimum amount of C$5,000,000 and in a whole multiple of C$1,000,000. In its notice requesting an Advance of B/As or B/A Equivalent Loan, the Borrower requesting such Advance shall select a term of one, two, three or six months to apply to such Advance.

            (c)        Each LIBOR Advance shall be in minimum amount of US$5,000,000 and a whole multiple of US$1,000,000. In its notice requesting a LIBOR Advance, the Borrower requesting such Advance shall select a LIBOR Period of one, two, three or six months to apply to such particular LIBOR Advance.

            (d)        Terms of B/As and LIBOR Periods of lengths other than those specified in Sections 6.6(b) and 6.6(c) shall also be available at the discretion of the Lenders from time to time and the Agent may, in circumstances of market disruption or illiquidity, restrict the term or maturity dates of B/As and/or LIBOR Advances. There shall not at any time be B/As and/or LIBOR Advances outstanding with more than 12 different maturity dates. No B/A may mature and no LIBOR Period may end on a date that is not a Banking Day, after the Maturity Date, or after a date on which the Credit is required to be reduced if that would adversely affect the Borrowers' ability to make the reduction.

            (e)        Each L/C issued under this Agreement shall have a term that is not more than one year after its issuance date or renewal date (which may extend beyond the then- current Maturity Date), but may provide for automatic extension of its term for successive periods of up to one year each as long as the Issuing Banks have the right to avoid automatic extension by giving notice to the beneficiary of the L/C before the extension becomes effective. An L/C may otherwise be renewed by the Borrower on whose behalf it was issued subject to complying with the terms of this Agreement applicable to an Advance by way of L/C. On the Maturity Date or the cancellation of the Credit, the Borrowers shall arrange for all outstanding L/Cs to be returned to the relevant Issuing Bank for cancellation or, with the consent of the relevant Issuing Bank, provide Cash Collateral to the relevant Issuing Bank in an amount sufficient (in the opinion of such Issuing Bank) to fully secure all outstanding L/Cs and all L/C Fees for the remainder of their respective terms, in which case the Cash Collateral shall be held by the relevant Issuing Bank in place of the Security.

6.7             Payment of B/As, LIBOR Advances and L/Cs

            (a)        Subject to Section 9.2 and Section 9.9, the Borrowers shall provide for the following by giving notice under Section 6.5 requesting a rollover or conversion if the Borrowers are otherwise entitled to an Advance, or by delivery of payment:

(i)	to the Agent at the Branch of Account of the full face amount of each B/A for value on the date of its maturity;

(ii)	to the Agent at the Branch of Account of the amount of each LIBOR Advance for value on the last day of the applicable LIBOR Period; and

(iii)	to the relevant Issuing Bank, as directed by such Issuing Bank, of each amount paid to the beneficiary of the L/C for value on the date on which such Issuing Bank makes a payment.

            (b)        If either of the Borrowers fails to provide for payment in accordance with Section 6.7(a), the Agent shall deem a Prime Rate Advance to have been made in the case of failure to provide for a B/A or Canadian Dollar L/C or a Base Rate Advance to have been made in the case of failure to provide for a LIBOR Advance or US Dollar L/C. The Agent shall immediately give notice of a deemed Advance to the applicable Borrower and the Lenders and, in the case of a deemed Advance relating to an L/C, the Lenders shall remit their respective shares of the Advance to the Agent for the account of the relevant Issuing Banks.

6.8             Co-ordination Prime Rate, Base Rate, B/A and LIBOR Advances

            (a)        The Agent shall advise each Lender of its receipt of a notice pursuant to Section 6.5 requesting a Prime Rate, Base Rate or LIBOR Advance or Advance of B/As on the day that notice is received from the applicable Borrower and shall, as soon as possible, advise each Lender of that Lender's share of the Advance. Each Lender's share shall be based on its Applicable Percentage, but if the Agent determines that a Lender's Applicable Percentage would result in its share of an Advance not being a whole multiple of $1,000 or US$1,000, as the case may be, the Agent may increase or reduce the amount to be advanced by that Lender in the Agent's sole discretion to the extent necessary to make the amount a whole multiple.

            (b)        The LIBOR Period applicable to a LIBOR Advance and the maturity date for an Advance of B/As shall be identical for each Lender.

            (c)        Each Lender shall deliver its share of the Advance to the Agent not later than 1:00 p.m. on the Advance Date, for value on that date. Each Lender's share of an Advance by way of B/As shall be delivered net of the applicable B/A Fee. Unless the Agent otherwise notifies a Lender, the amount to be delivered by such Lender shall be net of the amount required to repay other Advances it has made that are being repaid, rolled over or converted on that date.

            (d)        If the Agent determines that all the conditions precedent to an Advance specified in this Agreement have been met, it shall advance to the applicable Borrower the amount delivered by each Lender by crediting the Designated Account before 2:00 p.m. on the Advance Date, but if the conditions precedent to the Advance are not met by 2:00 p.m. on the Advance Date, the Agent shall return the funds to the Lenders or invest them in an overnight investment as orally instructed by each Lender until the Advance is made.

            (e)        Any difference between the actual proceeds of a newly issued B/A and the amount required to pay a maturing B/A that is being rolled over or the amount required to pay a Prime Rate Advance that is being converted to B/As, any difference between the actual proceeds of an Advance and the amount required to repay any Advance that is concurrently being repaid and any difference between the actual proceeds of an Advance and the amount required to fulfill any specific use of the proceeds that the applicable Borrower has directed the Agent to make, shall be paid by such Borrower to the Agent from its own resources by 1:00 p.m. on the Advance Date.

6.9             Inability to Determine Rates, Etc.

            If the Majority Lenders determine that for any reason adequate and reasonable means do not exist for determining the LIBO Rate for any requested LIBOR Period with respect to a proposed LIBOR Advance, or that the LIBO Rate for any requested LIBOR Period with respect to a proposed LIBOR Advance does not adequately and fairly reflect the cost to such Lenders of funding such Advance, the Agent will promptly so notify the Borrowers and each Lender. Thereafter, the obligation of the Lenders to make or maintain LIBOR Advances shall be suspended until the Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrowers may revoke any pending request for a borrowing, conversion or continuation of LIBOR Advances or, failing that, will be deemed to have converted such request into a request for a borrowing of Base Rate Advances in the amount specified therein.

6.10           Execution of B/As

            (a)        To facilitate the acceptance of B/As under this Agreement, each of the Borrowers appoint each Lender as its attorney to sign and endorse on its behalf, as and when considered necessary by the Lender, an appropriate number of orders in the form prescribed by that Lender.

            (b)        Each Lender may, at its option, execute any order in handwriting or by the facsimile or mechanical signature of any of its authorized officers, and the Lenders are authorized to accept or pay, as the case may be, any order of either of the Borrowers that purports to bear such a signature notwithstanding that the signatory has ceased to be an authorized officer of the Lender. Any such order or B/A shall be as valid as if the individual were an authorized officer at the date of issue of the order or B/A.

            (c)        Any order or B/A signed by a Lender as attorney for either of the Borrowers, whether signed in handwriting or by the facsimile or by facsimile or mechanical signature may be dealt with by the Agent or any Lender to all intents and purposes and shall bind the applicable Borrower as if duly signed and issued by such Borrower.

            (d)        The receipt by the Agent of a notice requesting an Advance by way of B/As shall be each Lender's sufficient authority to execute, and each Lender shall, subject to the terms and conditions of this Agreement, execute orders in accordance with that request and the advice of the Agent given pursuant to Section 6.8. The executed orders shall be deemed to have been presented for acceptance.

6.11           Funding of B/As

            (a)        It shall be the responsibility of each Lender to arrange, in accordance with normal market practice, for the sale on each Advance Date of the B/As issued by each of the Borrowers and to be accepted by that Lender, failing which the provisions of this Agreement relating to Non B/A Lenders shall apply.

            (b)        Notwithstanding any other provision of this Agreement, the amount to be transferred by a Lender to the Agent in connection with any B/A accepted by that Lender shall be determined by the B/A Discount Proceeds calculated with respect to the B/A rather than the actual proceeds of any sale of that B/A. Accordingly, in respect of any particular B/A accepted by it, a Lender (a) shall be entitled to retain for its own account the amount, if any, by which any actual proceeds of sale exceed the calculated B/A Discount Proceeds with respect to the B/A, and (b) shall be required to pay out of its own funds the amount, if any, by which the actual proceeds of sale are less than the calculated B/A Discount Proceeds.

            (c)        Whenever either of the Borrowers requests an Advance that includes B/As, each Lender that cannot or does not as a matter of policy accept B/As or for any other reason elects by notice to the Agent from time to time not to do so (a "Non B/A Lender") shall, in lieu of accepting its pro rata amount of B/As, make available to the applicable Borrower on the Advance Date a loan (a "B/A Equivalent Loan") in Canadian Dollars and in an amount equal to the B/A Discount Proceeds of the B/As that the Non B/A Lender would otherwise have accepted, less the B/A Fee that would otherwise have been applicable. The B/A Equivalent Loan shall have a term equal to the term of the B/As that the Non B/A Lender would otherwise have accepted and the applicable Borrower shall, at the end of that term, be obligated to pay the Non B/A Lender an amount equal to the aggregate face amount of the B/As that it would otherwise have accepted. All provisions of this Agreement applicable to B/As and Lenders that accept B/As shall apply mutatis mutandis to B/A Equivalent Loans and Non B/A Lenders and, without limiting the foregoing, Advances shall include B/A Equivalent Loans.

6.12           Other B/A Provisions

            (a)        The Borrowers shall not claim from a Lender any days of grace for the payment at maturity of any B/A accepted by the Lender pursuant to this Agreement. The Borrowers waive any defence to payment that might otherwise exist if for any reason a B/A is held at maturity by a Lender in its own right, and the doctrine of merger shall not apply to any B/A that is at any time held by a Lender in its own right.

            (b)        Any executed orders to be used as B/As shall be held by a Lender in safekeeping with the same degree of care as if they were the Lender's own Property, and shall be kept at the place at which executed orders are ordinarily held by the Lender.

            (c)        The obligations of the Borrowers with respect to B/As under this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances:

(i)	any lack of validity or enforceability of any order accepted by a Lender as a B/A; or

(ii)

the existence of any claim, set off, defence or other right that the Borrowers may have at any time against the holder of a B/A, a Lender or any other Person or entity, whether in connection with this Agreement or otherwise.

            (d)        The Borrowers shall not enter into any agreement or arrangement of any kind with any Person to whom B/As have been delivered by which the Borrowers undertakes to replace the B/As on a continuing basis with other B/As, nor shall the Borrowers directly or indirectly take, use or provide B/As as security for loans or advances from any other Person.

6.13           Issuance and Use of L/Cs

            (a)        A request for an Advance by way of L/C shall be made by either of the Borrowers in accordance with Section 6.5, except that a copy of the request shall be sent directly to the relevant Issuing Bank. The Agent shall promptly notify the Lenders of the receipt of a request for an L/C, but L/Cs shall only be issued by the Issuing Banks as fronting banks for all Lenders. A request shall include the details of the L/C to be issued. The Issuing Banks shall promptly notify the applicable Borrower of any comment concerning the form of the L/C requested by such Borrower and shall, if the Borrowers are otherwise entitled to an Advance, issue the L/C to the applicable Borrower on the Advance Date or as soon afterwards as the Issuing Banks are satisfied with the form of L/C to be issued.

            (b)        The Borrowers shall not directly or indirectly use or provide an L/C as security for loans or advances from any other Person.

6.14           Reimbursement Obligation - L/Cs

                   Notwithstanding Section 6.7 or any other provision of this Agreement, the Borrowers' obligation to reimburse the Issuing Banks for a payment to a beneficiary of an L/C shall be absolute and unconditional, but without prejudice to the Borrowers' right, after reimbursing the Issuing Banks, to claim damages from the Issuing Banks for matters arising from the Issuing Banks' wilful misconduct or gross negligence. The Borrowers' obligation shall not be reduced by any demand or other request for payment of an L/C (a "Demand") that is paid or acted on in good faith and in conformity with Applicable Laws or applicable commercial customs or practices being invalid, insufficient, fraudulent or forged, nor shall the Borrowers' obligation be subject to any defence or be affected by any right of set-off, counter-claim or recoupment that the Borrowers may have now or in the future against the beneficiary, the Issuing Banks or any other Person for any reason whatsoever, including the fact that the Issuing Banks paid a Demand or Demands (if applicable) aggregating up to the amount of the L/C notwithstanding any contrary instructions from the Borrowers to the Issuing Banks or the occurrence of any event including the commencement of legal proceedings to prohibit payment by the Issuing Banks of a Demand. Any action, inaction or omission taken or suffered by the Issuing Banks under or in connection with an L/C or any Demand, if in good faith and in conformity with Applicable Laws or applicable customs or practices shall be binding on the Borrowers and shall not place the Issuing Banks under any resulting liability to the Borrowers. Without limiting the foregoing, the Issuing Banks may receive, accept or pay as complying with the terms of the L/C, any Demand that is otherwise in order that may be signed by, or issued to, any administrator, executor, trustee in bankruptcy, receiver or other Person or entity acting as the representative or in place of, the beneficiary. The Borrowers shall not take any steps, issue any instructions to the Issuing Banks or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Banks or its correspondents to honour or pay any Demand.

6.15           Failure of Lender to Fund

            (a)        Unless the Agent has received notice from a Lender before the proposed date of any Advance that such Lender will not make available to the Agent such Lender's share of such Advance, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrowers a corresponding amount. If a Lender has not in fact made its full share of the applicable Advance available to the Agent, then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the applicable Borrower to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Agent, then such amount shall constitute such Lender's Advance. If the Lender does not pay such amount forthwith, the applicable Borrower shall pay to the Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the Advance in question. Any payment by a Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent.

            (b)        Notwithstanding Section 6.15(a), if any Lender fails to make available to the Agent its Applicable Percentage of any Advance (that Lender being the "Non-Funding Lender"), the Agent shall forthwith give notice of that failure by the Non-Funding Lender to the Borrowers and the other Lenders. The Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Agent all or any portion of the Non-Funding Lender's Applicable Percentage of that Advance (but in no way shall any other Lender or the Agent be obliged to do so) in the place of the Non-Funding Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Non-Funding Lender in those circumstances and the aggregate of the funds which those Lenders (collectively the "Contributing Lenders" and individually the "Contributing Lender") are prepared to make available exceeds the amount of the Advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Applicable Percentage of that Advance based on the Contributing Lenders' relative commitments to advance in those circumstances. If any Contributing Lender makes funds available in the place of a Non-Funding Lender in those circumstances, then the Non-Funding Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to that Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the Borrower. The failure of any Lender to make available to the Agent its Applicable Percentage of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Agent its Applicable Percentage of any Advance as required herein.

6.16           Payments by the Borrowers

            (a)        All payments made by or on behalf of the Borrowers pursuant to this Agreement shall be made to and received by the Agent and shall be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Except as required to make payments in respect of the Other Secured Obligations or as otherwise provided in this Agreement (including Section 6.17), the Agent shall distribute:

(i)	repayments of principal in accordance with each Lender's Applicable Percentage of the Credit; or

(ii)

all other payments received by the Agent including amounts received on the enforcement of Guarantees, in accordance with each Lender's Applicable Percentage of the Credit except that with respect to proceeds of enforcement, no Lender shall receive an amount in excess of the amounts owing to it in respect of the Obligations.

            (b)        If the Agent does not distribute a Lender's share of a payment made by the Borrowers to that Lender for value on the day that payment is made or deemed to have been made to the Agent, the Agent shall pay to the Lender on demand an amount equal to the product of (i) the Interbank Reference Rate per annum multiplied by (ii) the Lender's share of the amount received by the Agent from either Borrower and not so distributed, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of receipt of the payment by the Agent to but excluding the date on which the payment is made by the Agent to such Lender and the denominator of which is 365. The Agent shall be entitled to withhold any Tax applicable to any payment as required by Applicable Law.

6.17           Payments by Agent

            (a)        For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(i)

the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of that payment has been received by the Agent from the Borrower;

(ii)

if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrowers under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender's Applicable Percentage of that amount which is the amount actually received by the Agent;

(iii)

if any Lender advances more or less than its Applicable Percentage of the Credit, that Lender's entitlement to that payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(iv)

except as specified in any applicable Assignment and Assumption, if a Lender's Applicable Percentage of an Advance has been advanced, or a Lender's Commitment has been outstanding, for less than the full period to which any payment (other than a payment of principal) by the Borrowers relate, that Lender's entitlement to that payment shall be reduced in proportion to the length of time such Lender's Applicable Percentage of the Credit or such Lender's Commitment, as the case may be, has actually been outstanding;

(v)

the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and that determination shall, in the absence of manifest error, be binding and conclusive; and

(vi)	on written request from any Lender, the Agent shall deliver to the Lenders a statement detailing any of the payments to the Lenders referred to herein.

            (b)        Unless the Agent has received written notice from a Borrower before the date on which any payment is due to the Agent for the account of any Lender that such Borrower will not make such payment, the Agent may assume that such Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In that event, if such Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

7.1             Representations and Warranties

                   Each Obligor represents and warrants to the Lenders as specified in this Section 7.1.

(a)	Organization.

(i)

It and each other Hudbay Group Member is duly incorporated or amalgamated and organized and validly subsisting under the laws of its jurisdiction of existence and has the necessary power and authority to own or dispose or lease its Property and to carry on the business in which it is engaged.

	(ii)	It and each other Obligor has the necessary power and authority to enter into and perform its obligations under any Loan Documents to which it is or will be a party.

(b)

Authorization. All necessary corporate action has been taken by it or on its part to authorize its execution and delivery of the Loan Documents to which it is or will be a party and the fulfilment of its obligations thereunder.

(c)

Absence of Conflict. The execution and delivery by it of the Loan Documents to which it (or any other Obligor) is or will be a party and the performance by it (or any other Restricted Party) of the covenants or other obligations contained in the Loan Documents will not result in:

(i)	the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any of its or any other Restricted Party's obligations under:

	(A)	any Material Agreement;

	(B)	any material Permit by which it or any of its (or any other Restricted Party's) Property is bound or affected;

	(C)	any provision of its Constating Documents or resolutions of its (or any other Restricted Party's) board of directors (or any committee thereof) or shareholders;

	(D)	any judgment, decree, order or award of any Governmental Authority having jurisdiction over it (or any other Restricted Party);

(E)	any approval issued to it, held by it, for its benefit or necessary to the ownership of its (or any other Restricted Party's) Equity Interests; or

(F)	any Applicable Law;

(ii)	the creation or imposition of any Lien on any Property of any Restricted Party or the requirement to create any Lien on any Property of any Restricted Party, other than Permitted Liens; or

(iii)	the forfeiture of any Property of any Restricted Party.

(d)

No Restrictions in Constating Documents. Neither its Constating Documents nor any joint venture or similar document or agreement to which it is a party restricts the power of its directors to borrow money, give financial assistance by way of loan, guarantee or otherwise, or create any Lien on any or all of its present and future Property that is required to be created under the terms of any Loan Document to secure the Obligations.

(e)	Loan Documents.

(i)

Enforceability. The Loan Documents to which it is or will be a party have been or will be duly executed and delivered by it and when so executed and delivered (assuming due execution and delivery by the other parties thereto), shall constitute legal, valid and binding obligations of it enforceable against it in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency and other similar Applicable Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

	(ii)	No Default. No Default or Event of Default has occurred and is continuing.

(f)

Litigation. As of the Effective Date, there are no suits, actions, disputes, investigations, claims, orders, arbitration, legal or other proceedings, appeals or applications for review, at law, in equity or before any Governmental Authority, or industrial or labour disputes (collectively, "Claims"), in each case pending or outstanding, or, to its best knowledge threatened, against any Hudbay Group Member that, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. To its knowledge there is not any factual or legal basis on which any such Claim might be commenced with any reasonable likelihood of success.

(g)

Financial Statements. All of the financial statements which have been furnished to the Agent or the Lenders, or any of them, in connection with the Loan Documents (other than those delivered pursuant to Section 8.3(a)(iii)) are complete and present fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position of Hudbay on a consolidated basis as of the dates referred to therein and the sales, earnings and results of operation of Hudbay on a consolidated basis for the periods covered thereby and have been prepared in accordance with IFRS except (a) in the case of quarterly financial statements, notes to the statements and normal year-end audit adjustments required by IFRS are not included and (b) in accordance with IFRS, adjustments to financial statements may be made within one year of completion of an acquisition to reflect purchase price allocation.

(h)

Business Plans, Etc. All projections, including forecasts, budgets, pro formas and business plans provided to the Agent or the Lenders by or on behalf of any Hudbay Group Member, or any of them, were prepared in good faith based on assumptions which were believed to be reasonable and are believed to be reasonable estimates of the prospects of the businesses referred to therein.

(i)

Disclosed Liabilities. The Hudbay Group Members have no liabilities (whether absolute, accrued, contingent) or other obligations of the type required to be included in the consolidated financial statements of Hudbay in accordance with IFRS that are not fully included on Hudbay's audited consolidated financial statements provided to the Agent and the Lenders for its most recently-completed fiscal year or Hudbay's consolidated unaudited financial statements for its most recently-completed fiscal quarter, other than liabilities and obligations incurred after such fiscal year end or fiscal quarter end in the Ordinary Course, none of which could reasonably be expected to materially and adversely affect the financial position of Hudbay on a consolidated basis.

(j)

Existing Debt. No Restricted Party is an obligor in respect of any Debt other than Permitted Debt. As of the Effective Date, no Restricted Party is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of any Restricted Party and no event or condition exists with respect to any Debt of the Restricted Parties that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its Stated Maturity or before its regularly scheduled dates of payment.

(k)

Ownership of Assets and Permitted Liens. Each Restricted Party has good and marketable title to their respective Property, in each case free and clear of all Liens other than Permitted Liens and, to the extent such Property is joint venture property, subject to the terms of the applicable joint venture agreement.

(l)

Full Disclosure. All written information and data concerning the Hudbay Group (other than projections) that has been prepared by any Hudbay Group Member or any of its representatives or advisors and that have been made available to the Agent and/or the Lenders by the Borrowers or any of their Subsidiaries, at the time such information and data (other than projections) were made available, were true and correct in all material respects, and, at the time such information and data were made available, did not, taken as a whole, contain any untrue statement of a material fact, or omit to state a material fact necessary in order to make the statements contained in such information and data (other than projections) not misleading in light of the circumstances under which such statements were made.

(m)	Property, Equity Interests, Etc.

(i)

Schedule 7.1(m) is a complete and accurate organizational chart for the Hudbay Group as of the Effective Date. The organizational chart for the Hudbay Group most recently delivered pursuant to Section 8.3(b)(vi) (if any) is an accurate and complete organizational chart for the Hudbay Group.

(ii)

Each Restricted Party owns or is licensed or otherwise has the right to use all Intellectual Property that is necessary for the operation of its business without conflict with the rights of any other Person other than any conflict which could not reasonably be expected to result in a Material Adverse Effect.

(iii)

All Permits required to carry on the business of each Restricted Party (with respect to the Augusta Group only, as such business is currently conducted) are in full force and effect and no Restricted Party is in default of such Permit, except where the absence of such Permit, the failure to maintain such Permit in full force and effect, or the default thereunder could not reasonably be expected to result in a Material Adverse Effect.

(n)	Schedule 7.1(n) sets forth a complete and accurate list of all Restricted Subsidiaries and Unrestricted Subsidiaries as of the Effective Date.

(o)	Environmental Matters.

(i)

Having made due inquiry, except to the extent that Applicable Laws are complied with or no Material Adverse Effect would be caused individually or in the aggregate, (A) there are no active or abandoned storage tanks located on any real property (including the Real Property) which any Restricted Party occupies or controls, (B) there are no Hazardous Materials located on, above, below or from any real property (including the Real Property) that any Restricted Party occupies or controls (including contained in the soil or water constituting such real property), (C) no release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials has occurred on or from such real property and (D) no real property (including the Real Property) that any Restricted Party occupies or controls has been used as a landfill or waste disposal site.

(ii)

The business and Property of each Hudbay Group Member (both current and former) have been and are being owned, occupied and operated in substantial compliance with Applicable Laws intended to protect human health, natural resources and the environment (including, without limitation, Environmental Laws and Applicable Laws respecting the rehabilitation, restoration, disposal or emission of Hazardous Materials), there are no breaches thereof and no enforcement actions or third party claims in respect thereof are threatened or pending which, in any such case, could have a Material Adverse Effect.

(iii)

The Rehabilitation and Reclamation Plans for each of the Key Operating Assets were prepared, and accepted by applicable Governmental Authorities, in accordance with Applicable Laws and there are no breaches thereof and no enforcement actions in respect thereof are threatened or pending which, in any such case, could have a Material Adverse Effect.

(p)	Community Relations/Indigenous Matters.

Except as specifically disclosed in Schedule 7.1(p), there are no indigenous persons or groups, or Persons acting on behalf of any indigenous person or group, from which any Hudbay Group Member has received any notice of, or that any Hudbay Group Member is aware of having, any Claim or assertion, written or oral, whether proven or unproven, in respect of indigenous rights, indigenous title, treaty rights or any other indigenous interest or any other rights, title or other community interest in or in relation to all or any portion of any Hudbay Group Members' real property (including the Real Property). None of the treaty rights disclosed in Schedule 7.1(p) asserted by indigenous communities in relation to Hudbay Group Members' real property could reasonably be expected to have a Material Adverse Effect. The Hudbay Group Members' engagement of indigenous persons or groups to date regarding the proposed exploration, development, operation and closure of the Key Operating Assets and all other mining projects in which it is involved has been, in all material respects, appropriate and generally consistent in scope with similar projects in the relevant jurisdiction.

(q)	Taxes and Withholdings.

(i)

Each Restricted Party has (i) duly filed on a timely basis all material income tax returns and all other material tax returns, elections and reports required to be filed by it and has paid, collected and remitted all material Taxes due and payable, collectible or remittable by it, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with IFRS, and (ii) made adequate provision for material Taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with IFRS and, except as disclosed in writing to the Agent from time to time, there are no actions, proceedings or claims pending or, to its knowledge, threatened, against it in respect of Taxes that would have a Material Adverse Effect or that would be required to be reflected in the financial statements of the Restricted Party in accordance with IFRS.

(ii)

Each Restricted Party has (i) withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all material Taxes and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any Applicable Laws, and (ii) collected and remitted to the appropriate tax authority when required by Applicable Law to do so all material amounts collectible and remittable in respect of goods and services tax and similar provincial or state Taxes, and has paid all such material amounts payable by it on account of sales Taxes including goods and services and value-added taxes.

(r)	Employee Plans, US Plans and Statutory Plans.

(i)

Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (i) each Employee Plan is, and has been, established, registered, qualified, administered and invested in compliance in all respects with its terms and all Applicable Law, (ii) all employer and employee payments, contributions and premiums required to be remitted or paid to or in respect of any Employee Plan or Statutory Plan have been remitted or paid in a timely fashion to or in respect of the Employee Plan or the Statutory Plan in accordance with their respective terms and all Applicable Law, (iii) all obligations of any Restricted Party that are required to be performed under each applicable Employee Plan and Statutory Plan have been satisfied, (iv) there is no claim by any Governmental Authority or by any Person pending or, to its knowledge, threatened in respect of any Employee Plan (except routine claims for payment of benefits), (v) no event has occurred that has given rise to or could reasonably be expected to give rise to any liability on the part of any Restricted Party under any Employee Plan except those disclosed in the financial statements required to be provided pursuant to this Agreement, (vi) with respect to any Employee Plan that is registered under any Applicable Law, no event has occurred and no condition exists that has resulted or could reasonably be expected to result in that Employee Plan having its registration revoked, or entitle any Person (except a Restricted Party) to terminate or wind up that Employee Plan (in whole or in part), or result in that Employee Plan being placed under the administration of any Governmental Authority, or result in a Restricted Party being required to pay any Taxes or penalties under any Applicable Law; (vii) no change has occurred in respect of the funding or financial condition of any Pension Plan since the date of the most recent financial statements, accounting statements, actuarial reports and other materials required to be provided pursuant to this Agreement or the Original Credit Agreement, and (viii) each Pension Plan is fully funded, on a going concern basis and a solvency basis, in accordance with the terms of the Pension Plan and the requirements of Applicable Law.

(ii)

Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, during the last twelve consecutive months, (i) no steps have been taken by a Restricted Party or by a Governmental Authority to terminate or wind up an Employee Plan (wholly or in part) that could result in a Restricted Party being required to make additional contributions to the Employee Plan, and (ii) no condition exists and no event has occurred with respect to any Employee Plan or Statutory Plan that might result in an increase in the amount of a Restricted Party's liability over, or the incurrence by it of any liability in addition to, its liability before the existence of the condition or the occurrence of the event, or that might result in it incurring any fine or penalty.

(iii)

All contributions or premiums required to be made or paid by the Restricted Party to a Pension Plan have been made on a timely basis in accordance with the terms of such Pension Plan and all Applicable Law.

(iv)

Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (A) each Restricted Party and each of their respective ERISA Affiliates is in compliance with the applicable provisions of ERISA and the provisions of the Code relating to US Plans and the regulations and published interpretations thereunder; (B) no ERISA Event has occurred or is reasonably expected to occur; and (C) all amounts required by applicable law with respect to, or by the terms of, any US Welfare Plan or arrangement maintained for the benefit of retirees by any Restricted Party or any ERISA Affiliate or to which any Restricted Party or any ERISA Affiliate has an obligation to contribute on behalf of retirees have been accrued in accordance with Statement of Financial Accounting Standards No. 106. The present value of all accumulated benefit obligations under each US Pension Plan (if any) (based on the assumptions used for purposes of Accounting Standards Codification No. 715: Compensation-Retirement Benefits) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by a material amount the fair market value of the assets of such US Pension Plan allocable to such accrued benefits, and the present value of all accumulated benefit obligations of all underfunded US Pension Plans did not, as of the date of the most recent financial statements reflecting such amounts (if applicable), exceed by more than a material amount the fair market value of the assets of all such underfunded US Pension Plans.

(s)	Solvency.

(i)

The Obligors on a consolidated basis are able to meet their obligations as they generally become due and have not ceased paying their current obligations in the Ordinary Course as they generally become due.

(ii)	The Borrower is able to meet its obligations as they generally become due and has not ceased paying its current obligations in the Ordinary Course as they generally become due.

(t)	Real Property, Etc.

(i)

Each Restricted Party owns its Property (other than Mining Leases, Leased Real Property and joint venture property), with respect to any immovable or real property (including the Real Property), with good and marketable title thereto, in each case free of Liens other than Permitted Liens. Each Restricted Party holds its interest in all Mining Leases, leased real property (including the Leased Real Property) and joint venture property free and clear of Liens other than Permitted Liens and, in the case of options to acquire Mining Leases and joint venture property, subject to the terms of the applicable option agreement or joint venture agreement, as applicable. As of the Effective Date, the Borrowers and, in respect of the 777 Mine only, all other Restricted Parties do not own any real property situate in Manitoba or Saskatchewan other than the Owned Real Properties listed in Schedule 7.1(t) and are not bound by any agreement to own or lease any immovable or real property providing for the payments of annual basic rent in excess of $5,000,000 in any fiscal year except for the Leased Real Properties;

	(ii)	As of the Effective Date, each Lease in respect of the Leased Real Property is in good standing in all material respects and all amounts owing thereunder have been paid by the Borrowers;

(iii)

The Mine Properties set forth in Schedule 7.1(t)(iii), together with any other Mine Properties disclosed pursuant to Section 8.3(b)(i)(K), constitute all of the Mine Properties related to the 777 Mine;

(iv)

The Mine Properties set forth in Schedule 7.1(t)(iv), together with any other Mine Properties disclosed pursuant to Section 8.3(b)(i)(K), constitute all of the Mine Properties related to the Chisel North Mine and Lalor Mine.

(v)

The Mine Properties referred to in Sections 7.1(t)(iii), (iv) and (v), together with any other Mine Properties disclosed pursuant to Sections 8.3(b)(i)(K) and 8.3(b)(i)(M), constitute all of the material Mine Properties of HBMS and HB Exploration situate in Manitoba or Saskatchewan (including without limitation the Reed Mine);

(vi)

The Mine Properties set forth in Schedule 7.1(t)(vi), together with any other Mine Properties disclosed pursuant to Sections 8.3(b)(i)(K) and 8.3(b)(i)(M), constitute all of Hudbay's material Mine Properties situate in Manitoba or Saskatchewan;

(vii)

The Mine Properties referred to in Schedule 7.1(t)(vii), together with any other Mine Properties disclosed pursuant to Section 8.3(b)(i)(L), constitute all of the Mine Properties related to the Constancia Mine;

(viii)

The Mine Properties referred to in Section 7.1(t)(vii), together with any other Mine Properties disclosed pursuant to Sections 8.3(b)(i)(L) and 8.3(b)(i)(N), constitute all of the Mine Properties of HB Peru SAC and its Subsidiaries (if any) situate in Peru (including without limitation the Constancia Mine);

(ix)

Except for Claims by the indigenous groups in Schedule 7.1(t)(ix) or as disclosed pursuant to Section 8.3(b)(ii), details of which have been disclosed to the Agent and the Lenders, there are no Claims that have been commenced, are pending or, to the knowledge of Hudbay, are threatened against any Hudbay Group Member nor is there a state of facts or events that may reasonably be expected to give rise thereto, which could affect the title to or right to explore or develop any Mine Properties situate in Manitoba or Saskatchewan.

(u)

Use of Lands. To its knowledge, the uses to which the Real Property is being put by the Borrowers and any other Hudbay Group Member, as applicable, are not in breach, in any material respect, of any Applicable Laws or official plans.

(v)	Future Offtake Agreements. As at the date hereof, no Hudbay Group Member is party to any Future Offtake Agreements other than as set forth on Schedule 7.1(v).

(w)

OFAC. It is not in violation of any of the country or list based economic and trade sanctions applicable to it and administered and enforced by OFAC. No Hudbay Group Member (i) is a Sanctioned Person or a Sanctioned Entity, (ii) has more than 10% of its assets located in Sanctioned Entities, or (iii) derives more than 10% of its revenues from investments in, or transactions with Sanctioned Persons or Sanctioned Entities. If any Obligor obtains actual knowledge or receives any written notice that any Hudbay Group Member, any Affiliate of any Hudbay Group Member is named on the then current OFAC SDN List (such occurrence, an "OFAC Event"), such Obligor shall promptly (i) give written notice to the Agent of such OFAC Event, and (ii) comply in all material respects with all Applicable Laws with respect to such OFAC Event (regardless of whether the party included on the OFAC SDN List is located within the jurisdiction of the United States of America), and each Obligor hereby authorizes and consents to the Agent taking any and all steps the Agent deems necessary, in its sole but reasonable discretion, to avoid violation of all Applicable Laws with respect to any such OFAC Event, including the requirements of the Sanctioned Entities (including the freezing and/or blocking of assets and reporting such action to OFAC).

(x)

Anti-Corruption Laws. No part of the proceeds of the Advances shall be used, directly or indirectly: (a) to offer or give anything of value to any official or employee of any foreign government department or agency or instrumentality or government-owned entity, to any foreign political party or party official or political candidate or to any official or employee of a public international organization, or to anyone else acting in an official capacity (collectively, "Foreign Official"), in order to obtain, retain or direct business by (i) influencing any act or decision of such Foreign Official in his official capacity, (ii) inducing such Foreign Official to do or omit to do any act in violation of the lawful duty of such Foreign Official, (iii) securing any improper advantage or (iv) inducing such Foreign Official to use his influence with a foreign government or instrumentality to affect or influence any act or decision of such government or instrumentality; (b) to cause any Lender to violate the U.S. Foreign Corrupt Practices Act of 1977 or any other similar laws in Canada; or (c) to cause any Lender to violate any other anti-corruption law applicable to such Lender (all laws referred to in clauses (b) and (c) being "Anti-Corruption Laws").

(y)

Sanctions Laws. No Hudbay Group Member and to the knowledge of the Obligors, no Affiliate or broker or other agent of any Hudbay Group Member acting or benefiting in any capacity in connection with the Advances is any of the following (a "Restricted Person"): (i) a Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the "Executive Order"); (ii) a Person that is named as a "specially designated national and blocked person" on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list or similarly named by any similar foreign governmental authority; (iii) a Person that is owned 50 percent or more by any Person described in Section 7.1(x)(ii); (iv) any other Person with which any Obligor is prohibited from dealing under any Sanctions laws applicable to such Obligor; or (v) a Person that derives more than 10% of its annual revenue from investments in or transactions with any Person described in Section 7.1(x) (i), (ii), (iii) or (iv). Further, none of the proceeds from the Advances shall be used to finance or facilitate, directly or indirectly, any transaction with, investment in, or any dealing for the benefit of, any Restricted Person or any transaction, investment or dealing in which the benefit is received in a country for which such benefit is prohibited by any Sanctions laws applicable to any Obligor.

(z)

Security Documents. On and after the Effective Date, the provisions of the Security Documents are effective to create, in favor of the Agent for the benefit of the Lenders, a legal, valid and enforceable first priority Lien (subject to Permitted Liens) on all of the Collateral purported to be covered thereby, and all necessary recordings and filings have been made, or shall be made on the Effective Date, in all necessary public offices, and all other necessary and appropriate action has been taken so that each such Security Document creates a perfected Lien on all right, title and interest of the Hudbay Group Member which is a party thereto in the Collateral covered thereby, prior and superior to all other Liens other than Permitted Liens.

(aa)

Insurance. All insurance required to be obtained by the Obligors hereunder (including the Borrowers) has been obtained and is in full force and effect and materially complies with Section 8.2(c), and all premiums then due and payable on all such insurance have been paid.

7.2             Survival of Representations and Warranties

                   Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Loan Documents, and shall be deemed to be repeated as of the date of each Advance (including any deemed Advance) and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrowers to the Lenders in writing and accepted by the Required Lenders, acting reasonably. Each Lender shall be deemed to have relied upon such representations and warranties at each time it makes an Advance under this Agreement as a condition of making an Advance under this Agreement or continuing to extend the Credit under this Agreement.

ARTICLE 8
COVENANTS

8.1             Financial Covenants

            (a)        Hudbay shall maintain at all times a Tangible Net Worth of not less than the aggregate of 75% of the Tangible Net Worth as reported in Hudbay's financial statements for the fiscal quarter ended December 31, 2015 plus 50% of its positive consolidated net income for each fiscal quarter thereafter.

            (b)        Hudbay shall maintain at all times a Senior Secured Debt to EBITDA Ratio not greater than 3.25:1.

            (c)        Hudbay shall maintain at all times an Interest Coverage Ratio greater than or equal to:

(i)	1.75:1, from the date hereof until the fiscal quarter ending December 31, 2017; and

(ii)	2.50:1, from and after each fiscal quarter thereafter.

            (d)        For the purposes of calculating the financial ratios referred to in Section 8.1(b) and Section 8.1(c) above for the periods ending on or prior to March 31, 2016, EBITDA for HB Peru SAC shall be equal (i) in respect of the fiscal quarter ending December 31, 2015, to the sum of (y) EBITDA for HB Peru SAC for the fiscal quarter ending September 30, 2015, and (z) EBITDA for HB Peru SAC for the fiscal quarter ending December 31, 2015, multiplied by 2 and (ii) in respect of the fiscal quarter ending March 31, 2016, to the sum of (x) EBITDA for HB Peru SAC for the fiscal quarter ending September 30, 2015, (y) EBITDA for HB Peru SAC for the fiscal quarter ending December 31, 2015 and (y) EBITDA for HB Peru SAC for the fiscal quarter ending March 31, 2016, multiplied by 4/3.

8.2             Positive Covenants

                   During the term of this Agreement, each Obligor shall perform the covenants specified in this Section 8.2.

(a)	Payment and Operation of Business.

(i)

It shall duly pay the Obligations when due, either as Borrower or in accordance with its guarantee or any other Loan Document to which it is a party at the times and places and in the manner required by the terms of this Agreement.

(ii)

It shall, and shall cause each other Restricted Party to, keep proper books of account and records, maintain its corporate status in all jurisdictions where it carries on business, operate its business in accordance with sound business practices and in compliance in all material respects with all Applicable Laws (including those regarding ownership of Persons carrying on the type of business that it carries on).

(iii)

It shall, and shall cause each Restricted Party to, continue its business, except as the board of directors of Hudbay may otherwise, in good faith, determine is in the best interests of the Hudbay Group, and could not reasonably be expected to have a Material Adverse Effect.

(iv)

It shall, and shall cause each Restricted Party to, manage its business in a proper, prudent and efficient manner (as the board of directors of Hudbay may determine in good faith) in all material respects.

(v)

It shall, and shall cause each Hudbay Group Member to, comply with all Applicable Laws, either related to bribery or anti-corruption or the non- compliance with which could reasonably be expected to have a Material Adverse Effect and it shall, and shall cause each of its respective Subsidiaries to, obtain, comply in all material respects with the terms of and maintain all Permits from, and make such filings with, any Governmental Authority as may be necessary to carry on their respective businesses, to own, lease and operate their respective properties and to enable them to enter into and perform its obligations under each of the Loan Documents to which they are expressed to be a party or to render each such Loan Document legal, valid, binding or enforceable except in each case where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(vi)

It shall, and shall cause each other Restricted Party to, maintain all of its Property necessary for the proper conduct of its business in good condition (ordinary wear and tear excepted) and make all necessary repairs, renewals, replacements and improvements thereof.

(vii)

It shall, and shall cause each other Restricted Party to, pay or discharge at or before maturity or before becoming delinquent all lawful claims for labour, material and supplies that, if unpaid, might become a Lien upon any of its Property unless the claim is being contested in good faith by appropriate proceedings being diligently pursued and for which adequate reserves have been established under IFRS.

(viii)

It shall, and shall cause each of Hudbay Group Members to, comply in all respects and perform its obligations under all leases (whether real or personal property) and Contracts, including all Material Agreements, to which it is a party or by which it is bound if the non-compliance or non- performance of obligations thereunder could be expected to have a Material Adverse Effect.

(b)

Inspection. It shall, and shall cause each other Hudbay Group Member to, at all reasonable times and from time to time on reasonable notice, permit representatives of the Agent and/or the Lenders to inspect any of its Property, and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its Representatives as it may designate) its auditors, the reasonable expense of all of which shall be paid by the Borrowers provided that the Agent and the Lenders maintain the confidentiality of all confidential information they receive in accordance with usual requirements of banker/customer confidentiality, and do not disclose or use it except for the purposes of the Loan Documents.

(c)

Insurance. It shall, and shall cause each of the Hudbay Group Members to, maintain, or cause to be maintained, on behalf of the Obligors and the other Hudbay Group Members, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as would be prudent for companies engaged in similar businesses and owning similar properties and assets in the same general areas in which the Obligors and the other Hudbay Group Members (as the case may be) operate (including without limitation business interruption insurance in respect of the Key Operating Assets on commercially reasonable terms). The Obligors shall pay and cause each of the other Hudbay Group Members to pay all premiums necessary for such purpose as the same shall become due and provide particulars of all such policies and all renewals thereof to the Agent upon written request.

(d)	Taxes and Withholdings.

(i)

It shall, and shall cause each other Restricted Party to, pay all material Taxes as they become due and payable unless they are being contested in good faith by appropriate proceedings and it has made adequate provision for payment of the contested amount.

(ii)

It shall, and shall cause each other Restricted Party to, withhold from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all material Taxes and other deductions required to be withheld therefrom and pay the same to the proper tax or other receiving officers within the time required under any Applicable Law.

(iii)

It shall, and shall cause each other Restricted Party to, collect from all Persons the amount of all material Taxes required to be collected from them and remit the same to the proper tax or other receiving officers within the time required under any Applicable Law.

(e)	Restricted Parties. It shall cause each Restricted Party which is not an Obligor to perform all positive covenants contained in the Loan Documents applicable to such Restricted Party.

(f)

Share Certificates. Hudbay shall deliver to the Agent all share certificates or other evidences of its ownership of all of the Equity Interests of each of its wholly- owned Subsidiaries which are not Material Subsidiaries.

(g)

Creation and Perfection of Liens. It shall (and shall cause each of its Subsidiaries to) create and perfect (and cause to be created and perfected) the Liens purported to be created by the Security Documents as valid and enforceable first priority Liens over the Collateral, subject only to Permitted Liens.

(h)	Maintenance of Liens.

(i)

It shall take all action reasonably required to maintain and preserve the Liens created by the Security Documents to which it is a party and the priority of such Liens, subject to Permitted Liens. It shall (and shall cause each of its Subsidiaries to) from time to time execute or cause to be executed any and all further instruments reasonably requested by the Agent for such purposes. It shall (and shall cause each of its Subsidiaries to) promptly discharge at its own cost and expense, any Lien (other than Permitted Liens) on the Collateral.

(ii)

If, after the date hereof, it or any of its Subsidiaries acquires any Property, which upon such acquisition, is not subject to the Liens created pursuant to the then existing Security Documents to which it is party, then, unless otherwise specifically provided in an existing Security Document, the Borrowers shall advise the Agent as soon as reasonably practicable of such acquisition and shall within 15 Banking Days after the date of such acquisition execute and deliver to the Agent such additional security document(s) creating Liens on the newly acquired Property as the Agent may reasonably require (together with any necessary or desirable registration documents and an opinion of the Borrowers' counsel relating to such security document(s) and the Liens created thereby, all in form and substance satisfactory to the Agent, acting reasonably).

(i)	Other Matters.

(i)

It shall, and shall cause each other Restricted Party to, (A) observe and comply in all material respects at all times with the provisions of all Applicable Laws (including Environmental Laws) relating to Hazardous Materials, human health, natural resources and the environment, including the Rehabilitation and Reclamation Plans and all related financial guarantees; and (B) provide such evidence of compliance in all material respects with such Applicable Laws (including Environmental Laws) and any standards thereunder as the Required Lenders may reasonably require from time to time including, if requested by the Required Lenders on or after the Effective Date by conducting one or more environmental site assessments (each consisting of a non-intrusive phase I environmental site assessment and recommendations with respect to the findings described therein and such other audits or investigations recommended in each such phase I environmental site assessment, including, without limitation, as intrusive phase II environmental site assessment) and/or compliance audits and delivering reports thereon by an independent consultant engaged by the Obligors and acceptable to the Required Lenders, acting reasonably, with reliance on such reports to be extended to Required Lenders. It shall, and shall cause each other Restricted Party to, also remove, rehabilitate, restore, clean up or otherwise remedy the matters referred to in Section 8.3(b)(iii).

(ii)

It shall and shall cause all of the other Hudbay Group Members to perform all of its obligations under and in respect of each Employee Plan, each Statutory Plan and each US Plan and shall remit or pay all payments, contributions and premiums that it is required to remit or pay to or in respect of each Employee Plan, each Statutory Plan and each US Plan, all in a timely way in accordance with the terms of the applicable plan and all Applicable Law, except to the extent that its failure to do so would not have a Material Adverse Effect.

(iii)

It shall and shall cause all of the other Hudbay Group Members to remit or pay all material payments, contributions and premiums that it is required to remit or pay to or in respect of a Pension Plan, a US Pension Plan and any Multiemployer Plan to which it has obligations to contribute in a timely way in accordance with the terms of the applicable plan and all Applicable Law.

(iv)

Without limiting Section 13.13, it shall promptly provide all such information, including information concerning its directors, officers, direct and indirect holders of Equity Interests and other Persons exercising Control over it and including supporting documentation and other evidence, as may be reasonably requested by the Agent, any Lender, or any prospective assignee or participant of a Lender, in order to comply with policies and procedures relating to Applicable Law regarding anti-money laundering, anti-terrorist financing, government sanction and "know your client" matters, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

(v)

It shall, and shall cause each of the Hudbay Group Members to pay, to the extent they are legally able to do so, dividends, interest, amounts due in respect of Intercorporate Obligations and capital or other distributions to the Borrowers in an aggregate amount sufficient and as may be required to enable the Borrowers to satisfy their obligations under this Agreement and to pay all Consolidated Interest Expense, mandatory repayments of principal, fees, costs and other charges in respect of Debt of the Borrowers.

(vi)

It shall, promptly upon having knowledge thereof, cure or cause to be cured any defects in the execution and delivery of any of the Loan Documents or any of the other agreements, instruments or documents contemplated hereby and thereby or executed pursuant hereto and thereto or any defects in the validity or enforceability of any of the Loan Documents and execute and deliver or cause to be executed and delivered all such agreements, instruments, confirmations and other documents as the Agent may consider reasonably necessary or desirable for the foregoing purposes.

(vii)

It shall, and shall cause each of its Subsidiaries at all times to, take all action and supply the Agent and the Lenders with all information necessary to maintain the Liens granted pursuant to the Security Documents as valid and perfected first ranking Liens charging the Property charged thereby, subject only to Permitted Liens.

(viii)

It shall, and shall cause each of the other Hudbay Group Members to, execute and deliver, upon request by the Agent, such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Agent to carry out more effectually the provisions and purposes of the Loan Documents.

(ix)

It shall, as soon as practicable and in any event no later than May 31, 2016 (A) deliver to the Agent a list of all motor vehicles (as such term is defined in the PPSA) owned by the Borrowers and each Guarantor as of the Effective Date, in form and substance satisfactory to the Agent (acting reasonably) and (B) file or cause to be filed financing change statements, in form and substance satisfactory to the Agent (acting reasonably) under the PPSA to include any such motor vehicles not currently listed on the applicable financing statements.

8.3             Periodic Reports.

            (a)        During the term of this Agreement, the Borrowers shall deliver or cause the delivery of the reports, documents and information listed below. All financial statements and other reports shall be in a form satisfactory to the Lenders, acting reasonably.

(i)

Hudbay shall, as soon as practicable and in any event within 45 days of the end of each of its fiscal quarters (excluding the fourth quarter), cause to be prepared and delivered to the Agent and the Lenders, its interim unaudited consolidated financial statements as at the end of such quarter, in each case prepared in accordance with IFRS (subject to year-end adjustments and excluding footnotes), in each case consisting of a consolidated balance sheet, consolidated income statements, statements of comprehensive income, statements of and change in equity, statements of cash flow and management's discussion and analysis for the period commencing with the end of the previous fiscal quarter and ending with the end of such fiscal quarter, together with figures for the year-to-date and setting forth in each case, in comparative form, the figures for the corresponding portion of the previous fiscal year;

(ii)

Hudbay shall, as soon as practicable and in any event within 90 days after the end of each of its fiscal years, cause its annual audited consolidated financial statements to be prepared in accordance with IFRS and delivered to the Agent and the Lenders in each case consisting of a consolidated balance sheet, consolidated income statements, statements of comprehensive income, statements of and change in equity and statements of cash flow, in each case setting forth the corresponding figures for the previous fiscal year in comparative form, together with management's discussion and analysis, and the report thereon of an independent auditor of recognized national standing (without qualification) to the effect that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hudbay, as of the end of such fiscal year and the consolidated results of the operations and changes in cash flow for such fiscal year in conformity with IFRS, consistently applied;

(iii)

Hudbay shall, as soon as practicable and in any event within 180 days after the end of each of its fiscal years, cause the annual unaudited consolidated financial statements of HBMS to be prepared without financial notes and delivered to the Agent and the Lenders in each case consisting of a consolidated balance sheet, consolidated income statements, statements of comprehensive income, statements of and change in equity and statements of cash flow, in each case setting forth the corresponding figures for the previous fiscal year in comparative form;

(iv)

Hudbay shall, concurrently with the delivery of its financial statements referred to in Sections 8.3(a)(i) and 8.3(a)(ii), provide the Agent and the Lenders with: (A) a Compliance Certificate and (B) copies of all mine manager operating reports prepared in respect of each mine owned or operated by any Restricted Party for the month ending the same period as the financial statements referred to above;

(v)

Hudbay shall, as soon as practicable and in any event not later than 90 days after the beginning of each of its fiscal years, cause to be prepared and delivered to the Agent and the Lenders, Hudbay's consolidated annual plan as presented to its board of directors, with such additional material as is necessary to provide forecasts of revenues, expenses, production, operating costs, Capital Expenditures, exploration expenditures, financial covenant calculations, and EBITDA on a consolidated basis, the proven reserves, probable reserves and current life of mine plan for each producing mine of the Hudbay Group Members, details for each material exploration property and such other information as may reasonably be requested by the Agent to provide the Agent and the Lenders a proper understanding of the forecast operations of the Hudbay Group Members;

(vi)

Hudbay shall, concurrently with the delivery of its financial statements referred to in Sections 8.3(a)(i) and 8.3(a)(ii), cause to be prepared and delivered to the Agent and the Lenders a report setting forth a list of all Derivatives to which it or any other Hudbay Group Member is a party and the marked-to-market value of such Derivatives as at the date of the financial statements to which the report relates; and

(vii)

the Borrowers shall promptly provide the Agent and each of the Lenders with all other information reasonably requested by the Agent or any of the Lenders from time to time concerning the business, financial condition, financing affairs and Property of any of the Hudbay Group Members.

If there is any change in a subsequent period from the accounting policies, practices and calculation methods used by Hudbay in preparing its financial statements for its fiscal year ended December 31, 2015, or components thereof, Hudbay shall provide the Agent and the Lenders with all information that the Agent and the Lenders reasonably require (without restating financial information for past periods) for them to ensure that reports provided to the Agent and the Lenders after any change are comparable to previous reports. In addition, if the changed policies, practices and methods would materially affect the results of calculations made for the purposes of the Loan Documents, those calculations shall continue to be made based on the accounting policies, practices and calculation methods that were used in preparing Hudbay's financial statements for its fiscal year ended December 31, 2015 unless and until the Borrowers and the Required Lenders agree on amendments to the calculations and/or covenant compliance levels to reflect the changes.

(b)	Requirements for Notice.

(i)	The Borrowers shall deliver to the Agent:

(A)

as soon as practicable and in any event within three Banking Days after becoming aware of the occurrence of each Default or Event of Default, a statement of a senior officer of Hudbay setting forth the details of such Default or Event of Default and the action which Hudbay proposes to take or has taken with respect thereto;

(B)

promptly, and in any event within ten days after any Hudbay Group Member receives notice of or becomes aware of any suit, proceeding or similar action commenced or threatened by any Governmental Authority or other Person which could reasonably result in a Material Adverse Effect, a statement setting forth the details of such suit, proceeding or action;

(C)

promptly, and in any event within ten days after any Hudbay Group Member receives notice of or becomes aware of any cancellation or non-renewal of any Permits or other regulatory approvals where such cancellation or non-renewal could reasonably result in a Material Adverse Effect, a statement setting forth the details of such notice, cancellation or non-renewal;

(D)

notification of any material waiver, amendment or modifications of any agreements to which any Hudbay Group Member is party with respect to any Debt (other than Intercorporate Obligations) in excess of C$2,000,000 of such Person within three days of such waiver, amendment or modification;

(E)

notification of any notice received from, or other action taken by or proposed to be taken by, any creditor (other than the Lenders) of any Hudbay Group Member which could reasonably be expected to result in a Material Adverse Effect;

(F)	notice of any change in the fiscal year of Hudbay or any of its Subsidiaries at least 30 days prior to such change;

(G)

notice of any change in the name or jurisdiction of organization of the Obligors and any change in the location of the registered office or chief executive office of any of them at least 30 days prior to such change;

(H)

promptly following the Agent's request, copies of any annual information report (including all actuarial reports and other schedules and attachments thereto) required to be prepared or filed with a Governmental Authority in connection with each Employee Plan or Statutory Plan that is required by Applicable Laws;

(I)

promptly following receipt thereof, copies of any documents described in Sections 101(k) or 101(l) of ERISA that any Restricted Party or any ERISA Affiliate may receive with respect to any Multiemployer Plan; provided, that if the Restricted Parties or any of their ERISA Affiliates have not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, then, upon reasonable request of the Agent, the Restricted Parties and/or their ERISA Affiliates shall promptly make a request for such documents or notices from such administrator or sponsor and Hudbay shall provide copies of such documents and notices to the Agent promptly after receipt thereof;

(J)

promptly upon the issuance thereof, copies of all annual reports, annual information forms and material change reports filed with any stock exchange, securities commission or similar regulatory body in any jurisdiction (except for, without limitation of or derogation from Hudbay's obligations under Section 8.3(b), any material change report filed on a confidential basis with any securities commission or stock exchange);

(K)	notice of the acquisition of any Mine Properties related to the 777 Mine, the Lalor Mine, the Reed Mine or the Chisel North Mine at least 15 days prior to such acquisition;

(L)	notice of the acquisition of any Mine Properties related to the Constancia Mine at least 15 days prior to such acquisition;

(M)

notice of the acquisition of any Mine Properties of the Hudbay Group Member (other than in respect of the projects referred to in Section 8.3(b)(i)(K)) having a cost equal to or greater than U. S.$10,000,000 or which could otherwise be considered as material to any other Mine Property situate in Manitoba or Saskatchewan at least 15 days prior to such acquisition;

(N)

notice of the acquisition of any Mine Properties of the Hudbay Group Member (other than in respect of the projects referred to in Section 8.3(b)(i)(L)) having a cost equal to or greater than U. S.$10,000,000 or which could otherwise be considered as material to any other Mine Property situate in Peru at least 15 days prior to such acquisition;

(O)

notice of the acquisition of any Mine Properties of the Hudbay Group Member situate in Manitoba or Saskatchewan (other than in respect of the projects referred to in Sections 8.3(b)(i)(K) or 8.3(b)(i)(M)) within 45 days of the end of each fiscal quarter of Hudbay;

(P)

notice of the acquisition of any Mine Properties of the Hudbay Group Member situate in Peru (other than in respect of the projects referred to in Sections 8.3(b)(i)(L) or 8.3(b)(i)(N)) within 45 days of the end of each fiscal quarter of Hudbay;

(Q)

notice of the acquisition of any Owned Real Property or Leased Real Property, in each case situate in either Manitoba or Saskatchewan, not otherwise disclosed pursuant to Sections 8.3(b)(i)(K) and 8.3(b)(i)(M), at least 15 days prior to such acquisition;

(R)

notice of the acquisition of any Owned Real Property or Leased Real Property, in each case situate in Peru, not otherwise disclosed pursuant to Sections 8.3(b)(i)(L) or 8.3(b)(i)(N), at least 15 days prior to such acquisition;

(S)

prompt notice of either: (I) the designation of any Person as an Unrestricted Subsidiary; or (II) any circumstance where an Unrestricted Subsidiary fails to meet the requirements set forth herein to be an "Unrestricted Subsidiary"; and

(T)	prompt notice of the entering into by any Hudbay Group Member of any Future Offtake Agreements and copies of all such agreements and any material amendment or waiver of the terms thereof.

(ii)

The Borrowers shall as soon as practicable and in any event within five Banking Days notify the Agent and the Lenders on becoming aware of the occurrence of any claim or other circumstance affecting any Hudbay Group Member, the result of which could reasonably be expected to have a Material Adverse Effect, and shall from time to time provide the Agent and the Lenders with all reasonable information requested by any of the Agent or the Lenders concerning the status thereof.

(iii)

The Borrowers shall promptly notify the Agent on (i) learning of the existence of Hazardous Materials located on, above, below or from any real property which any Restricted Party occupies or controls (except those being stored, used, disposed or otherwise handled or existing in substantial compliance with Applicable Laws), including those Hazardous Materials in the soil or water constituting such real property (in excess of levels prescribed under Applicable Laws, or which would constitute an actual or potential breach of or non-compliance with any Applicable Laws) and (ii) the occurrence of any reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials that has occurred on or from such real property, and which, as to either (i) or (ii), would have a Material Adverse Effect, and shall provide the Agent with details, including cost, of the work required to remove, rehabilitate, restore, clean up or otherwise remedy the matters referred to in the notice.

(iv)

The Borrowers shall promptly notify the Agent and provide copies of all relevant documentation on learning of (i) the taking of any steps by a Restricted Party or any Governmental Authority to terminate any Employee Plan (wholly or in part) that could result in any Restricted Party being required to make an additional contribution to the Employee Plan in a material amount, or (ii) the taking of any action by any Person or the occurrence of any event with respect to any Employee Plan or Statutory Plan that could reasonably be expected to (w) give rise to a Lien under any Applicable Law, (x) result in an increase in the liability of a Restricted Party over, or the incurrence by a Restricted Party of any liability in addition to, the liability of the Restricted Party before the action was taken or the event occurred, in either case in a material amount, (y) result in a fine, a penalty or any increase in the contingent liability of a Restricted Party under any Welfare Plan with respect to any benefit after termination of employment or retirement, in any case, in a material amount or (z) have a Material Adverse Effect.

(v)

The Borrowers shall promptly notify the agent of the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in a material liability of any Restricted Party or any of its ERISA Affiliates.

(vi)	The Borrowers shall promptly inform the Agent in writing of any change to the organizational chart in Schedule 7.1(m).

(vii)	The Borrowers shall deliver to the Agent true and complete copies of:

(A)

all material amendments, supplements, restatements, waivers or other modifications made to any SW Document or any other agreement entered into in connection with the SW Documents or the obligations arising thereunder; and

	(B)	all material agreements entered into in connection with the SW Documents or the obligations arising thereunder,

in each case promptly (and in any event within five Banking Days) following the execution and/or delivery of the same.

(viii)

Each Hudbay Group Member party hereto shall deliver to the Agent such other information respecting the condition, operations, financial or otherwise, of the business of the Borrowers or their Subsidiaries as the Agent may from time to time reasonably request.

8.4             Ownership of the Obligors

                   During the term of this Agreement and without limiting Section 9.1(o), there shall not, without the prior written consent of the Required Lenders, be any change in the ownership or Control of the Restricted Parties (other than Hudbay) from that described on Schedule 7.1(m) as of the Effective Date, except as otherwise expressly permitted in this Agreement (including, for certainty, Section 8.5(e)(ii)) and except that ownership or Control may be transferred in whole or in part to another Obligor if the Borrowers give the Agent not less than ten Banking Days advance notice of the transfer and promptly takes steps that the Agent requests to maintain the Loan Documents so that the Lenders' position is not adversely affected.

8.5             Negative Covenants

                   During the term of this Agreement, the Obligors shall not do, or permit any other Restricted Party to do, any of the things specified in this Section 8.5 without the prior written consent of the Required Lenders, which shall not be unreasonably withheld.

(a)	Use of Credit. The Credit may not be used except as set forth in Section 2.3 and, without limiting the foregoing, shall not be used:

	(i)	in connection with or to fund any hostile acquisition; or

	(ii)	for the purpose of accumulating cash in deposit or investment accounts outside of the ordinary course of business.

(b)	Liens. No Restricted Party shall create, incur or assume or suffer to exist or cause or permit any Lien upon or in respect of any of its Property, except for Permitted Liens.

(c)	Restrictions on Debt. No Restricted Party shall create, incur, assume or permit the existence of any Debt, other than Permitted Debt.

(d)	Derivatives. No Restricted Party shall:

(i) enter into Derivatives of any kind (without limiting Section 8.5(d)(ii) and Section 8.5(d)(iii)) except:

(A)	(I)	if the Derivatives are entered into with Lenders or Affiliates of Lenders, or with other Persons on an unsecured basis; and

(II)

if the Derivatives are entered into in the Ordinary Course (but not for speculative purposes) to hedge or mitigate bona fide interest rate, currency, commodity or other financial risks to which the Restricted Parties are exposed in the conduct of their business or the management of their liabilities or

(B)

with respect to HB Peru SAC only, if the Derivatives are entered into in the Ordinary Course (but not for speculative purposes) to hedge or mitigate bona fide interest rate, currency, commodity or other financial risks to which HB Peru SAC is exposed in the conduct of its business or the management of its liabilities;

(ii)	notwithstanding the exceptions in Section 8.5(d)(i), enter into Derivatives that permit margin calls; or

(iii)

notwithstanding the exceptions in Section 8.5(d)(i), enter into any Derivatives in respect of any commodities that it produces with respect to any fiscal quarter that exceed 70% of such Restricted Party's projected production of the respective commodities in that quarter based on projections in effect at the time of entering into such Derivatives transaction.

(e)	Business and Property. No Restricted Party shall:

(i)

carry on any business other than the exploration, the development, construction and operation of mining properties and any operation relating to mining, and the distribution, processing, hedging (to the extent not prohibited by Section 8.5(d)), trading, exchange and sale of any products produced from or in connection with such mining properties;

	(ii)	permit any Disposition of the whole or any part of its Property except, subject to Section 8.5(e)(iii), for:

(A)	Dispositions of inventory and obsolete or redundant equipment in the Ordinary Course;

(B)	any Disposition of Property which has been consented to by the Required Lenders;

(C)	any Disposition of Property by a Non-Recourse Subsidiary to any other Hudbay Group Member;

(D)	any Disposition of Property by an Obligor to any other Obligor;

(E)	any Disposition permitted pursuant to Section 8.5(f)(i);

(F)

any other Dispositions of Property, if the aggregate fair market value of the assets being Disposed of does not exceed at the time of any such Disposition: (i) in any fiscal year of Hudbay, 10% of the consolidated tangible assets of Hudbay as set forth in the annual audited consolidated financial statements of Hudbay as of the end of the most recently completed fiscal year; or (ii) since December 31, 2015, 20% of the consolidated tangible assets of Hudbay as set forth in the annual audited consolidated financial statements of Hudbay for the most recently completed fiscal year; and

(G)	Disposition of all of the assets related to the Rosemont Property to a limited liability company pursuant to and in accordance with the terms of the Rosemont Joint Venture Agreement; and

(iii)

notwithstanding Section 8.5(e)(ii), permit any Disposition, directly or indirectly, of all or substantially all of any of the Key Operating Assets or, subject to Article 12, any Equity Interest in any Person who, directly or indirectly, owns all or part of the Key Operating Assets.

(f)	Corporate Matters. No Restricted Party shall:

(i)

directly or indirectly, Dispose of all or substantially all of its Property and shall not merge or amalgamate pursuant to statutory authority or otherwise with any other Person except upon compliance with Article 12;

	(ii)	change its fiscal year end (being December 31 for each of the Borrowers), except that Restricted Parties that have a different fiscal year end may change it to December 31; or

	(iii)	change its auditors, unless an internationally recognized accounting firm is appointed.

(g)

Restriction on Non-Arm's Length Transactions. Neither the Borrowers nor the other Restricted Parties shall, nor shall any of them permit any of their Subsidiaries to, enter into any transaction or agreement with any Person (other than another Obligor) which is not at Arm's Length with the Hudbay Group unless such transaction or agreement is entered into in the Ordinary Course and such transaction or agreement is on terms no less favourable to the applicable Hudbay Group Member as would be obtainable in a comparable transaction with a Person which is at Arm's Length with the applicable Hudbay Group Member.

(h)	Restricted Payments, etc. Neither the Borrowers nor the other Restricted Parties shall, nor shall any of them permit any of their Subsidiaries to:

(i)	make any Restricted Payments except:

	(A)	as may be agreed from time to time pursuant to the terms of any Intercreditor Agreement;

(B)

a non-wholly owned Subsidiary of Hudbay may make a Restricted Payment provided that no holder of an Equity Interest in such Subsidiary receives a portion of the total Restricted Payment which is in excess of the percentage of Equity Interests which it owns in such Subsidiary and the applicable Hudbay Group Member receives its pro rata share; and

	(C)	Hudbay may make additional Restricted Payments; provided that,

(I)	in the case of any Restricted Payment made in reliance of this Section 8.5(h)(i)(C), at the time of and after giving effect to such Restricted Payment:

a)	no Default or Event of Default shall have occurred and be continuing; and

b)	the aggregate of all Restricted Payments made in reliance on this Section 8.5(h)(i)(C) in any fiscal year of Hudbay shall not exceed the RP Basket Amount; and

(II)

Hudbay has delivered to the Agent, at least two Banking Days prior to such Restricted Payment, an officer's setting forth the amount of the Restricted Payment, certifying that the foregoing conditions are satisfied and setting forth reasonably detailed calculations of the RP Basket Amount and demonstrating satisfaction of the condition set forth in paragraph (A) above; or

(ii)	purchase, redeem or repay prior to their Stated Maturity in cash any notes or other debt securities issued pursuant to the Note Indenture without the prior written consent of the Required Lenders.

(i)

Consensual Limitations. Neither the Borrowers nor the other Restricted Parties shall create, incur, assume or suffer to exist, or permit any of its Subsidiaries to create, incur, assume or suffer to exist, any consensual limitation or restriction on its ability to make any payments to the Agent or the Lenders, or provide the security contemplated in the Guarantees or Security Documents to the Agent, or perform or observe any of its other covenants or agreements under any of the Loan Documents, as and when required hereunder and thereunder.

(j)

Amendments to Organizational Documents. Neither the Borrowers nor the other Restricted Parties shall amend, nor permit any of its Subsidiaries to amend, its Constating Documents in a manner that would be prejudicial to the interests of the Agent or any of the Lenders under the Loan Documents or which could reasonably be expected to have a Material Adverse Effect.

(k)

Bank Accounts. Neither the Borrowers nor the other Restricted Parties shall, and shall not permit any of its Subsidiaries, to maintain any of its bank accounts (other than a Permitted LC Cash Collateral Account) or securities accounts (which in the case of securities accounts are used primarily for the purposes of holding Cash) with any financial institution other than a Lender or an Affiliate of a Lender unless: (i) agreed to by the Agent, (ii) it is not reasonably practicable to maintain such accounts with the Lenders and/or Affiliates of a Lender or (iii) no Lender or Affiliate of a Lender is offering such accounts on commercially competitive terms.

(l)

No Change in Accounting Treatment or Reporting Practices. Neither the Borrowers nor the other Restricted Parties shall, and shall not permit any of its Subsidiaries to, make any material change in its accounting or reporting or financial reporting practices, except as required or preferred by IFRS from time to time or by Applicable Law and which changes are disclosed to the Agent.

(m)	Restricted Parties. Each Obligor shall ensure that no Restricted Party which is not an Obligor breaches any negative covenant contained in the Loan Documents.

(n)

SW Documents. No Obligor shall amend, waive or otherwise vary any term or condition contained in any SW Document (other than the SW Intercreditor Agreement), enter into any Contract or incur any new obligations in connection with any SW Document or consent or approve any of the foregoing without the prior written consent of the Required Lenders; provided however that such prior written consent shall not be required for amendments, waivers, variations, consents or approvals which could not reasonably be expected to be prejudicial to or have an adverse effect on the Agent, the Lenders or their rights under the Loan Documents.

ARTICLE 9
DEFAULT

9.1             Default

                   The occurrence of any one or more of the following events (each such event and the expiry of the cure period, if any, provided in connection herewith, being herein referred to as an "Event of Default") shall constitute an event of default under this Agreement:

(a)	if either of the Borrowers fail to pay any amount of principal of any Advance when due and payable;

(b)	if any Obligor fails to pay any amount of interest (including any amount relating to an L/C) when due or, to pay fees or other Obligations within two Banking Days of when due;

(c)

if any Restricted Party makes any certification, representation or warranty under or pursuant to any of the Loan Documents which is incorrect, misleading or incomplete in any material respect when made or deemed to be made;

(d)

if any of the Restricted Parties shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally as they become due or shall make a general assignment, composition, compromise or arrangement for the benefit of any of its creditors; or any corporate action, legal proceeding or other procedure or step shall be instituted by or against any of the Restricted Parties seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, dissolution, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a liquidator, administrator, administrative receiver, compulsory manager, receiver, trustee or other similar official for it or for any substantial part of its property or for the purpose of enforcing any Liens or any assets of any of the Borrowers, or the other Restricted Parties or, in each case any analogous procedure or step is taken in any jurisdiction and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of 30 days or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against it or the appointment of a receiver, trustee, custodian, liquidator, administrator, administrative receiver, compulsory manager or other similar official for it or for any substantial part of its property) shall occur; or any of the Restricted Parties shall take any action to authorize any of the actions set forth above in this Section 9.1(d) provided, however, that any liquidation or dissolution of Hudbay Panama Inc. shall not constitute a breach of this Section 9.1(d) if, at the time of such liquidation or dissolution, Hudbay Panama Inc. is an immaterial Subsidiary carrying on no business;

(e)

if the Obligors shall, or shall permit any of their Subsidiaries, as the case may be, to, default in the observance or performance of any agreement, covenant or condition contained in Article 4 and Sections 8.1, 8.3(b)(i)(A), 8.4, 8.5 and 12.1;

(f)

if any one or more of the Borrowers or any other Restricted Party, shall fail to pay the principal of (or lease payments on), or premium or interest on, any Debt outstanding in a principal amount which, when aggregated with the principal amount of all other Debt in respect of which any of them has failed to pay the principal of, or premium or interest on, exceeds US$25,000,000 (or the Equivalent Amount in any other currency) (excluding Debt due to the Lenders hereunder and Intercorporate Obligations) (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt, or any other event of default or early termination event (howsoever described or designated) shall occur or condition shall exist, and shall continue after the applicable grace period, if any, specified in any agreement or instrument relating to any such Debt and the effect of such event is to accelerate, or permit the acceleration of, Debt of any of them in a principal amount which, when aggregated with the principal amount of all other Debt of any of them which is, or may be, declared due and payable prior to its specified maturity as a result of an event of default, exceeds US$25,000,000 (or the Equivalent Amount in any other currency);

(g)

if any default in respect of which Silver Wheaton Corp. has delivered a "standstill notice" pursuant to the terms of the SW Intercreditor Agreement, an event of default or other similar event by any Hudbay Group Member shall occur or exist in respect of the 777 PMPA;

(h)

if any default in respect of which Silver Wheaton Caymans (or any other Person other than the Agent) has delivered a "standstill notice" pursuant to the terms of the SW Peruvian Intercreditor Agreement, an event of default or other similar event by any Hudbay Group Member shall occur or exist in respect of any of the Constancia SPA (including a Supplier Event of Default (as defined in the Constancia SPA));

(i)	if a HB Peru Event of Default shall have occurred and be continuing;

(j)

if any deposit paid pursuant to either the 777 PMPA or the Constancia SPA is returned or repaid by any Hudbay Group Member at a time when a Default or Event of Default exists or if such return or repayment could reasonably be expected to result in a Default or Event of Default;

(k)

if the obligations of the Borrowers or any of the other Obligors hereunder or under the other Loan Documents shall cease to constitute the legal, valid and binding obligations of the Borrowers or such other Obligor or shall cease to be in full force and effect or the Borrower or any of the other Obligors shall have contested the validity of the Loan Documents or denied that it had any liability thereunder;

(l)

if any judgment or order or series of judgments or orders (whether or not related) for the payment of money in an aggregate amount in excess of US$25,000,000 (or the Equivalent Amount in any other currency), other than any judgment or order for which one or more of the Restricted Parties will recover under a policy of insurance, shall be rendered against any one or more of the Restricted Parties and (i) such judgment or order or series of judgments and/or orders are final with no further right of appeal and the Borrowers have not satisfied the Required Lenders, acting reasonably, that the Borrowers or any other Restricted Party (as applicable) is able to satisfy such judgment or order or series of judgments and/or orders; or (ii) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or series of judgments and/or orders, as the case may be; or (iii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order or series of judgments and/or orders, as the case may be, by reason of a pending appeal or otherwise, shall not be in effect;

(m)	if an event, fact or circumstance or series of events, facts or circumstances occurs which could reasonably be expected to have a Material Adverse Effect;

(n)

if the security interest in favour of the Agent pursuant to the any of the Security Documents ceases to constitute a perfected first priority Lien, subject only to Permitted Liens, in favour of the Agent;

(o)	if a Change of Control shall occur;

(p)

if: (i) an Event of Taking shall have occurred with respect to (i) all or any material part of the Key Operating Assets, (ii) Hudbay or any of its Subsidiaries has received a written notice in respect thereof from any such Governmental Authority or (iii) a proceeding has been commenced in respect thereof;

(q)

if (i) an ERISA Event shall have occurred, (ii) a trustee shall be appointed by a United States district court to administer any US Pension Plan, (iii) the PBGC shall institute proceedings to terminate any US Pension Plan(s), (iv) any Restricted Party or any of their respective ERISA Affiliates shall have been notified by the sponsor of a Multiemployer Plan that it has incurred or will be assessed Withdrawal Liability to such Multiemployer Plan and such entity does not have reasonable grounds for contesting such Withdrawal Liability or is not contesting such Withdrawal Liability in a timely and appropriate manner; or (v) any other event or condition shall occur or exist with respect to a US Plan; and in each case in clauses (i) through (v) above, such event or condition, together with all other such events or conditions, if any, could reasonably be expected to result in a Material Adverse Effect; and

(r)

if any of the Hudbay Group Members shall default in the observance or performance of any agreement, covenant or condition contained in the Loan Documents (other than a covenant or condition whose breach or default in performance is elsewhere in this Section 9.1 specifically dealt with) regardless of whether such agreement, covenant or condition is made directly by such Hudbay Group Member or is made on its behalf by an Obligor and such default shall not be remedied, if capable of remedy, within a period of 20 days.

9.2             Acceleration and Termination of Rights

            (a)        Upon the occurrence of an Event of Default and at any time thereafter while an Event of Default is continuing, the Agent may, in consultation with the Lenders (and, if so instructed by the Required Lenders, shall) by written notice to the Borrower:

(i)

declare the Advances made to either of the Borrowers to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums then owed by the Borrowers hereunder or under any other Loan Document) or declare such Advances to be due and payable on demand of the Agent; and/or

(ii)	declare that all of the Commitments shall be cancelled, whereupon the same shall be cancelled and the Commitment of each Lender shall be reduced to zero; and/or

(iii)	exercise any or all of its rights, remedies or powers under or pursuant to the Loan Documents.

            (b)        If, pursuant to this Section 9.2, the Agent declares any Advances made to the Borrowers to be due and payable on demand, then, and at any time thereafter, the Agent may (and, if so instructed by the Required Lenders, shall) by written notice to the Borrowers call for repayment of such Advances on such date or dates as it may specify in such notice (whereupon the same shall become due and payable on such date together with accrued interest thereon and any other sums then owed by the Borrowers hereunder or under any other Loan Document and the provisions of Section 9.8 shall apply) or withdraw its declaration with effect from such date as it may specify in such notice.

            (c)        Notwithstanding item (a), if a Restricted Party becomes a bankrupt (voluntarily or involuntarily), or institutes any proceeding seeking liquidation, rearrangement, relief of debtors or creditor or the appointment of a receiver or trustee over any material part of its Property, then without prejudice to the other rights of the Lenders as a result of any such event, without any notice or action of any kind by the Agent or the Lenders, and without presentment, demand or protest, the Lenders' obligation to make Advances shall immediately terminate and the Obligations shall immediately become due and payable.

9.3             Payment of L/Cs and B/As

                   If any Event of Default shall occur and be continuing then the Agent may (and, if so instructed by the Required Lenders shall), by written notice to the Borrowers require the Borrowers to pay to the Agent (i) on behalf of the Lenders, an amount equal to the face amount of outstanding B/As and (ii) on behalf of the Issuing Banks, an amount equal to the undrawn face amount of any Letters of Credit issued and outstanding under the Credit and such amount shall be held by the Agent on deposit in trust for the Lenders and/or the Issuing Banks (as applicable) until the maturity date of such B/A and/or Letter of Credit, as applicable. Upon receipt of such payment, the applicable Borrower shall be discharged from its obligations under Section 9.2 in respect of any such B/As or any such Letter of Credit.

9.4             Remedies

                   If an Event of Default has occurred and is continuing, the Guarantees and the Security Documents shall become immediately enforceable and Agent may, in consultation with the Lenders (and if so instructed by the Required Lenders shall) take such action or proceedings on behalf of the Lenders and in compliance with Applicable Law as is or may be expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Obligors.

9.5             Saving

                   Neither the Agent nor any Lender shall be under any obligation to the Obligors or any other Person to realize any collateral or enforce the Guarantees, the Security Documents or any part thereof or to allow any collateral to be sold, dealt with or otherwise disposed of. Neither the Agent nor any Lender shall be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the Guarantees, the Security Documents or any part thereof or the failure to allow any collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Agent or a Lender may be responsible or liable for any loss or damage (excluding incidental, consequential or special damages) arising from its wilful misconduct or gross negligence.

9.6             Perform Obligations

                   If an Event of Default has occurred and is continuing, the Agent may, in consultation with the Lenders (and if so instructed by the Required Lenders shall) perform any such covenants or agreements in any manner deemed fit by the Agent without thereby waiving any rights to enforce the Loan Documents. All expenses (including any legal costs) paid by the Agent and/or the Lenders in respect of the foregoing shall form part of the Obligations and shall be guaranteed by the Guarantees and secured by the Security Documents.

9.7             Third Parties

                   No Person dealing with the Agent or any Lender or any other agent of the Lenders shall be concerned to inquire whether the Loan Documents have become enforceable, or whether the powers which the Agent or the Lenders or such other agent are purporting to exercise have become exercisable, or whether any Obligations remain outstanding, or as to the necessity or expediency of the stipulations and conditions subject to which any action shall be taken, or otherwise as to the propriety or regularity of any action that is proposed.

9.8             Remedies Cumulative

                   It is expressly understood and agreed that the rights and remedies of the Lenders and the Agent hereunder or under any other Loan Document or other instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or any other Loan Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lenders or the Agent may be lawfully entitled for such default or breach. Any waiver by the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Loan Document as a result of any other default or breach hereunder or thereunder.

9.9             Suspension of Lenders' Obligations

                   Without prejudice to the rights which arise out of this Agreement or by law, the occurrence of a Default or Event of Default shall, while such Default or Event of Default shall be continuing, relieve the Lenders of all obligations to make any Advances hereunder (whether or not any notice in respect of any such Advance shall have been received by the Agent prior to the occurrence of a Default or Event of Default) or to accept or comply with any notice or to convert any Advance into a B/A Advance or a Libor Advance (except, provided no Event of Default has occurred and is continuing, a conversion permitted by the Agent in its discretion in accordance with the provisions of Section 6.4) or to accept any notice in respect of a rollover of a Libor Advance, B/A or a B/A Equivalent Loan or accept or purchase drafts or B/As in replacement of maturing B/As.

9.10           Set-Off or Compensation

                   If an Event of Default has occurred and is continuing, each of the Agent and the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrowers now or hereafter existing under this Agreement or any other Loan Document to the Agent and/or such Lender, irrespective of whether or not the Agent and/or such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of such Obligor may be contingent or unmatured or are owed to a branch or office of the Agent and/or such Lender different from the branch or office holding such deposit or obligated on such Debt. The rights of the Agent and/or each of the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers' lien) that the Agent and/or the Lenders or their respective Affiliates may have. The Agent and each Lender agrees to promptly notify the Borrowers and the Agent (or in the case of the Agent, the Lenders) after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of the Agent or a Lender exercises any rights under this Section 9.10, it shall share the benefit received in accordance with Section 10.6 as if the benefit had been received by the Lender of which it is an Affiliate.

9.11           Application of Payments After an Event of Default

                   If any Event of Default shall occur and be continuing all payments made by the Borrowers hereunder or payments made pursuant to any of the provisions of any of the Guarantees shall be applied in the following order:

(a)	to amounts due hereunder as costs and expenses of the Agent;

(b)	to amounts due hereunder as costs and expenses of the Lenders;

(c)	to amounts due hereunder as fees;

(d)	to amounts due hereunder as interest;

(e)	rateably to amounts due hereunder as principal and amounts due in respect of any Other Secured Obligations with the Lenders or any of their Affiliates; and

(f)	any balance to the Borrowers or as a court of competent jurisdiction shall determine.

ARTICLE 10
AGENCY PROVISIONS

10.1           Authorization of Agent

            (a)        Each of the Lenders hereby irrevocably appoints BNS as the Agent to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.

            (b)        Without limiting Section 10.1(a), each of the Lenders grants to the Agent:

(i)

a power of attorney, for the purposes of Applicable Laws in respect of the Guarantees and Security Documents to sign documents comprising the Guarantees and the Security Documents from time to time (as the party accepting the grant of the Guarantees and the Security Documents); and

(ii)	the right to delegate its authority as attorney to any other Person, whether or not an officer or employee of the Agent.

10.2           Rights as a Lender

                   The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Restricted Party or any Affiliate thereof as if such Person were not the Agent and without any duty to account to the Lenders.

10.3           Exculpatory Provisions

            (a)        The Agent shall not have any duties or obligations except those expressly specified herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agent:

(i)

shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that may be contrary to any Loan Document or Applicable Law; and

(ii)

shall not, except as expressly specified herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrowers or any of their Affiliates that is communicated to or obtained by the Person serving as the Agent or any of its Affiliates in any capacity.

            (b)        The Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as is necessary, or as the Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct. The Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing the Default or Event of Default is given to the Agent by the Borrowers or a Lender.

            (c)        Except as otherwise expressly specified in this Agreement, the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent

10.4           Reliance by Agent

                   The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Advance, or the issuance of an L/C, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Banks, the Agent may presume that such condition is satisfactory to such Lender or Issuing Banks unless the Agent has received notice to the contrary from such Lender or Issuing Banks before the making of such Advance or the issuance of such L/C. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

10.5           Delegation of Duties

                   The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Agent from among the Lenders (including the Person serving as Agent) and their respective Affiliates. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Agent shall apply to any such subagent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Credit as well as activities as Agent.

10.6           Direct Payments

            (a)        If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Advances and accrued interest thereon or other Obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Agent of such fact, and (b) purchase (for cash at face value) participations in the Advances and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Advances and other amounts owing them, provided that:

(i)

if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest,

(ii)

the provisions of this Section shall not be construed to apply to (A) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or (B) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Advances to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section shall apply); and

(iii)

the provisions of this Section shall not be construed to apply to (A) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrowers to such Lender that do not arise under or in connection with the Loan Documents, (B) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrowers' obligations under or in connection with the Loan Documents, (C) any reduction arising from an amount owing to an Obligor upon the termination of Derivatives entered into between the Obligor and such Lender except for a net amount available after the termination of all Derivatives entered into between the Obligors and such Lender and the setoff of resulting amounts owing by the Obligors and to the Obligors, or (D) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

            (b)        The Obligors consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation.

10.7           Administration of the Credit

            (a)        Unless otherwise specified herein, the Agent shall perform the following duties under this Agreement:

(i)	before an Advance, ensure that all conditions precedent have been fulfilled in accordance with the terms of this Agreement, subject to Section 13.3 and any other applicable terms of this Agreement;

(ii)	take delivery of each Lender's Applicable Percentage of an Advance and make all Advances hereunder in accordance with the procedures in Section 6.8;

(iii)	use reasonable efforts to collect promptly all sums due and payable by the Borrowers pursuant to this Agreement;

(iv)	make all payments to the Lenders in accordance with the provisions of this Agreement;

(v)	hold the Guarantees and any security or collateral as agent on behalf of the Lenders;

(vi)

hold all legal documents relating to the Credit, maintain complete and accurate records showing all Advances made by the Lenders, all remittances and payments made by the Borrowers to the Agent, all remittances and payments made by the Agent to the Lenders and all fees or any other sums received by the Agent and, except for accounts, records and documents relating to the fees payable under the Fee Agreement and upfront and arrangement fees payable concurrently with the execution of this Agreement, allow each Lender and its advisors to examine such accounts, records and documents at its own expense, and provide any Lender, upon reasonable notice, with such copies thereof as such Lender may reasonably require from time to time at the Lender's expense;

(vii)

except as otherwise specifically provided for in this Agreement, promptly advise each Lender on receipt of each notice and deliver to each Lender, promptly upon receipt, all other written communications furnished by the Obligors to the Agent on behalf of the Lenders pursuant to this Agreement, including without limitation copies of financial reports and certificates which are to be furnished to the Agent;

(viii)

forward to each of the Lenders, on request and at the expense of the Lender so requesting (other than customary record books which shall be provided at the expense of the Borrower), copies of this Agreement, the Guarantees and other Loan Documents (other than the Fee Agreement); and

(ix)	promptly forward to each Lender, on request, an up-to-date loan status report.

            (b)        The Agent may take the following actions only with the prior consent of the Required Lenders, unless otherwise specified in this Agreement:

(i)	subject to Section 10.7(c), exercise any and all rights of approval conferred on the Lenders by this Agreement;

(ii)

give written notice to the Obligors in respect of any matter in respect of which notice may be required, permitted, necessary or desirable in accordance with or pursuant to this Agreement, promptly after receiving the consent of the Required Lenders, except that the Agent shall, without direction from the Lenders, immediately give the Borrowers notice of any payment that is due or overdue under the terms of this Agreement unless the Agent considers that it should request the direction of the Required Lenders, in which case the Agent shall promptly request that direction;

(iii)	amend, modify or waive any of the terms of this Agreement, including waiver of a Default, if such action is not otherwise provided for in Section 10.7(c);

(iv)	declare an Event of Default or take action to enforce performance of the Obligations and the Guarantees and/or pursue any other legal remedy necessary;

(v)	decide to accelerate the amounts outstanding under the Credit; and

(vi)	pay insurance premiums, taxes and any other sums as may be reasonably required to protect the interests of the Lenders.

            (c)        The Agent may take the following actions only if the prior unanimous consent of the Lenders is obtained, unless otherwise specified herein:

(i)	amend, modify, discharge, terminate or waive any of the provisions of Section 5.1;

(ii)	amend, modify, discharge, terminate or waive any of the terms of the Guarantees or the Security Documents or release any security other than as expressly contemplated in the Loan Documents;

(iii)

amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would change the amount of the Credit, amend the purpose of the Credit, reduce the interest rates and similar charges applicable to the Credit, reduce the fees payable with respect to the Credit, extend any date fixed for payment of principal, interest or any other amount relating to the Credit or extend the term of the Credit; or

(iv)	amend the definition of "Required Lenders" or this Section 10.7(c).

For greater certainty, no Lender's Commitment or Applicable Percentage may be amended without the consent of that Lender. Provided further that no amendment, waiver or consent, unless in writing and signed by the Agent in addition to the Lenders required herein above to take such action, reflects the rights or duties of the Agent under any Loan Documents or in respect of any Advance.

            (d)        Notwithstanding Sections 10.7(b) and 10.7(c), the Agent may, without the consent of the Lenders, make amendments to the Loan Documents that are for the sole purpose of curing any immaterial or administrative ambiguity, defect or inconsistency, but shall immediately notify the Lenders of any such action. The Agent may also discharge any Guarantee or Security Document and the other obligations under the Loan Documents of any Obligor except the Borrowers to the extent necessary to allow any Obligor to complete any Disposition of Property permitted by this Agreement or any consent or waiver pursuant to this Agreement.

            (e)        As between the Obligors, on the one hand, and the Agent and the Lenders, on the other hand:

(i)

all statements, certificates, consents and other documents which the Agent purports to deliver on behalf of the Lenders or the Required Lenders shall be binding on each of the Lenders, and the Obligors shall not be required to ascertain or confirm the authority of the Agent in delivering such documents;

(ii)

all certificates, statements, notices and other documents which are delivered by the Obligors to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders;

(iii)	all payments which are delivered by either of the Borrowers to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders.

            (f)        Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to any Property that is the subject matter of any security, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

10.8           Rights of Agent

            (a)        In administering the Credit, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrowers, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

            (b)        The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrowers is true and that no Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrowers' account have actual knowledge to the contrary or have received notice to the contrary from any other Party.

            (c)        The Agent shall be entitled to receive a fee for acting as Agent as agreed between the Agent and the Borrowers from time to time.

10.9           Acknowledgements, Representations and Covenants of Lenders

            (a)        Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

            (b)        Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its Constating Documents and any Applicable Law and has not violated its Constating Documents or any Applicable Law by so doing.

            (c)        Each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Agent's gross negligence or wilful misconduct. The Agent shall not be required to take or continue any action unless the Agent has received sufficient funds or arrangements satisfactory to it for indemnification to cover the cost of the proposed action.

            (d)        To the extent that the Borrowers for any reason fail to indefeasibly pay any amount required under Sections 13.8(a) and 13.8(b) to be paid by it to the Agent (or any subagent or Related Party thereof), each Lender severally agrees to pay to the Agent (or any subagent or Related Party) such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such subagent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Agent (or any such subagent) in connection with such capacity. The obligations of the Lenders under this Section are subject to the other provisions of this Agreement concerning several liability of the Lenders.

            (e)        Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

            (f)        Each Lender acknowledges and agrees that its obligation to advance its Applicable Percentage of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

            (g)        Each Lender acknowledges receipt of a copy of this Agreement, the Guarantees (to the extent that the Guarantees have been delivered) and any Intercreditor Agreement existing as of the Effective Date and acknowledges that it is satisfied with the form and content of such documents.

10.10         Collective Action of the Lenders

                   Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under the Guarantees, the Security Documents and any security are to be exercised not severally, but by the Agent in accordance with the Loan Documents. Accordingly, notwithstanding any of the provisions contained in any Loan Document, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent in accordance with the Loan Documents. Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

10.11        Successor Agent

            (a)        The Agent may at any time give notice of its resignation to the Lenders, the Issuing Banks and the Borrowers. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Borrowers (not to be unreasonably withheld or delayed) to appoint a successor, which shall be a Lender having an office in Toronto, Ontario or an Affiliate of any such Lender with an office in Toronto. The consent of the Borrowers referred to above shall not be required if a Default has occurred and is continuing. The Agent may also be removed at any time by the Required Lenders upon 30 days' notice to the Agent and the Borrowers as long as the Required Lenders, in consultation with the Borrowers, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having an office in Toronto or an Affiliate of any such Lender with an office in Toronto. Notwithstanding the foregoing, the Required Lenders shall not be obligated to consult with the Borrowers if a Default has occurred and is continuing.

            (b)        If no such successor has been so appointed by the Required Lenders and has accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor Agent meeting the qualifications specified in the immediately preceding paragraph, provided that if the Agent notifies the Borrowers and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that the retiring Agent shall continue to hold the Guarantees and any security held by the Agent on behalf of the Lenders until such time as a successor Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Agent as provided for in the preceding paragraph.

            (c)        Upon a successor's appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Agent, and the former Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrowers to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the termination of the service of the former Agent, the provisions of this Article 10 and of Section 13.8 shall continue in effect for the benefit of the former Agent, its subagents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Agent was acting as Agent.

10.12         No Other Duties, Etc.

                   Notwithstanding anything herein to the contrary, no Bookrunner, Arranger or holder of a similar title specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Agent or a Lender hereunder.

10.13         Defaulting Lenders

            (a)        The Issuing Banks shall not be obligated to issue L/Cs to the extent of any Defaulting Lender's or Impacted Lender's Applicable Percentage thereof, unless arrangements satisfactory to the Issuing Banks have been entered into with the Borrowers or with the Defaulting Lender or Impacted Lender to eliminate the Issuing Banks' risk with respect to such Defaulting Lender or Impacted Lender (such as depositing Cash Collateral with the Agent for the benefit of the Issuing Banks).

            (b)        While it is a Defaulting Lender or Impacted Lender, a Lender shall not be entitled to share in an L/C Fee in respect of any L/C, (i) the amount of which is reduced pursuant to Section 10.13(a), or (ii) to the extent that the Borrowers have entered into arrangements with the Issuing Banks to eliminate the Issuing Banks' risk with respect to such Defaulting Lender or Impacted Lender. In the case of (ii), no L/C Fee shall be payable on the portion of the L/C for which the Borrowers have entered into those arrangements with the Issuing Banks.

10.14         Reference Lenders

            (a)        If more than one Lender is a bank named on Schedule I of the Bank Act (Canada), the Agent shall be a Reference Lender and the Borrowers shall irrevocably designate a different Lender named on Schedule I to be a Reference Lender for the purpose of providing quotations to the Agent to be used in determining rates as required by this Agreement.

            (b)        If any Reference Lender ceases to be a Lender, the Person that originally designated that Reference Lender shall have the right to designate prior to such Reference Lender ceasing to be a Lender another Lender that is a named on Schedule I of the Bank Act (Canada), failing which the applicable rate shall be determined on the basis of the quotation provided by the notice from the remaining Reference Lender.

            (c)        If only one Lender is a bank named on Schedule I of the Bank Act (Canada), that Lender shall be deemed to be the Reference Lender and any applicable rate shall be determined on the basis of the quotation provided by that Lender.

10.15         Provisions Operative Between Lenders and Agent Only

                   Except for the provisions of Sections 10.7(b), 10.7(e), 10.9(b), 10.9(f), 10.10, 10.11, 10.12, 10.13, 10.14 and 10.15, the provisions of this Article relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Obligors shall not have any rights or obligations under or be entitled to rely for any purpose on such provisions.

ARTICLE 11
ADDITIONAL LENDERS,
SUCCESSORS AND ASSIGNS

11.1           Successors and Assigns

                   The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 11.2, (ii) by way of participation in accordance with the provisions of Section 11.4, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 11.5 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, subagents contemplated hereby, Participants to the extent provided in Section 11.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent, any sub-agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

11.2           Assignments by Lenders

            (a)        Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Advances at the time owing to it), provided that:

(i)

except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than US$10,000,000, unless each of the Agent and, so long as no Default has occurred and is continuing, the Borrowers otherwise consent to a lower amount (each such consent not to be unreasonably withheld or delayed);

(ii)	each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement;

(iii)	any assignment must be approved by each Issuing Bank (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender;

(iv)	any assignment must be approved by the Agent (such approval not to be unreasonably withheld or delayed) unless:

	(A)	the proposed assignee is itself already a Lender, or

	(B)	the proposed assignee is a bank whose senior, unsecured, non- credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody's, S&P and DBRS Limited, respectively;

(v)

any assignment must be approved by the Borrowers (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender (or an Affiliate of a Lender) or a Default has occurred and is continuing; provided that the Parties acknowledge and agree that the consent of the Borrowers' shall not be considered to have been unreasonably withheld if it is withheld as a result of any proposed assignment to a Foreign Lender where as a result of such assignment any withholding taxes would be exigible in respect of such Foreign Lender;

(vi)	unless an Event of Default has occurred and is continuing, no assignment shall be permitted unless immediately following such assignment:

(A)	the assigning Lenders' Applicable Percentage will be equal to the assigning Lender's Applicable Percentage (as defined in the HB Peru ARCA) under the HB Peru ARCA; and

(B)	the applicable Eligible Assignee's Applicable Percentage will be equal to the applicable Eligible Assignee's Applicable Percentage (as defined in the HB Peru ARCA) under the HB Peru ARCA; and

(vii)

the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, together with a processing and recordation fee of US$3,500 and the Eligible Assignee, if it is not a Lender, shall deliver any administrative questionnaire required by the Agent; provided that no such fee shall be payable if the Eligible Assignee is an Affiliate of a Lender.

            (b)        Subject to acceptance and recording thereof by the Agent pursuant to Section 11.3, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 13.8, 13.9 and 13.10, and shall continue to be liable for any breach of this Agreement by such Lender, in each case with respect to facts and circumstances occurring before the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 11.4. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by a Borrower or a new Advance to a Borrower.

11.3           Register

                   The Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, absent manifest error, and the Borrowers, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

11.4           Participations

            (a)        Any Lender may at any time without the consent of, or notice to, the Borrowers or the Agent, sell participations to any Eligible Assignee (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Advances owing to it). However, (i) the Lender's obligations under this Agreement shall remain unchanged, (ii) the Lender shall remain solely responsible to the other parties hereto for the performance of its obligations and (iii) the Borrowers, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by a Borrower or a new Advance to a Borrower.

            (b)        Subject to the immediately following paragraph, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 13.9 and 13.10 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 11.2. To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of Section 9.10 as though it were a Lender, provided such Participant agrees to be subject to Section 10.6 as though it were a Lender.

            (c)        A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 13.9.

11.5           Certain Pledges

                   Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

ARTICLE 12
SUCCESSOR COMPANIES AND
ADDITIONAL GUARANTORS

12.1           Certain Requirements in Respect of Merger, Etc.

                   The Obligors shall not, and shall not permit any other Restricted Party to, enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of any such amalgamation, of the continuing company resulting therefrom, or whereby the obligation of the Borrowers or any other Obligor to pay amounts under this Agreement or any other Loan Document would become subject to novation or assumed or undertaken by any other such Person or continuing company, provided that it may do so and such Person or continuing company (the "Successor Corporation") shall become a party to this Agreement and/or a Guarantee, as the case may be, and the other Loan Documents, if:

(a)	the Successor Corporation is a Guarantor, the Successor Corporation is a Subsidiary of Hudbay;

(b)	either of the predecessors of the Successor Corporation was one of the Borrowers, the Successor Corporation is a Borrower;

(c)	either of the predecessors of the Successor Corporation was a Material Subsidiary which provided a Guarantee, the Successor Corporation is a Guarantor or one of the Borrowers;

(d)	either of the predecessors of the Successor Corporation was a Restricted Party, the Successor Corporation is a Restricted Party;

(e)

the Successor Corporation shall execute and/or deliver to the Agent an agreement supplemental hereto in form reasonably satisfactory to the Agent and execute and/or deliver such other instruments, if any, which to the reasonable satisfaction of the Agent and in the opinion of counsel to the Borrowers addressed to the Agent and the Lenders are necessary to evidence (i) the assumption by the Successor Corporation of liability under each Loan Document to which it is a party for the due and punctual payment of all money payable by any of the Obligors, as the case may be, thereunder, and (ii) the covenant of the Successor Corporation to pay the same and (iii) the agreement of the Successor Corporation to observe and perform all the covenants and obligations of such Obligor, as the case may be, under each Loan Document and to be bound by all the terms of each Loan Document so far as they relate to such Obligor, which instruments, if any, shall be in form reasonably satisfactory to the Agent; provided there shall be no obligation to deliver such instruments if the Successor Corporation is not an Obligor;

(f)

such transaction shall, to the reasonable satisfaction of the Agent and the Required Lenders be upon such terms as to preserve and not to impair any of the rights and powers of the Agent, the Lenders and each of them;

(g)	all Other Taxes payable as a result of such transaction have been paid by such Successor Corporation;

(h)	such transaction will not result in any claim for increased costs pursuant to Section 13.10 or result in any Tax being levied on or payable by the Agent or any Lender (except for Excluded Taxes);

(i)	such transaction will not cause, or have the result of the Agent, the Lenders or any of them being in default under, non-compliance with, or violation of, any Applicable Law;

(j)

if the Successor Corporation is an Obligor, an opinion of counsel to the Successor Corporation substantially in the form and as to matters addressed in the opinion of counsel delivered pursuant to Section 5.1(d) shall have been delivered to the Agent;

(k)	if the predecessors of the Successor Corporations are not all Obligors, each of the covenants set forth in Section 8.1 shall be satisfied on an actual and pro forma basis;

(l)

the creditworthiness of the Successor Corporation (as determined by the Required Lenders) shall not be less than the creditworthiness of the relevant Restricted Party immediately prior to giving effect to such transaction;

(m)

the Successor Corporation does not carry on any business other than the exploration, the development, construction and operation of mining properties and any operation relating to mining, and the distribution, processing, hedging (to the extent not prohibited by Section 8.5(d)), trading, exchange and sale of any products produced from or in connection with such mining properties;

(n)	such transactions will not, in the opinion of the Agent acting reasonably, have a Material Adverse Effect; and

(o)	no Default or Event of Default shall have occurred and be continuing or will occur as a result of such transaction.

12.2           Vesting of Powers in Successor

                   Except in the case of an amalgamation or other transaction pursuant to which the Successor Corporation is liable for all of the obligations of the Borrower or the Guarantor, as the case may be, by operation of law, whenever the conditions of Section 12.1 above have been duly observed and performed, the Agent and each of the Lenders shall execute and deliver the supplemental agreement provided for in Section 12.1(e) and thereupon the Successor Corporation shall possess and from time to time may exercise each and every right and power of an Obligor, as applicable, under this Agreement and the Loan Documents in its own name or in the name of one of the Borrowers or the Guarantors, as the case may be, or otherwise and any act or proceeding by any provision of this Agreement required to be done and performed with like force and effect by the like directors or officers of the Successor Corporation.

ARTICLE 13
MISCELLANEOUS PROVISIONS

13.1           Confirmation of Security

                   Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(a)

remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

            (b)        is enforceable against it by the Agent in accordance with its terms.

13.2           Severability, Etc.

                   If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances.

13.3           Amendment, Supplement or Waiver

                   No amendment, supplement or waiver of any provision of any Loan Document, nor any consent to any departure by an Obligor therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of the Lenders or the Required Lenders, as the case may be, and then that waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. In addition, any amendment or supplement shall require the written consent of the other parties to the Loan Document in question. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Default or breach by an Obligor of any provision of any Loan Document or the rights resulting therefrom.

13.4           Governing Law

            (a)        Each of the Loan Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario. Each Obligor irrevocably and unconditionally submits, for itself and its Property, to the non-exclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any of those courts, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its Property in the courts of any jurisdiction. Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in court any of the Province of Ontario. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

            (b)        Each Obligor other than Hudbay hereby nominates, constitutes and appoints Hudbay as its agent for service, to act as such and as such to sue and be sued, plead and be impleaded in any court in Ontario, and generally on its behalf to accept service of process and to receive all notices and to do all acts and to execute all deeds and other instruments relating to proceedings in any court in Ontario. This appointment shall be irrevocable without the prior consent of the Required Lenders upon the appointment of a substitute agent acceptable to the Required Lenders acting reasonably and, until that time, service of process or of papers and notices relating to proceedings in any court in Ontario upon Hudbay shall be sufficient service on all Obligors.

13.5           Conflicts

                   In the event of any conflict or inconsistency between the terms of this Agreement and any other Loan Document, the applicable terms of this Agreement shall govern.

13.6           Judgment Currency

                   To the extent permitted by Applicable Law, if any judgment or order is rendered and expressed in a currency other than the currency (the "Agreement Currency") in which amounts are payable under the Credit (i) for the payment of any amount owing by the Borrowers in respect of the Credit or this Agreement, or (ii) in respect of a judgment or order of another court for the payment of any amount described in (i) above, the Agent and the Lenders, after recovery in full of the aggregate amount to which the Agent and the Lenders are entitled pursuant to the judgment or order, will be entitled to receive immediately from the Borrowers the amount of any shortfall in the Agreement Currency received by the Agent or the Lenders as a consequence of sums paid in such other currency and will refund promptly to the Borrowers any excess of the Agreement Currency received by the Lender as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Agreement Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which the Agent or the Lenders are able, acting in a reasonable manner and in good faith in converting the currency received into the Agreement Currency, to purchase the Agreement Currency with the amount of the currency of the judgment or order actually received by the Lender. The term "rate of exchange" includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Agreement Currency. Any amount due from the Borrowers under the provisions of this Section 13.6 shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of the Credit or this Agreement.

13.7           Liability of Lenders

                   The liability of the Lenders in respect of all matters relating to this Agreement and the other Loan Documents is several and not joint or joint and several. Without limiting that statement, the obligations of the Lenders to make Advances is limited to their respective Applicable Percentages of any Advance that is requested, and, in the aggregate, to their respective Applicable Percentages of the total amounts of the Credit.

13.8           Expenses and Indemnity

            (a)        The Borrowers shall pay (i) all reasonable out-of-pocket expenses incurred by the Agent, its Affiliates and the Lenders, including the fees, charges and disbursements of counsel for the Agent, in connection with the syndication of the Credit, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby are consummated), (ii) without duplication, all out-of-pocket expenses incurred by any Issuing Bank in connection with the issuance, amendment, renewal or extension of any L/C or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by the Agent or any Lender, including the fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Advances made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Advances.

            (b)        The Borrowers shall jointly and severally indemnify the Agent (and any sub-agent thereof), each Lender and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, Claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel or expert consultation for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Restricted Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Advance or the use or proposed use of the proceeds therefrom (including any refusal by an Issuing Bank to honour a demand for payment under an L/C if the documents presented in connection with such demand do not strictly comply with the terms of such L/C), (iii) any actual or alleged presence or release, spill, leakage, emission, deposit, discharge, leaching, migration or disposition of any Hazardous Materials in, on, under or from any real property as defined in or regulated by any Applicable Law or Governmental Authority from time to time on or from any Property owned or operated by any Hudbay Group Member, or any remedial, rehabilitation or other restoration action taken by the Agent or Lender with respect thereto or any actual or alleged breach of Applicable Law with respect to environmental or natural resource matters or human health that is related in any way to any Restricted Party (including without limitation all Environmental Laws), or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by a Restricted Party and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, penalties, fines, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by either of the Borrowers or any other Restricted Party against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if the Restricted Party has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 13.8(a), 13.9 and 13.10.

            (c)        All amounts due under this Section 13.8 shall be payable promptly after demand therefor. A certificate of the Agent or a Lender setting forth the amount or amounts owing to the Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrowers shall be conclusive absent manifest error.

13.9           Taxes

            (a)        If any Obligor, the Agent, or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then (i) the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Obligor shall make any such deductions required to be made by it under Applicable Law and (iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

            (b)        Without limiting the provisions of the immediately preceding paragraph, the Borrowers shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

            (c)        The Borrowers shall jointly and severally indemnify the Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrowers by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be prima facie evidence of the amount.

            (d)        As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

            (e)        Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of Canada, or any treaty to which Canada is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of Hudbay or the Agent, deliver to the Borrowers (with a copy to the Agent), at the time or times reasonably requested by Hudbay or the Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding.

            (f)        If the Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrowers or with respect to which an Obligor has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the relevant Borrower or the Obligor, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by such Borrower or Obligor under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). Each Borrower or Obligor, as applicable, upon the request of the Agent or such Lender, agrees to repay the amount paid over to such Borrower or Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

13.10         Increased Costs, Etc.

            (a)        If any Change in Law shall:

(i)

impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)

subject any Lender to any Tax of any kind whatsoever with respect to this Agreement or any Advance made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 13.9 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(iii)	impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Advances made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Advance (or of maintaining its obligation to make any such Advance), or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrowers will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

            (b)        If any Lender determines that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender's holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Advances made by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrowers will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

            (c)        A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrowers shall be conclusive absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

            (d)        Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's right to demand such compensation, except that the Borrowers shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months before the date that such Lender notifies the Borrowers of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

13.11         Mitigation Obligations; Replacement of Lenders

            (a)        If any Lender requests compensation under Section 13.10, or requires the Borrowers to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 13.9, then such Lender shall use reasonable commercial efforts to designate a different lending office for funding or booking its Advances hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 13.9 or 13.10, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrowers hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment unless the Borrowers have repaid or replaced the Lender in accordance with Section 13.11(b) .

            (b)        If any Lender requests compensation under Section 13.10, if the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 13.9, if any Lender's obligations are suspended pursuant to Section 13.14 or if any Lender defaults in its obligation to fund Advances hereunder, then the Borrowers may, at their sole expense and effort, upon 10 days' notice to such Lender and the Agent, either (i) repay all Obligations to the Lender and reduce the amount of the Credit by an amount equal to the Lender's Commitment, or (ii) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 11.2), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i)	in the case of an assignment, the Borrowers pay the Agent the assignment fee specified in Section 11.2(a)(vii);

(ii)

the Lender receives payment of an amount equal to the outstanding principal of its Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from any assignee and/or the Borrower;

(iii)

in the case of any assignment resulting from a claim for compensation under Section 13.10 or payments required to be made pursuant to Section 13.9, such assignment will result in a reduction in such compensation or payments thereafter; and

(iv)	any assignment does not conflict with Applicable Law.

            (c)        A Lender shall not be required to make any such assignment or delegation or accept repayment if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation or repayment cease to apply.

13.12         FATCA

            (a)        If the Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation requires it, each Lender shall supply to the Agent:

(i)	a withholding certificate on Form W-8, Form W-9 or any other relevant form; or

(ii)	any withholding statement or other document, authorization or waiver as the Agent may require to certify or establish the status of such Lender under FATCA or that other law or regulation;

unless it is unlawful for the Lender to do so.

            (b)        The Agent shall provide any withholding certificate, withholding statement, document, authorization or waiver it receives from a Lender pursuant to paragraph (a) above to the Borrower.

            (c)        If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Agent by a Lender pursuant to paragraph (a) above is or becomes materially inaccurate or incomplete, that Lender shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the Agent unless it is unlawful for the Lender to do so (in which case the Lender shall promptly notify the Agent). The Agent shall provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the Borrower.

            (d)        The Agent may rely on any withholding certificate, withholding statement, document, authorization or waiver it receives from a Lender pursuant to paragraph (a) or (c) above without further verification. The Agent shall not be liable for any action taken by it under or in connection with this Section 13.12.

13.13         Anti-Money Laundering Legislation

            (a)        The Obligors acknowledge that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" Laws (collectively, including any guidelines or orders thereunder, "AML Legislation"), the Lenders and the Agent may be required to obtain, verify and record information regarding the Hudbay Group, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Hudbay Group, and the transactions contemplated hereby. The Obligors shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

            (b)        If the Agent has ascertained the identity of any Hudbay Group Member or any authorized signatories of a Hudbay Group Member for the purposes of applicable AML Legislation, then the Agent:

(i)

shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a "written agreement" in such regard between each Lender and the Agent within the meaning of applicable AML Legislation; and

(ii)	shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of any Hudbay Group Member or any authorized signatories of the Obligors on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so.

13.14         Illegality

     If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make or maintain any Advance (or to maintain its obligation to make any Advance), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrowers through the Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Agent and the Borrowers that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrowers shall, upon demand from such Lender (with a copy to the Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Advances, or take any necessary steps with respect to any L/C in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

13.15         Notices

            (a)        Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 13.15(c)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified beside the respective signatures of the parties to this Agreement or on any Assignment and Assumption or, if to an Obligor other than the Borrowers, in care of Hudbay.

            (b)        Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a Banking Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Banking Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 13.15(c), shall be effective as provided in that Section.

            (c)        Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent in writing, except that the foregoing shall not apply to notices to any Lender of Advances to be made if the Lender has notified the Agent that it is incapable of receiving notices relating to Advances by electronic communication. The Agent or the Borrowers may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it in writing, but approval of such procedures may be limited to particular notices or communications.

            (d)        Unless the Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), except that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Banking Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

            (e)        Any party to this Agreement may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

13.16         Time of the Essence

                   Time is of the essence of this Agreement.

13.17         Term of Agreement

                   Except as otherwise provided herein, this Agreement shall remain in full force and effect until the indefeasible payment and performance in full in cash of all of the Obligations. The obligations of the Obligors in Sections 13.8, 13.9 and 13.10 and of the Lenders in Section 10.9(c) shall continue for the benefit of those to whom the obligations are owed notwithstanding the termination of this Agreement or the termination of any particular Person's role as Obligor, Agent or Lender.

13.18         Counterparts and Facsimile

            (a)        This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Except as provided in Article 5, this Agreement and the amendment and restatement of the Original Credit Agreement contemplated hereby shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

            (b)        The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

13.19         Waiver of Jury Trial, Consequential Damages, Etc.

            (a)        Each party hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or any other Loan Document or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory).

            (b)        To the fullest extent permitted by Applicable Law, the Restricted Parties shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Advance or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

            (c)        The Borrowers acknowledge and agree that none of the Agent or the Lenders shall have any liability to them in relation to any due diligence investigations conducted by any of them in connection with the transactions contemplated hereby or be under any obligation whatsoever to disclose to them any information received or facts disclosed by any such investigations. The Borrowers further acknowledge and agree that they are not relying, will not rely, and will not be deemed, in any respect whatsoever, to have relied upon the facts received by and information disclosed to any of the Agent or the Lenders under or in connection with such due diligence investigations.

            (d)        Each party hereto (a) certifies that no representative, agent or attorney of any other Person has represented, expressly or otherwise, that such other Person would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the other Loan Documents by, among other things, the mutual waivers and certifications in this Section.

13.20         Treatment of Certain Information: Confidentiality

            (a)        Each of the Agent and the Lenders agrees to maintain the confidentiality of Information, except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates' respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority or Governmental Authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, Derivative, credit-linked note or similar transaction relating to the Borrowers and the Obligations, (g) with the consent of the Borrowers or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Agent or any Lender on a non- confidential basis from a source other than a Restricted Party.

            (b)        For purposes of this Section, "Information" means all information received in connection with this Agreement from any Restricted Party relating to any Restricted Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non-confidential basis. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such Person normally makes available in the course of its business of assigning identification numbers.

            (c)        In addition, and notwithstanding anything herein to the contrary, the Agent may provide the information described on Schedule 13.20(c) concerning the Borrowers and the Credit to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

13.21        Entire Agreement

                   This Agreement and the other Loan Documents constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral. Except as specifically specified in this Agreement or any other Loan Document, there are no representations, warranties, conditions or other agreements or acknowledgments, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or the agreements referred to herein, or which induced any Party to enter into this Agreement or the agreements referred to herein or on which reliance is placed by any Party.

[Signature pages follow]

                   IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

Address for Notice

25 York Street	HUDBAY MINERALS INC.
Toronto, Ontario
M5J 2V5

Attention: Chief Financial Officer	By: “Patrick Donnelly”
Telephone: 416.362.4759
and	Name: Patrick Donnelly
Attention: Vice President and General	Title: Vice President and General Counsel
Counsel
Telephone: 416.362.2576
By: “Jon Douglas”
Name: Jon Douglas
Title: Vice President and Treasurer

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice
25 York Street	HUDSON BAY MINING AND SMELTING
Toronto, Ontario	CO., LIMITED
M5J 2V5

Attention: Senior Vice-President Finance
Telephone: 416.362.4759
and
Attention: Vice President and General	By: “Patrick Donnelly”
Counsel
Telephone: 416.362.2576	Name: Patrick Donnelly
Title: Vice President, General Counsel and
Corporate Secretary

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	HUDBAY MARKETING & SALES INC.
Toronto, Ontario
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and	By: “Patrick Donnelly”
Attention: Vice President and General
Counsel	Name: Patrick Donnelly
Telephone: 416.362.2576	Title: Vice President and General Counsel

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	HUDSON BAY EXPLORATION AND
Toronto, Ontario	DEVELOPMENT COMPANY LIMITED
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and
Attention: Vice President and General	By: “Patrick Donnelly”
Counsel
Telephone: 416.362.2576	Name: Patrick Donnelly
Title: Vice President, General Counsel and
Corporate Secretary

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	HUDBAY PERU INC.
Toronto, Ontario
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759	By: “Patrick Donnelly”
and
Attention: Vice President and General	Name: Patrick Donnelly
Counsel	Title: Secretary
Telephone: 416.362.2576

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	HUDBAY PERU S.A.C.
Toronto, Ontario
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and	By: “Eric Caba”
Attention: Vice President and General
Counsel	Name: Eric Caba
Telephone: 416.362.2576	Title: General Manager

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	HUDBAY (BVI) INC.
Toronto, Ontario
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and	By: “Eric Caba”
Attention: Vice President and General
Counsel	Name: Eric Caba
Telephone: 416.362.2576	Title: President

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	6502873 CANADA INC.
Toronto, Ontario
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and	By: “Patrick Donnelly”
Attention: Vice President and General
Counsel	Name: Patrick Donnelly
Telephone: 416.362.2576	Title: Director, Vice Presidnet, General
Counel and Corporate Secretary

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	8988277 CANADA INC.
Toronto, Ontario
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and	By: “Patrick Donnelly”
Attention: Vice President and General
Counsel	Name: Patrick Donnelly
Title: Vice President and General Counsel
Telephone: 416.362.2576

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	HUDBAY ARIZONA CORPORATION
Toronto, Ontario
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and	By: “Patrick Donnelly”
Attention: Vice President and General
Counsel	Name: Patrick Donnelly
Telephone: 416.362.2576	Title: Vice President, General Counsel and
Corporate Secretary

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	COBRE VERDE DE MEXICO, S.A. DE
Toronto, Ontario	C.V.
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and
Attention: Vice President and General	By: “Alan T. Hair”
Counsel
Telephone: 416.362.2576	Name: Alan T. Hair
Title: President, Chief Operating Officer and
Treasurer

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	HUDBAY ARIZONA (CANADA)
Toronto, Ontario	CORPORATION
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and
Attention: Vice President and General	By: “Patrick Donnelly”
Counsel
Telephone: 416.362.2576	Name: Patrick Donnelly
Title: Vice President, General Counsel and
Corporate Secretary

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	HUDBAY ARIZONA (BARBADOS) SRL
Toronto, Ontario
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and	By: “Eric Caba”
Attention: Vice President and General
Counsel	Name: Eric Caba
Telephone: 416.362.2576	Title: President

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	HUDBAY ARIZONA (US) CORPORATION
Toronto, Ontario
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and	By: “Eric Caba”
Attention: Vice President and General
Counsel	Name: Eric Caba
Telephone: 416.362.2576	Title: Director

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	HUDBAY ARIZONA (US) HOLDING
Toronto, Ontario	CORPORATION
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and
Attention: Vice President and General	By: “Eric Caba”
Counsel
Telephone: 416.362.2576	Name: Eric Caba
Title: Director

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	COBRE VERDE DEVELOPMENT
Toronto, Ontario	CORPORATION
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and
Attention: Vice President and General	By: “Eric Caba”
Counsel
Telephone: 416.362.2576	Name: Eric Caba
Title: Director

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	ROSEMONT COPPER COMPANY
Toronto, Ontario
M5J 2V5

Attention: Chief Financial Officer
Telephone: 416.362.4759
and	By: “Eric Caba”
Attention: Vice President and General
Counsel	Name: Eric Caba
Telephone: 416.362.2576	Title: Director

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	SAN RITA PROPERTIES, LLC, an
Toronto, Ontario	Arizona Limited Liability Company by
M5J 2V5	ROSEMONT COPPER COMPANY, an
Arizona Corporation, Member

Attention: Chief Financial Officer
Telephone: 416.362.4759
and
Attention: Vice President and General
Counsel
Telephone: 416.362.2576	By: “Eric Caba”

Name: Eric Caba
Title: Director

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	SAN RITA SOUTH, LLC, an Arizona
Toronto, Ontario	Limited Liability Company by
M5J 2V5	ROSEMONT COPPER COMPANY, an
Arizona Corporation, Member

Attention: Chief Financial Officer
Telephone: 416.362.4759
and
Attention: Vice President and General
Counsel
Telephone: 416.362.2576	By: “Eric Caba”

Name: Eric Caba
Title: Director

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	DAWSON PROPERTIES, LLC, an Arizona
Toronto, Ontario	Limited Liability Company by
M5J 2V5	ROSEMONT COPPER COMPANY, an
Arizona Corporation, Member

Attention: Chief Financial Officer
Telephone: 416.362.4759
and
Attention: Vice President and General
Counsel
Telephone: 416.362.2576	By: “Eric Caba”

Name: Eric Caba
Title: Director

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

25 York Street	WILMOT JUNCTION, LLC, an Arizona
Toronto, Ontario	Limited Liability Company by
M5J 2V5	ROSEMONT COPPER COMPANY, an
Arizona Corporation, Member

Attention: Chief Financial Officer
Telephone: 416.362.4759
and
Attention: Vice President and General
Counsel	By: “Eric Caba”
Telephone: 416.362.2576
Name: Eric Caba
Title: Director

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

The Bank of Nova Scotia	THE BANK OF NOVA SCOTIA, as Agent
Global Banking and Markets - Loan
Syndications
40 King Street West, 55th Floor
Toronto, Ontario M5H 1H1	By: “Clement Yu”
Name: Clement Yu
Attention: Alastair Borthwick	Title: Director
Managing Director
Telephone: 416.866.3547
Email: Agency.services@scotiabank.com	By: “Ryan Moonilal”
Name: Ryan Moonilal

with a copy to:	Title: Analyst

Attention: Ray Clarke
Managing Director
Telephone: 416.866.3404

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

Canadian Imperial Bank of Commerce	CANADIAN IMPERIAL BANK OF
Global Mining	COMMERCE, as Lender
161 Bay Street, 8th Floor
Toronto, Ontario
M5J 2S8
By: “Peter Rawlins”
Attention: Peter Rawlins,	Name: Peter Rawlins
Executive Director	Title: Executive Director
Telephone: 416.594.7137

By: “Kazim Mehdi”
Name: Kazim Mehdi
Title: Director

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

The Bank of Nova Scotia	THE BANK OF NOVA SCOTIA, as Lender
Global Banking and Markets - Loan
Syndications
40 King Street West, 55th Floor
Toronto, Ontario M5H 1H1	By: “Ray Clarke”
Name: Ray Clarke
Attention: Alastair Borthwick	Title: Managing Director
Managing Director
Telephone: 416.866.3547
Email: Agency.services@scotiabank.com	By: “Stephen MacNeil”
Name: Stephen MacNeil

with a copy to:	Title: Associate Director

Attention: Ray Clarke
Managing Director
Telephone: 416.866.3404

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

1325 Avenue of the Americas, 11th Floor	ING CAPITAL LLC
New York, New York
10019

Attention: Remko van de Water	By: “Remko van de Water”
Director, Head of Metals and	Name: Remko van de Water
Mining Americas	Title: Director
Telephone: 646.424.6248

By: “Anne van Riel”
Name: Anne van Riel
Title: Director

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

Bank of Montreal	BANK OF MONTREAL
100 King St. West
4th Floor
Toronto, Ontario
M5X 1H3	By: “Robert H. Wright”
Name: Robert H. Wright
Attention: Robert Wright	Title: Director
Director
Telephone: 416.359.6890
By:
Name:
Title:

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

Royal Bank of Canada	ROYAL BANK OF CANADA
4th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario	By: “Stam Fountoulakis”
M5J 2W7	Name: Stam Fountoulakis
Title: Authorized Signatory
Attention: Stam Fountoulakis
Managing Director
Telephone: 416.842.3791	By:
Name:
Title:

Signature Page to
Third Amended & Restated Credit Agreement

Address for Notice

The Toronto-Dominion Bank	THE TORONTO-DOMINION BANK
TD Tower, 9th Floor
66 Wellington Street
Toronto, Ontario
M5K 1A2	By: “Matthew Hendel”
Name: Matthew Hendel
Attention: Liza Straker	Title: Managing Director
Director
Telephone: 416.982.5447
By: “Liza Straker”
Name: Liza Straker
Title: Director

Signature Page to
Third Amended & Restated Credit Agreement

SCHEDULE A

LENDERS' APPLICABLE PERCENTAGES

The Bank of Nova Scotia	20% (original Commitment $60,000,000)

Canadian Imperial Bank of Commerce	20% (original Commitment $60,000,000)

ING Capital LLC	20% (original Commitment $60,000,000)

Bank of Montreal	131/3% (original Commitment $40,000,000)

Royal Bank of Canada	131/3% (original Commitment $40,000,000)

The Toronto-Dominion Bank	131/3% (original Commitment $40,000,000)

SCHEDULE B

FORM OF ASSIGNMENT AND ASSUMPTION

            This Assignment and Assumption (the "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the "Assignor") and [Insert name of Assignee] (the "Assignee"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

            For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Agent as contemplated below (i) all of the Assignor's rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the Credit identified below (including without limitation any Letters of Credit included in the Credit) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the "Assigned Interest"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

(1)	Assignor:

(2)	Assignee:

(3)	Borrowers:	Hudbay Minerals Inc.
Hudson Bay Mining and Smelting Co., Limited

(4)	Agent:	The Bank of Nova Scotia, as the Agent under the Credit Agreement

(5)

Credit Agreement: The US $300,000,000 Third Amended and Restated Credit Agreement effective as of March 30, 2016 between HudBay Minerals Inc., Hudson Bay Mining and Smelting Co., Limited and others as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time

(6)	Assigned Interest:

Aggregate Amount of Commitments / Advances for all Lenders[1]	Amount of Commitment / Advances Assigned[1]	Percentage Assigned of Commitment / Advances[2]
$	$	%
$	$	%
$	$	%

(7)	[Trade Date: ]

____________________________________

1	Amount to be adjusted by the counterparties to take into account any reductions made between the Trade Date and the Effective Date.

2	Set forth, to at least 9 decimals, as a percentage of the Commitments / Advances of all Lenders thereunder.

Effective Date       : , 20 ___ [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.] The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By: ___________________________________________

Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By:

Title:

[Consented to and][3] Accepted:

THE BANK OF NOVA SCOTIA, as Agent

By

Title:

[Consented to:][4]

[NAME OF RELEVANT PARTY] By

[TITLE]

____________________________________

[3]	To be added only if the consent of the Agent is required by Section 11.2 of the Credit Agreement.

[4]	To be added for each relevant party only if the consent of the Borrower and/or the Issuing Banks is required by Section 11.2, of the Credit Agreement

ANNEX 1 to Assignment and Assumption

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.        Representations and Warranties.

1.1      Assignor. The Assignor: (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any Lien and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrowers, any of their Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrowers, any of their Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2      Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iii) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 8.3(a) thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Agent or any other Lender, and (iv) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to Section 13.9(e) of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.        Payments. From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3.        General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

SCHEDULE C

COMPLIANCE CERTIFICATE

TO:	THE LENDERS (as defined in the Credit Agreement referred to below)

AND TO:	THE BANK OF NOVA SCOTIA, as Agent

The Bank of Nova Scotia
Global Banking and Markets - Loan Syndications
40 King Street West, 55th Floor
Toronto, Ontario M5H 1H1

Attention:	Alastair Borthwick
Managing Director
Telephone:	416.866.3547
Email:	Agency.services@scotiabank.com

            We refer to Section 8.3(a)(iv) of the Third Amended and Restated Credit Agreement effective as of March 30, 2016 between HudBay Minerals Inc., Hudson Bay Mining and Smelting Co., Limited and others as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement. This Compliance Certificate relates to Hudbay's fiscal [quarter/year] ended • (the "[Quarter/Year] End").

1.	Each of the Borrowers hereby certify that:

(a)

the representations and warranties made in Section 7.1 of the Credit Agreement and each of the other Loan Documents, other than those expressly stated to be made as of a specific date, were true and correct on the [Quarter/Year] End and are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the [Quarter/Year] End and date hereof;

	(b)	no Default or Event of Default had occurred and was continuing as of the [Quarter/Year] End; and

	(c)	no Default or Event of Default has occurred and is continuing on the date hereof [or as the case may be].

2.	Each of the Borrowers hereby certifies that, as of the [Quarter/Year] End:

(a)	the Tangible Net Worth was $• and the minimum required Tangible Net Worth was $•;

(b)	the Senior Secured Debt to EBITDA Ratio was •:•;

(c)	the Interest Coverage Ratio was •:•;

3.	Appendix A attached sets out the calculations referred to in item 2 above.[1]

4.

Appendix B attached sets out a complete, detailed and accurate list of all Equity Interests or other securities owned or held by any Hudbay Group Member in any Person who is not a Subsidiary of such Hudbay Group Member as at the as at [Quarterly/Year] End.

DATED _________________, 20___.

HUDBAY MINERALS INC.

By ______________________________________________
Name:
Title:

______________________________________________
Name:
Title:

HUDSON BAY MINING AND SMELTING CO., LIMITED

By ______________________________________________
Name:
Title:

______________________________________________
Name:
Title:

______________________________________________

1	For the periods ending December 31, 2015 and March 31, 2016 the Compliance Certificate shall set out the EBITDA for HB Peru SAC as a separate line item.

SCHEDULE 2.6

FORM OF ACCORDION AGREEMENT

            Reference is made to the Third Amended and Restated Credit Agreement effective as of March 30, 2016 between HudBay Minerals Inc., Hudson Bay Mining and Smelting Co., Limited and others as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

            Pursuant to Section 2.6 of the Credit Agreement, the Borrower wishes to designate the Accordion Lender (as defined below) as a Lender under the Credit Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Obligors, the Agent (for and on behalf of itself and the Lenders as of the date hereof), the Issuing Banks and • (the "Accordion Lender"), hereby agree as follows:

1.

The Credit Agreement shall, henceforth from the date of the execution and delivery of this Accordion Agreement, but subject always to Sections 2.6(a)(i) and 2.6(a)(ii) of the Credit Agreement, be read and construed as if the Accordion Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Commitment set out in paragraph 2 below. Accordingly, all references in any Loan Documents to (a) any "Lender" shall be treated as including a reference to the Accordion Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Accordion Agreement to the intent that this Accordion Agreement and the Credit Agreement shall be read and construed together as one single agreement.

2.	The Commitment with respect to the Accordion Lender shall be US$• and Schedule A of the Credit Agreement shall be deemed to be amended accordingly.

3.	The Accordion Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

4.

The Accordion Lender irrevocably authorizes and directs the Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Accordion Lender each Loan Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Loan Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Loan Document.

5.

This Accordion Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered (which may be done by facsimile or electronic transmission) shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.

6.	This Accordion Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Accordion Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the
______ day of ________________, ____.

THE BANK OF NOVA SCOTIA,	•,
as Administrative Agent, for and on behalf of	as Accordion Lender
itself and the Lenders

by ______________________________________________	by ______________________________________________
Name: •	Name: •
Title: •	Title: •

______________________________________________	______________________________________________
Name: •	Name: •
Title: •	Title: •

THE BANK OF NOVA SCOTIA,	CANADIAN IMPERIAL BANK OF
as Issuing Bank	COMMERCE, as Issuing Bank

by ______________________________________________	by ______________________________________________
Name: •	Name: •
Title: •	Title: •

______________________________________________
Name: •	Name: •
Title: •	Title: •

HUDBAY MINERALS INC.	HUDSON BAY MINING AND
SMELTING CO., LIMITED

by ______________________________________________	by ______________________________________________
Name: •	Name: •
Title: •	Title: •

Name: •
Title: •

HUDBAY MARKETING & SALES	HUDSON BAY EXPLORATION AND
INC.	DEVELOPMENT COMPANY
LIMITED

by ______________________________________________	by ______________________________________________
Name: •	Name: •
Title: •	Title: •

SCHEDULE 3.1(b)

AGREEMENT OF NEW OBLIGOR
SUPPLEMENT TO CREDIT AGREEMENT

                       THIS AGREEMENT supplements the Third Amended and Restated Credit Agreement effective as of March 30, 2016 between HudBay Minerals Inc., Hudson Bay Mining and Smelting Co., Limited and others as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement").

RECITALS

A.          Capitalized terms used and not defined in this Agreement have the meanings defined in the Credit Agreement.

B.          The Credit Agreement contemplates that further Subsidiaries of the Borrowers shall become Obligors in certain circumstances.

C.          • (the "New Subsidiary") is required by the Credit Agreement to become an Obligor.

D.          Documents required by Section 3.1(b) of the Credit Agreement have been delivered by or in respect of the New Subsidiary.

                       THEREFORE, for value received, and intending to be legally bound by this Agreement, the parties agree as follows:

1.          The New Subsidiary hereby acknowledges and agrees to the terms of the Credit Agreement and agrees to be bound by all obligations of an Obligor under the Credit Agreement as if it had been an original signatory thereto. Without limiting the foregoing, the New Subsidiary certifies that all representations concerning Obligors in the Credit Agreement and each other Loan Document are true and correct with respect to the New Subsidiary as of the date of this Agreement.

2.          The Agent, on behalf of the Lenders, acknowledges that the New Subsidiary shall be an Obligor as of the date of this Agreement.

                         IN WITNESS OF WHICH, the undersigned have executed this Agreement as of •.

THE BANK OF NOVA SCOTIA, as Agent

By:
Name: Title:
[NEW SUBSIDIARY]
Name: Title:

SCHEDULE 6.5(a)

NOTICE OF ADVANCE, PAYMENT, ROLLOVER OR CONVERSION

TO:	THE BANK OF NOVA SCOTIA
Wholesale Banking Operations
Loan Operations
720 King Street West, 2nd Floor
Toronto, Ontario M5V 2T3
Attention: Senior Manager
Fax No: 416.866.5991

with a copy to:

The Bank of Nova Scotia
Global Banking and Markets - Loan Syndications
40 King Street West, 55th Floor
Toronto, Ontario M5H 1H1
Attention: Managing Director
Telephone: 416.866.3547

                   We refer to Section 6.5(a) of the Third Amended and Restated Credit Agreement effective as of March 30, 2016 between HudBay Minerals Inc., Hudson Bay Mining and Smelting Co., Limited and others as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors, The Bank of Nova Scotia as Agent and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

Request for Advance

[Insert Name of Borrower] hereby irrevocably requests as follows:

(a)	the requested Advance represents the following [check one or more]:

[ ]	increase in Advances under the Credit
[ ]	rollover of existing Advances under the Credit
[ ]	conversion of existing Advances to another type of Advance

(b)	the Advance Date shall be __________________________

(c)	the Advance shall be in the form of [check one or more and complete details]:

[ ]	Prime Rate Advance
Amount: _____________________________________

[ ]	B/A Advance

Face Amount: ___________________________
Term:

[ ]	Base Rate Advance _____________________________________
Amount: _____________________________________

[ ]	LIBOR Advance
Amount: _____________________________________

End of LIBOR Period:

[ ] L/C
[ ] Financial L/C
[ ] Performance L/C

Issuing Bank: _______________________________
Nominal Amount:
Expiry Date:

[Note: attach proposed form or details]

(d)	the proceeds of the Advance shall be deposited in [specify Designated Account]

The Borrowers hereby confirm as follows:

(a)

the representations and warranties made in Section 7.1 of the Credit Agreement and each of the other Loan Documents, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof;

(b)	no Default or Event of Default has occurred and is continuing on the date hereof or will result from the Advance(s) requested herein;

(c)

the Borrowers will immediately notify you if it becomes aware of the occurrence of any event which would mean that the statements in the immediately preceding clauses (a) and (b) would not be true if made on the Advance Date;

(d)	all other conditions precedents in Sections 5.1 and 5.2 of the Credit Agreement have been fulfilled.

Notice of Payment, Rollover or Conversion

[Insert Name of Borrower] hereby irrevocably notifies you of the following:

(a)	the payment, rollover or conversion represents the following [check one or more]:

[ ]	reduction in Advances under Credit
[ ]	rollover of existing Advances as the same type of Advance under Credit

[ ]	conversion of existing Advances to another type of Advance under Credit

(b)	the payment, rollover or conversion date shall be •

(c)	the Advance to be paid, rolled over or converted shall be in the form of [check one or more and complete details]:

[ ]	Prime Rate Advance
Amount: C$_______________________________

[ ]	B/A Advance
Amount: C$_______________________________
Maturity Date:

[ ]	Base Rate Advance
Amount: US$_______________________________

[ ]	LIBOR Advance
Amount: US$_______________________________

Start of current LIBOR Period:

DATED _________________, 20___.

HUDBAY MINERALS INC.

By _______________________________________
Name:
Title:

_______________________________________
Name:
Title:

HUDSON BAY MINING AND SMELTING CO., LIMITED

By _______________________________________
Name:
Title:

SCHEDULE 7.1(m)

ORGANIZATIONAL CHART

SCHEDULE 7.1(n)

RESTRICTED / UNRESTRICTED SUBSIDIARIES

Restricted Subsidiaries

1.	HudBay Metal Marketing Inc.
2.	Hudson Bay Mining and Smelting Co., Limited
3.	HudBay Marketing & Sales Inc.
4.	Hudson Bay Exploration and Development Company Limited
5.	6502873 Canada Inc.
6.	HudBay Chile SpA
7.	HudBay Peru Inc.
8.	HudBay Peru S.A.C.
9.	HudBay (BVI) Inc.
10.	HudBay Panama Inc.[6]
11.	HudBay America Inc.

Unrestricted Subsidiaries

1.	8988277 Canada Inc.
2.	HudBay Arizona Corporation
3.	HudBay Arizona (Canada) Corporation
4.	Cobre Verde de Mexico, SA de CV
5.	HudBay Arizona (US) Corporation
6.	HudBay Arizona (Barbados) SRL
7.	HudBay Arizona (US) Holding Corporation
8.	Cobre Verde Development Corporation
9.	Rosemont Copper Company
10.	JPAR LLC
11.	San Rita South, LLC
12.	San Rita Properties, LLC
13.	Dawson Properties, LLC
14.	Wilmot Junction, LLC

____________________________________

6	Hudbay Panama has no material assets and will be wound up in 2016.

SCHEDULE 7.1(p)

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE 7.1(t)

SCHEDULE 7.1(t)(iii)

LIST OF 777 TITLE PROPERTIES

MANITOBA
Within Area of Interest	Title No.	Note
Yes	1789274/3	HBMS Plant Area
Yes	1789274/3	HBMS Plant Area
Yes	1789274/3	HBMS Plant Area
Yes	1789910/3	Ross Lake Area
Yes	1789910/3	Ross Lake Area
Yes	1789910/3	Ross Lake Area
Yes	1790039/3/PCL1	MB /SK Boundary Area
Yes	1790039/3/PCL2	MB /SK Boundary Area
Yes	1790115/3
Yes	1823055/3	Dwelling. 1 Adams Street. Apartment Block
Yes	2050586/3/1	New Subdivision
Yes	2050586/3/2	New Subdivision
Yes	2282560/3	New since 2004
Yes	2614251/3	New since 2011; replaced Title No. 2559725/3
Yes	2614247/.3	Resulted from annexation of certain property to City of Flin Flon in August 2012

SASKATCHEWAN
Within Area of Interest	Title No.	Parcel No.	Land Description
Yes	112958185	145687944	Plan BC2024 Ext 6 As described on Certificate of Title 67PA14872, description 6
Yes	112958208	145687966	Plan BC2024 Ext 3 As described on Certificate of Title 67PA14871, description 3
Yes	112958220	145687988	Plan BC2024 Ext 4 As described on Certificate of Title 67PA14871, description 4
Yes	112958242	145688002	SE 12-67-30-1 Plan BC2024 Ext 5 As described on Certificate of Title 67PA14871, description 5
Yes	121830397	151051610	Blk/Par A-Plan 101832768 Ext 6 As described on Certificate of Title 61PA14413, description 6
Yes	125869360	135734250	Blk/Par B-Plan BP3815 Ext 0 As described on Certificate of Title 92PA20998(1)
Yes	126986574	153200089	Blk/Par A-Plan BQ53 Ext 4 As described on Certificate of Title 61PA14413
Yes	128384657	153892323	Blk/Par A-Plan 101832757 Ext 2 As described on Certificate of Title 92PA20998(1)
Yes	128384668	153892334	Blk/Par B-Plan 101832757 Ext 3 As described on Certificate of Title 92PA20998(1)
Yes	128412020	153239452	Blk/Par A-Plan BQ53 Ext 6 As shown on Plan 101782087

SASKATCHEWAN
Within Area of Interest	Title No.	Parcel No.	Land Description
Yes	128570980	153973165	Blk/Par C-Plan BQ5718 Ext 0 As described on Certificate of Title 92PA20963
Yes	129814768	153866975	Blk/Par A-Plan BQ53 Ext 2 As shown on Plan 101854403

LIST OF 777 SURFACE LEASES

PROVINCE	PROJECT NAME	HOLDER	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	0001-HBMS MANITOBA	HBMS	Misc Lease	MISC 66485 (formerly MISC 3486)	MISC LEASE 66485 (formerly MISC LEASE 3486)	Water Reservoir/777-Mine Site-FFN
Manitoba	0001-HBMS MANITOBA	HBED	Permit	DAN	DAN PERMIT	HBED. Associated with ML051
Manitoba	0001-HBMS MANITOBA	HBMS	Permit	GOLDEN POPPY	GOLDEN POPPY PERMIT	Associated with ML053
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	6SL	LA SALLE SURFACE LEASE	OIC 466
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M45SL	BED BUG	OIC 576
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M46SL	FLIN FLON FR	OIC M 90
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M47SL	B. NO. 47 FR	OIC M 87
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M48SL	B. NO. 46	OIC M 86
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M56SL	THE PAS 22	OIC 408
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M60SL	THE PAS 29	OIC 333
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M61SL	THE PAS 30	OIC 332
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M62SL	THE PAS 31	OIC 346
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M63SL	THE PAS 32	OIC 347
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M64SL	THE PAS 33	OIC 331
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M65SL	THE PAS 34	OIC 400
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M66SL	THE PAS 35	OIC 418
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M67SL	THE PAS 36	OIC 416
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M78SL	THE PAS 23	OIC 410
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M79SL	THE PAS 24	OIC 417
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M85SL	CRAIGGI FR	OIC 632
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M86SL	SCHENLEY FR	OIC 608
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Mineral Surface Lease	200026	MS 52 (Malachite)	Golf Course
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Mineral Surface Lease	200031	MS 80 (ROYAL CAZAZA)	Golf Course
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Sand and Gravel Surface Lease	500650		Lease with Saskatchewan Environment
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Sand and Gravel Surface Lease	500591		Lease with Saskatchewan Environment
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Sand and Gravel Surface Lease	500649		Lease with Saskatchewan Environment
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Transmission Line Lease	N217	Parcel K	Lease with Town of Creighton; part of Trout Lake line
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Surface Lease	NE-2; E-11; W-12	Tailings Lease	Lease with Town of Creighton dated April 1, 2006
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Surface Lease	formerly MSL 34-39	Tailings Lease	Lease with Town of Creighton dated May 1, 2009

LIST OF 777 MINING CLAIMS AND LEASES

777 / Callinan Deposit

Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date
HBMS	Claim	23139	EOLA	1.00	Sep 16, 2017
HBED	Claim	28390	HIGH FLYER	21.00	Apr 30, 2018
HBED	Claim	28391	FOX TROT	13.00	Apr 30, 2018
HBED	Claim	29171	OH DON'T	21.00	Aug 23, 2017
HBED	Claim	29524	VIRGINIA	2.00	May 28, 2017
HBED	Claim	34600	MARY E	2.00	Jun 29, 2017
HBMS	Mineral Lease	ML051	CALLINAN MIN LEASE	33.72	Apr 01, 2016
HBMS	Mineral Lease	ML052	CALLINAN MIN LEASE	46.78	Apr 01, 2016
HBMS	Mineral Lease	ML053	CALLINAN MIN LEASE	41.78	Apr 01, 2016
HBMS	Mineral Lease	ML054	CALLINAN MIN LEASE	18.31	Apr 01, 2016
HBMS	Mineral Lease	ML055	CALLINAN MIN LEASE	20.90	Apr 01, 2016
HBMS	OIC	330	FOX FR	0.01	Jan 25, 2017
HBMS	OIC	331	THE PAS 33	3.57	May 06, 2016
HBMS	OIC	332	THE PAS 30	20.89	May 06, 2016
HBMS	OIC	333	THE PAS 29	20.83	May 06, 2016
HBMS	OIC	346	THE PAS 31	20.86	May 06, 2016
HBMS	OIC	347	THE PAS 32	20.42	May 06, 2016
HBMS	OIC	361	GRIZZLY FR	0.13	May 09, 2016
HBMS	OIC	400	THE PAS 34	3.11	Dec 11, 2016
HBMS	OIC	416	THE PAS 36	0.41	Sep 11, 2016
HBMS	OIC	418	THE PAS 35	13.88	Sep 11, 2016
HBMS	OIC	466	LA SALLE	19.05	Nov 11, 2016
HBMS	OIC	467	FLIN SLAM	11.63	Nov 11, 2016
HBMS	OIC	576	BED BUG	17.87	Nov 30, 2016
HBMS	OIC	608	SCHENLEY FR	14.20	Feb 17, 2017
HBMS	OIC	611	HOLY SMOKE	17.52	Feb 10, 2017
HBMS	OIC	629	FOG	3.74	Feb 10, 2017
HBMS	OIC	630	FORT PITT	18.05	Feb 10, 2017
HBMS	OIC	632	CRAIGGI FR	3.15	Feb 17, 2017
HBMS	OIC	677	VENUS FR	6.92	Sep 21, 2016
HBMS	OIC	M 3	CATHERINE	16.71	Apr 23, 2016
HBMS	OIC	M 86	B NO. 46	10.43	Apr 25, 2016
HBMS	OIC	M 87	B N0. 47 Fr.	1.87	Apr 25, 2016
HBMS	OIC	M 88	B NO. 48	6.84	Apr 25, 2016
HBMS	OIC	M 90	FLIN FLON FR	9.79	Apr 25, 2016
HBMS	OIC	M 908	B NO. 49	1.17	Sep 26, 2016
HBMS	OIC	16	LAKEVIEW	16.49	Jan 31, 2017
HBMS	OIC	22	SUNSHINE FR	0.04	Feb 25, 2017
Total Manitoba		38 Claims		501.07
Holder	Disposition Type	Disposition No.	Legal Land Description	Hectares	Good Standing To
HBMS	Mineral Lease	ML 5518	PHANTOM LAKE AREA	2,928.00	Dec 7, 2035
HBMS	Mineral Lease	Q- 952	FLIN FLON LAKE AREA	20.00	Aug 7, 2035
HBMS	Mineral Lease	Q-1010	FLIN FLON LAKE AREA	20.00	Jul 17, 2035
HBMS	Mineral Lease	Q-1020	FLIN FLON LAKE AREA	20.00	Jul 16, 2035

Holder	Disposition Type	Disposition No.	Legal Land Description	Hectares	Good Standing To
HBMS	Mineral Lease	Q-1053	FLIN FLON LAKE AREA	16.00	Jul 16, 2035
HBMS	Mineral Lease	Q-1063	FLIN FLON LAKE AREA	21.00	Mar 23, 2035
HBMS	Mineral Lease	Q-1074	FLIN FLON LAKE AREA	19.00	Mar 23, 2035
HBMS	Mineral Lease	Q-1076	FLIN FLON LAKE AREA	17.00	Mar 22, 2035
HBMS	Mineral Lease	Q-1084	FLIN FLON LAKE AREA	21.00	Mar 22, 2035
HBMS	Mineral Lease	Q-1104	FLIN FLON LAKE AREA	21.00	Mar 17, 2035
HBMS	Mineral Lease	Q-1105	SCHIST LAKE AREA	21.00	Mar 15, 2035
HBMS	Mineral Lease	Q-1112	FLIN FLON LAKE AREA	21.00	Mar 23, 2035
HBMS	Mineral Lease	Q-1145	FLIN FLON LAKE AREA	18.00	Jul 16, 2035
HBMS	Mineral Lease	Q-1146	FLIN FLON LAKE AREA	3.00	Jul 16, 2035
HBMS	Mineral Lease	Q-1160	FLIN FLON LAKE AREA	6.00	Mar 23, 2035
HBMS	Mineral Lease	Q-1164	FLIN FLON LAKE AREA	6.00	Jul 16,2035
HBMS	Mineral Lease	Q-1258	FLIN FLON LAKE AREA	6.00	In Production
HBMS	Mineral Lease	Q-1260	FLIN FLON LAKE AREA	2.00	Mar 22, 2035
HBMS	Mineral Lease	Q-1273	FLIN FLON LAKE AREA	17.00	Dec 4, 2035
HBMS	Mineral Lease	Q-1278	FLIN FLON LAKE AREA	1.00	Mar 22, 2035
HBMS	Mineral Lease	Q-1281	FLIN FLON LAKE AREA	17.00	Mar 15, 2035
HBMS	Mineral Lease	Q-1282	FLIN FLON LAKE AREA	16.00	Mar 22, 2035
HBMS	Mineral Lease	Q-1289	FLIN FLON LAKE AREA	3.00	Mar 15, 2035
HBMS	Mineral Lease	Q-1290	FLIN FLON LAKE AREA	8.00	Mar 26, 2035
HBMS	Mineral Lease	Q-1302	FLIN FLON LAKE AREA	1.00	Mar 15, 2035
			SCHIST LAKE AREA
HBMS	Mineral Lease	Q-1303	FLIN FLON LAKE AREA	2.00	Mar 15, 2035
HBMS	Mineral Lease	Q-1312	AS SHOWN ON SURVEY PLAN BY 6	1.00	Oct 28, 2035
HBMS	Mineral Lease	Q-1527	FLIN FLON LAKE AREA	19.00	Mar 22, 2035
HBMS	Mineral Lease	Q-1933	FLIN FLON LAKE AREA	19.00	Oct 15, 2035
HBMS	Mineral Lease	Q-4097	AS SHOWN ON SURVEY PLAN MG 636	1.00	Oct 11, 2035
Total Saskatchewan		30 Leases		3,291.00

Other Claims

Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date
HBMS	Claim	CB13426	RAG 13426	54.00	Dec 28, 2016
HBMS	Claim	MB2590	WAN 2590	58.00	Oct 11, 2016
HBMS	Claim	MB7216	WAN 7216	102.00	Feb 27, 2019
HBED	Claim	P7821E	WAN 7821	21.00	Jan 19, 2020
HBMS	Mineral Lease	ML321	FLIN FLON MIN LEASE	20.90	Dec 13, 2016
HBMS	OIC	11	NANCY	0.21	Jan 31, 2017
HBMS	OIC	12	VICTORIA	0.30	Jan 31, 2017
HBMS	OIC	13	APEX	15.28	Jan 31, 2017
HBMS	OIC	14	UNIQUE	15.05	Jan 31, 2017
HBMS	OIC	15	OUTLOOK	16.44	Jan 31, 2017
HBMS	OIC	17	EXTENSION	7.03	Jan 31, 2017
HBMS	OIC	180	BURKE	2.35	Sep 06, 2016
HBMS	OIC	21	SNOWSHOE FR	0.01	Feb 25, 2017
HBMS	OIC	303	THE PAS 16	7.59	Dec 11, 2016
HBMS	OIC	335	THE PAS 26	19.81	May 06, 2016
HBMS	OIC	336	THE PAS 13	20.17	May 06, 2016
HBMS	OIC	337	THE PAS 15	19.45	May 06, 2016
HBMS	OIC	338	THE PAS 10	20.47	May 06, 2016
HBMS	OIC	340	THE PAS 1	20.87	May 06, 2016
HBMS	OIC	344	THE PAS 14	20.56	May 06, 2016
HBMS	OIC	345	THE PAS 27	9.45	May 06, 2016
HBMS	OIC	349	THE PAS 6	7.09	May 09, 2016
HBMS	OIC	352	THE PAS 9	20.79	May 09, 2016
HBMS	OIC	365	MANITOBA	3.16	Jul 05, 2016
HBMS	OIC	366	MANITOBA	19.05	Jul 05, 2016
HBMS	OIC	367	MANITOBA	13.19	Jul 05, 2016
HBMS	OIC	368	MANITOBA	20.76	Jul 05, 2016
HBMS	OIC	369	MANITOBA	0.32	Jul 05, 2016
HBMS	OIC	408	THE PAS 22	20.88	Sep 11, 2016
HBMS	OIC	409	THE PAS 25	20.21	Sep 11, 2016
HBMS	OIC	410	THE PAS 23	20.75	Sep 11, 2016
HBMS	OIC	417	THE PAS 24	20.82	Sep 11, 2016
HBMS	OIC	426	THE PAS 28	18.45	Dec 11, 2016
HBMS	OIC	470	THE PAS NO. 5	10.19	Mar 10, 2017
HBMS	OIC	61	CALCITE	0.13	Mar 03, 2017
HBMS	OIC	62	MAGNESITE	19.89	Mar 03, 2017
HBMS	OIC	623	RAINBOW FR	5.95	Feb 10, 2017
HBMS	OIC	63	BLENDE	16.81	Mar 03, 2017
HBMS	OIC	64	GALENA	4.76	Mar 03, 2017
HBMS	OIC	65	CLAUDIUS	16.97	Mar 03, 2017
HBMS	OIC	678	BEAR FR	1.28	Sep 21, 2016
HBMS	OIC	68	CUPRITE	18.29	Mar 03, 2017
HBMS	OIC	69	PYRITE	15.75	Mar 03, 2017
HBMS	OIC	70	ZIRCON	19.66	Mar 03, 2017
HBMS	OIC	71	MARCASITE	1.54	Mar 03, 2017

Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date
HBMS	OIC	72	CASSIUS NO. 2	15.17	Mar 03, 2017
HBMS	OIC	74	CHALCOCITE	10.27	Mar 03, 2017
HBMS	OIC	M 14	B NO. 9	16.67	Apr 23, 2016
HBMS	OIC	M 1454	B NO. 52 FR	1.75	Apr 03, 2016
HBMS	OIC	M 17	B NO. 17 FR	5.18	Apr 23, 2016
HBMS	OIC	M 18	B NO. 25 FR	0.40	Apr 23, 2016
HBMS	OIC	M 2094	B NO. 56	6.07	Jun 02, 2016
HBMS	OIC	M 23	B NO. 21	16.90	Apr 23, 2016
HBMS	OIC	M 4138	BLUE FR	8.45	Jul 15, 2016
HBMS	OIC	M 4408	BORDER FR	2.52	Sep 21, 2016
HBMS	OIC	M 900	A NO. 31	1.56	Jun 17, 2016
HBMS	OIC	M 901	B NO. 41	6.73	Jun 20, 2016
HBMS	OIC	M 905	B NO. 18	13.72	Aug 15, 2016
HBMS	OIC	M 906	B NO. 19	3.56	Aug 15, 2016
HBMS	OIC	M 907	B NO. 24	0.79	Aug 15, 2016
Total Manitoba		60 Claims		877.37
Holder	Disposition Type	Disposition No.	Legal Land Description	Hectares	Good Standing To
HBED	Claim	S- 99585	LOUIS LAKE AREA	7.00	Sep 18, 2021
HBED	Claim	S- 99614	LOUIS LAKE AREA	1.00	Sep 18, 2020
HBED	Claim	S-105925	PHANTOM LAKE AREA	123.00	Jan 17, 2017
HBED	Claim	S-105926	PHANTOM LAKE AREA	216.00	Jan 17, 2018
HBED	Claim	S-108660	HAMELL LAKE AREA	314.00	Oct 9, 2016
HBMS	Mineral Lease	Q-1109	FLIN FLON LAKE AREA	17.00	Apr 10, 2036
Total Saskatchewan		5 Claims, 1 Lease		678.00

SCHEDULE 7.1(t)(iv)

LALOR CHISEL ANDERSON STALL MINERAL LIST

Lalor, Chisel, Anderson - Stall - Mineral Disposition List – March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB10603	DUB 10603
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB10604	DUB 10604
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB4991	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB4992	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5778	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5779	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5780	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5781	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5782	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5791	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5792	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5793	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5794	DUB
Manitoba	286-DUB CLAIMS (MB)	HBMS	Mineral	Claim	CB6080	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB6085	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB7064	DUB
Manitoba	286-DUB CLAIMS (MB)	HBMS	Mineral	Claim	MB10249	DUB 10249 FR
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	MB9836	DUB 9836
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	MB9940	DUB 9940
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	MB9941	DUB 9941 Fr
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	MB9942	DUB 9942
Manitoba	286-DUB CLAIMS (MB)	HBMS	Mineral	Mineral Lease	ML-334	Lalor Mineral Lease
Manitoba	286-DUB CLAIMS (MB)	HBMS	Surface	Surface Lease	SL157	Lalor WDG	Lalor Waste Disposal Site
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5706	ASTRA NO. 1 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5707	ASTRA NO. 2
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5708	ASTRA NO. 3
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5709	ASTRA NO. 4
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5710	ASTRA NO. 12
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5711	ASTRA NO. 13
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5712	ASTRA NO. 14
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5713	ASTRA NO. 15
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5714	ASTRA NO. 16
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5715	ASTRA NO. 17
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5716	ASTRA NO. 18	M103SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5717	ASTRA NO. 19
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5718	ASTRA NO. 20
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5719	ASTRA NO. 21
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5720	ASTRA NO. 22

Lalor, Chisel, Anderson - Stall - Mineral Disposition List – March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5721	ASTRA NO. 25 FR	M110SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5722	ASTRA NO. 29
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5723	ASTRA NO. 30
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5742	RAM NO. 235 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5743	RAM NO. 237 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5744	RAM NO. 238
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5745	RAM NO. 239 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5746	RAM NO. 240 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5747	RAM NO. 251 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5748	RAM NO. 252
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5749	RAM NO. 253
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5750	RAM NO. 255 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5751	RAM NO. 256
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5752	RAM NO. 257
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5753	RAM NO. 258
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5754	RAM NO. 259 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5755	RAM NO. 291 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5756	RAM NO. 292 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5757	RAM NO. 293
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5758	RAM NO. 312
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5759	RAM NO. 313
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7292	RAM NO. 314
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7293	RAM NO. 315
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7294	RAM NO. 318 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7295	RAM NO. 319 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7296	RAM NO. 339
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7297	RAM NO. 340
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7298	RAM NO. 341
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7299	RAM NO. 342
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7300	RAM NO. 343
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7301	RAM NO. 344
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7302	RAM NO. 346 FR	M112SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7303	RAM NO. 347 FR	M151SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7304	RAM NO. 348 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7305	RAM NO. 349
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7306	RAM NO. 350
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7348	ASTRA NO. 31
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7349	ASTRA NO. 32
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7350	ASTRA NO. 33
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7351	ASTRA NO. 34
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7352	ASTRA NO. 35
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7353	ASTRA NO. 36
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7354	CHALCO NO. 1

Lalor, Chisel, Anderson - Stall - Mineral Disposition List – March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7355	CHALCO NO. 2
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7356	CHALCO NO. 3
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7357	CHALCO NO. 4
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7358	CHALCO NO. 5
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7359	CHALCO NO. 6
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7360	CHALCO NO. 7
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7361	CHALCO NO. 8
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7362	CHALCO NO. 9
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7363	CHALCO NO. 10
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7364	CHALCO NO. 11
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7365	CHALCO NO. 12
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7366	CHALCO NO. 13	M110SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7370	RAM NO. 204
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7371	RAM NO. 205
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7372	RAM NO. 260
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7373	RAM NO. 268 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7374	RAM NO. 269 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7375	RAM NO. 289
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7376	RAM NO. 290
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7377	RAM NO. 294
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7378	RAM NO. 310
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7380	RAM NO. 311
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7381	RAM NO. 316
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7382	RAM NO. 317
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7383	RAM NO. 626 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7491	CHALCO NO. 14	M110SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7492	CHALCO NO. 15
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7493	CHALCO NO. 16
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7494	CHALCO NO. 17
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7495	CHALCO NO. 18
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7496	ASTRA NO. 5
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7497	ASTRA NO. 6
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7498	ASTRA NO. 9
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7499	ASTRA NO. 10
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7500	ASTRA NO. 23 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7501	ASTRA NO. 24 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7502	ASTRA NO. 26
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7503	ASTRA NO. 28 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7504	ASTRA NO. 38
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7505	ASTRA NO. 39
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7506	ASTRA NO. 40
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7507	ASTRA NO. 41
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7508	ASTRA NO. 44 FR

Lalor, Chisel, Anderson - Stall - Mineral Disposition List – March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7509	ASTRA NO. 45 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7510	ASTRA NO. 46 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7511	ASTRA NO. 47 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7512	ASTRA NO. 48 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7513	ASTRA NO. 49 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7514	ASTRA NO. 50 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7515	ASTRA NO. 51 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7516	RAM NO. 627 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7517	RAM NO. 628 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5724	OX NO. 108 (7SL)	7SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5725	OX NO. 127
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5726	OX 139 (2SL)	2SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5727	OX 140
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5728	OX 141
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5729	OX 157
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5730	OX 158
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5731	OX 159
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5732	OX 160 (2SL)	2SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5733	OX NO. 161 FR (2SL)	2SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5734	OX NO. 421FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5735	OX NO. 422 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5736	OX NO. 423 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5737	OX NO. 424 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5738	OX NO. 425 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5739	OX NO. 439
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5740	OX NO. 440
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5741	OX NO. 441
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5765	OX NO. 40 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5766	OX NO. 41 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5767	OX NO. 42
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5768	OX NO. 43
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5769	OX NO. 44
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5770	OX NO. 45
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5771	OX NO. 66
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5772	OX NO. 67
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5773	OX NO. 68
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5774	OX NO. 69
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5775	OX NO. 76	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5776	OX NO. 95
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5777	OX NO. 152
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5778	OX NO. 153
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5779	OX NO. 154
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5780	OX NO. 155	Vent Shaft

Lalor, Chisel, Anderson - Stall - Mineral Disposition List – March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5781	OX NO. 156
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5782	OX NO. 352
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5783	OX NO. 353
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5784	OX NO. 354
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5785	OX NO. 355 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5786	OX NO. 356
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5787	OX NO. 357
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5788	OX NO. 358
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5789	OX NO. 359
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5790	OX NO. 360
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5791	OX NO. 377 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5792	OX NO. 415
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5793	OX NO. 416
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5794	OX NO. 427
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5795	OX NO. 428
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5796	OX NO. 429
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5797	OX NO. 430
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5798	OX NO. 431
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5799	OX NO. 432
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5800	OX NO. 434
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5801	OX NO. 435
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5802	OX NO. 436
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5803	OX NO. 437
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5804	OX NO. 438
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5805	OX NO. 442 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5806	OX NO. 443 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5807	OX NO. 444 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5808	OX NO. 445 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5809	OX NO. 446
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5810	OX NO. 447 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5811	OX NO. 448
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5812	OX NO. 449
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5813	OX NO. 450 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5814	OX NO. 451
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5815	OX NO. 452 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5816	OX NO. 453
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5817	OX NO. 454
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5818	OX NO. 455
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7157	OX NO. 1 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7158	OX NO. 2
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7159	OX NO. 3 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7160	OX NO. 4
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7161	OX NO. 5

Lalor, Chisel, Anderson - Stall - Mineral Disposition List – March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7162	OX NO. 6
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7163	OX NO. 7 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7164	OX NO. 8 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7165	OX NO. 9
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7166	OX NO. 10
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7167	OX NO. 11
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7168	OX NO. 12
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7169	OX NO. 13
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7170	OX NO. 14
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7171	OX NO. 15
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7172	OX NO. 16
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7173	OX NO. 17
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7174	OX NO. 18
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7175	OX NO. 19
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7176	OX NO. 20
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7177	OX NO. 21
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7178	OX NO. 22
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7179	OX NO. 23 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7180	OX NO. 24
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7181	OX NO. 25
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7182	OX NO. 26
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7183	OX NO. 27
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7184	OX NO. 28
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7185	OX NO. 29
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7186	OX NO. 30
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7187	OX NO. 31
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7188	OX NO. 32
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7189	OX NO. 33
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7190	OX NO. 34
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7191	OX NO. 35	M104SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7192	OX NO. 36	M105SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7193	OX NO. 37
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7194	OX NO. 38
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7195	OX NO. 39 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7196	OX NO. 46
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7197	OX NO. 47 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7198	OX NO. 48
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7199	OX NO. 49	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7200	OX NO. 50	M106SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7201	OX NO. 51	M107SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7202	OX NO. 52
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7203	OX NO. 53
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7204	OX NO. 54

Lalor, Chisel, Anderson - Stall - Mineral Disposition List – March 9/16
			Tenure	Disposition	Disposition
PROVINCE	PROJECT NAME	HOLDER	Type	Type	No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7205	OX NO. 55
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7206	OX NO. 56
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7207	OX NO. 57
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7208	OX NO. 58
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7209	OX NO. 59
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7210	OX NO. 60
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7211	OX NO. 61 (9SL)	9SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7212	OX NO. 62 (9SL)	9SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7213	OX NO. 63	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7214	OX NO. 64
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7215	OX NO. 65
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7216	OX NO. 70
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7217	OX NO. 71
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7218	OX NO. 72
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7219	OX NO. 73
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7220	OX NO. 74
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7221	OX NO. 75
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7222	OX NO. 77 (8SL)	8SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7223	OX NO. 78 (9SL)	9SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7224	OX NO. 79	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7225	OX NO. 80
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7226	OX NO. 81
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7227	OX NO. 82
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7228	OX NO. 83
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7229	OX NO. 84
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7230	OX NO. 87
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7231	OX NO. 88
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7232	OX NO. 89
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7233	OX NO. 90
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7234	OX NO. 91
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7235	OX NO. 92	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7236	OX NO. 93	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7237	OX NO. 94 (8SL)	8SL (CHISEL) Vent Raise
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7238	OX NO. 96
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7239	OX NO. 97
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7240	OX NO. 98
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7241	OX NO. 99
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7242	OX NO. 100
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7243	OX NO. 101
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7244	OX NO. 102
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7245	OX NO.103
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7246	OX NO. 104
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7247	OX NO. 105

Lalor, Chisel, Anderson - Stall - Mineral Disposition List – March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7248	OX NO. 106
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7249	OX NO. 107
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7250	OX NO. 109
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7251	OX NO. 110
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7252	OX NO. 111
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7253	OX NO. 112
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7254	OX NO. 113
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7255	OX NO. 114
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7256	OX NO. 115
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7257	OX NO. 116
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7258	OX NO. 119
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7259	OX NO. 120
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7260	OX NO. 121
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7261	OX NO. 122
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7262	OX NO. 123
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7263	OX NO. 124
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7264	OX NO. 125
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7265	OX NO. 126
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7266	OX NO. 128
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7267	OX NO. 129
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7268	OX NO. 130
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7269	OX NO. 131
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7270	OX NO. 132
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7271	OX NO. 133 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7272	OX NO. 134 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7273	OX NO. 135
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7274	OX NO. 136 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7275	OX NO. 137 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7276	OX NO. 138 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7277	OX NO. 142
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7278	OX NO. 143
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7279	OX NO. 144
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7280	OX NO. 145
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7281	OX NO. 146
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7282	OX NO. 147
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7283	OX NO. 341 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7284	OX NO. 342 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7285	OX NO. 347
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7286	OX NO. 348
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7287	OX NO. 349
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7288	OX NO. 350 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7289	OX NO. 433 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7290	OX NO. 456 FR

Lalor, Chisel, Anderson - Stall - Mineral Disposition List – March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7291	OX NO. 693
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7307	WAW NO. 1 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7308	WAW NO. 2 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7309	WAW NO. 3 FR (7SL)	7SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7310	WAW NO. 4 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7311	WAW NO. 5 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7312	WAW NO. 6 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7313	WAW NO. 7 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7314	WAW NO. 8 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7315	WAW NO. 9 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7316	WAW NO. 10 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7317	WAW NO. 11 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7318	WAW NO. 12 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7319	WAW NO. 13 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7320	WAW NO. 14 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7321	WAW NO. 15 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7322	WAW NO. 16 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7323	WAW NO. 17 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7324	WAW NO. 18 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7325	WAW NO. 19 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7326	WAW NO. 20 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7327	WAW NO. 21 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7328	WAW NO. 22 FR	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7329	WAW NO. 23 FR	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7330	WAW NO. 24 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7331	WAW NO. 25 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7332	WAW NO. 26 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7333	WAW NO. 27 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7334	WAW NO. 28 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7335	WAW NO. 29 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7336	WAW NO. 30 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7337	WAW NO. 31 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7338	WAW NO. 32 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7339	WAW NO. 33 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7340	WAW NO. 34 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7341	WAW NO. 35 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7342	WAW NO. 36 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7343	WAW NO. 37 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7344	WAW NO. 38 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7345	WAW NO. 39 FR	M108SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7346	WAW NO. 40 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7347	WAW NO. 41 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7390	OX NO. 417

Lalor, Chisel, Anderson - Stall - Mineral Disposition List – March 9/16
PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No.	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7391	OX NO. 418 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7392	OX NO. 419 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7393	OX NO. 420 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7394	OX NO. 426 FR

LALOR CHISEL ANDERSON STALL SURFACE LIST

PROVINCE	PROJECT NAME	HOLDER	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	0001-HBMS MANITOBA	HBMS	Misc Lease	MSC3721	MISC LEASE 3721	ASTRA 17, ASTRA 29. Snow Lk Camp Site-Vent Raise
Manitoba	286-DUB CLAIMS (MB)	HBED	General Permit	GP59093	Lalor Road	Road/Water Line/Transm Line/Parking Lot
Manitoba	286-DUB CLAIMS (MB)	HBMS	General Permit	GP63483	Lalor MINE Site	Lalor MINE Site
Manitoba	286-DUB CLAIMS (MB)	HBMS	Quarry Lease	QL1928	QL-1928 Quarry Lease
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	General Permit	GP2661	GENERAL PERMIT 2661	Waste Disposal Site - Garbage Dump
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	General Permit	GP66403	GENERAL PERMIT 66403	Snow Lake Pumphouse/Water Line/Transmission Line/Access Road
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Misc Lease	MSC3792	MISC LEASE 3792	Tailings Disposal- Anderson
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Misc Lease	MSC56558	MISC LEASE 56558	Transm.Line-Anderson to Snow Lk
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Misc Lease	MSC56559	MISC LEASE 56559	Mine Road-Anderson to Snow Lk
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Surface Lease	M103SL	ASTRA 18	OIC M 5716 Stall Mine Site. HB Substation/Core Racks
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Surface Lease	M110SL	ASTRA25,CHA LCO 13&14	OIC M 5721 Anderson Mine Site
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Surface Lease	M112SL	RAM 346 FR	OIC M 7302 Stall Mine Site
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Surface Lease	M151SL	RAM 347 FR	OIC M 7303 Stall Mine Site
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	General Permit	GP1334	GENERAL PERMIT 1334	Road Chisel to Edwards Lk
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	General Permit	GP327	GENERAL PERMIT 327	Mine Site/Waste Disposal Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	General Permit	GP3625	GENERAL PERMIT 3625	Mine Site Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Misc Lease	MSC3793	MISC LEASE 3793	Mine Site-Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Misc Lease	MSC3794	MISC LEASE 3794	Water Diversion-Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	2SL	PHOTO L SURFACE LEASE	OIC M5726,M5732,M5733- Photo Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	7SL	CHISEL N INTERM	OIC M5724 M7309- Chisel

VENT
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	8SL	CHISEL N MAIN EXH RA	OIC M7222 M7237 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	9SL	CHISEL N. DOWNCAST R	OIC M7211,M7212,M7223 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	M104SL	OX 35	OIC M 7191 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	M105SL	OX 36	OIC M 7192 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	M106SL	OX 50	OIC M 7200 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	M107SL	OX 51	OIC M 7201 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	M108SL	WAW 39	OIC M 7345 Chisel

Lalor Chisel Anderson Stall Fee Simple Properties

Title	Area	Note
Manitoba
1701609	Snow Lk	Rly Right of Way - Anderson/Stall to Osborne
1701618	Snow Lk	Off take ditches - Anderson Lake
1701932	Snow Lk	Rly Rt of Way Chisel to Anderson/Stall
1701951	Snow Lk	Station Grounds Chisel

SCHEDULE 7.1(t)(v)

OTHER MATERIAL CLAIMS AND LEASES

Count	Province	Project Name	Temp	PRJ Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
1	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB301	HAR 301	70	Oct 16, 2022
2	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB322	HAR 322	150	Jan 22, 2018
3	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB323	HAR 323	80	Jan 22, 2019
4	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB326	HAR 326	115	Feb 05, 2018
5	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB328	HAR 328	98	Feb 05, 2019
6	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB329	HAR 329	225	Feb 05, 2019
7	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB330	HAR 330	105	Feb 05, 2019
8	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB331	HAR 331	256	Feb 05, 2019
9	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB332	HAR 332	256	Feb 05, 2019
10	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB334	HAR 334	64	Feb 05, 2019
11	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB339	HAR 339	256	Mar 17, 2017
12	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB340	HAR 340	256	Mar 17, 2017
13	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB4083	HAR 4083	128	Mar 01, 2019
14	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB923	HAR 923	240	Feb 09, 2018
15	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB924	HAR 924	130	Feb 09, 2018
16	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB925	HAR 925	202	Feb 09, 2018
17	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB926	HAR 926	152	Feb 09, 2018
18	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB927	HAR 927	256	Feb 09, 2018
19	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB938	HAR 938	256	Feb 22, 2017
								3,295
1	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB325	HAR 325	243	Feb 05, 2018
2	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB327	HAR 327	175	Feb 05, 2019
3	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB333	HAR 333	256	Feb 05, 2017
4	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB335	HAR 335	48	Feb 05, 2017
5	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB336	HAR 336	216	Mar 04, 2017
6	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB338	HAR 338	256	Mar 17, 2017

Count	Province	Project Name	Temp	PRJ Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
7	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB374	HAR 374	245	Mar 04, 2019
8	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB376	HAR 376	31	Mar 04, 2019
9	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB380	HAR 380	248	Apr 01, 2017
10	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB381	HAR 381	209	Apr 01, 2019
11	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB382	HAR 382	70	Apr 01, 2019
12	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB4052	HAR 4052	100	Feb 14, 2019
13	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB939	HAR 939	240	Feb 22, 2017
14	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB940	HAR 940	160	Feb 22, 2017
15	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB941	HAR 941	192	Feb 22, 2017
16	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	P2944F	NIM 2944	256	Nov 22, 2017
17	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	P2945F	NIM 2945	230	Nov 22, 2017
18	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	P2946F	NIM 2946	192	Nov 22, 2017
19	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	P2947F	NIM 2947	256	Nov 22, 2017
20	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	P2948F	NIM 2948	194	Nov 22, 2017
21	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	P2949F	NIM 2949	256	Nov 22, 2017
								4,073
1	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB10639	BUR 10639	23	Nov 19, 2021
2	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB10740	BUR 10740	130	May 12, 2022
3	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB10741	BUR 10741	205	May 12, 2022
4	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB12411	BUR 12411	26	Jul 11, 2023
5	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB12412	BUR 12412	28	Jul 11, 2023
6	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB13359	BUR 13359	218	Dec 07, 2022
7	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB13360	BUR 13360	118	Dec 07, 2023
8	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB13361	BUR 13361	141	Dec 07, 2023
9	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB13384	BUR 13384	127	May 12, 2021
10	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB13385	BUR 13385	16	May 12, 2021
11	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB13446	BUR 13446	111	Apr 06, 2022
12	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB6067	BUR	34	Sep 22, 2020
13	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB6104	BUR	77	Apr 03, 2020
14	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB6472	BUR	258	Apr 12, 2020
15	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB7030	BUR	115	Aug 14, 2022
16	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB9247	BUR	60	Nov 09, 2021
17	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB9248	BUR	213	Nov 09, 2021

Count	Province	Project Name	Temp	PRJ Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
18	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB9249	BUR	259	Nov 09, 2021
19	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB9252	BUR	92	Nov 09, 2022
20	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB9253	BUR	109	Nov 09, 2023
21	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1335B	KIK 135 FR	21	Sep 09, 2022
22	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1761F	KUS 1761	233	Jun 30, 2022
23	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1762F	KUS 1762	238	Jun 30, 2022
24	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1792C	BUR 1	21	Jan 31, 2023
25	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1799F	KUS 1799	243	Mar 17, 2023
26	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1965D	BUR 13 FR.	8	Nov 17, 2023
27	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1966D	BUR 12 FR	11	Nov 17, 2023
28	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1996E	BUR 217 FR	13	Dec 19, 2023
29	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P2601C	BUR 2 FR.	21	Jan 31, 2021
30	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P2602C	BUR 3 FR.	21	Jan 31, 2023
31	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P2603C	BUR 4	21	Jan 31, 2021
32	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P2604C	BUR 5	21	Jan 31, 2021
33	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P2908F	BUR 2908	230	Apr 20, 2022
34	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P4062C	BUR 6	34	Jun 10, 2024
35	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P4063C	BUR 7	21	Jun 10, 2024
36	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P4064C	BUR 8 FR.	17	Jun 10, 2024
37	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P4065C	BUR 9 FR.	17	Jun 10, 2024
38	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P4066C	BUR 10 FR.	20	Jun 10, 2024
39	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P4067C	BUR 11 FR.	13	Jun 10, 2024
40	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5143A	KIK 9	21	May 15, 2022
41	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5144A	KIK 10	21	May 15, 2022
42	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5616A	KIK 69	21	Jul 26, 2020
43	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5620A	KIK 73 FR.	21	Jul 26, 2020
44	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5621A	KIK 74	21	Jul 26, 2020
45	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5920A	KIK 49	21	Jul 26, 2023
46	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5922A	KIK 51	21	Jul 26, 2023
47	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5923A	KIK 52	21	Jul 26, 2023
48	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5935A	KIK 64	21	Jul 26, 2020
49	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6028A	KIK 31 FR.	21	Jul 26, 2023
50	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6029A	KIK 32 FR.	21	Jul 26, 2023
51	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6030A	KIK 33	21	Jul 26, 2023
52	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6031A	KIK 34 FR.	21	Jul 26, 2023
53	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6034A	KIK 37	21	Jul 26, 2023
54	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6035A	KIK 38	21	Jul 26, 2023
55	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6036A	KIK 39	21	Jul 26, 2023

Count	Province	Project Name	Temp	PRJ Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
56	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6037A	KIK 40	21	Jul 26, 2023
57	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6045A	KIK 48	21	Jul 26, 2023
58	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P7815E	BUR 7815	113	Jun 05, 2021
59	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P7816E	BUR 7816	256	Jun 05, 2021
60	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P7856E	BUR 7856	28	Feb 04, 2022
61	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9345D	BUR 64	21	Nov 12, 2021
62	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9346D	BUR 65	21	Nov 12, 2021
63	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9352D	BUR 71	21	Nov 12, 2022
64	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9353D	BUR 72	21	Nov 12, 2022
65	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9354D	BUR 73	21	Nov 12, 2022
66	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9355D	BUR 74 FR	21	Nov 12, 2021
67	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9356D	BUR 75 FR	21	Nov 12, 2021
68	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9357D	BUR 76	21	Nov 12, 2021
69	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9411D	BUR 216 FR	4	Dec 19, 2023
70	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9501D	BUR 29 FR	21	Nov 12, 2022
71	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9502D	BUR 30	21	Nov 12, 2022
72	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9503D	BUR 31 FR	21	Nov 12, 2022
73	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9504D	BUR 32	21	Nov 12, 2022
74	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9505D	BUR 33	21	Nov 12, 2022
75	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9506D	BUR 34	21	Nov 12, 2022
76	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9508D	BUR 36	21	Nov 12, 2021
77	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9509D	BUR 37	21	Nov 12, 2021
78	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9510D	BUR 38	21	Nov 12, 2021
79	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9511D	BUR 39	21	Nov 12, 2022
80	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9512D	BUR 40 FR	21	Nov 12, 2021
81	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9531D	BUR 41 FR	21	Nov 12, 2023
82	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9532D	BUR 42 FR	21	Nov 12, 2021
83	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9533D	BUR 43	21	Nov 12, 2021
84	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9534D	BUR 44	21	Nov 12, 2021
85	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9535D	BUR 45	21	Nov 12, 2021
86	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9536D	BUR 46	21	Nov 12, 2021
87	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9537D	BUR 47	21	Nov 12, 2021
88	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9538D	BUR 48	21	Nov 12, 2021
89	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9539D	BUR 49	21	Nov 12, 2021
90	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9540D	BUR 50	21	Nov 12, 2021
91	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9541D	BUR 51	21	Nov 12, 2021
92	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9542D	BUR 52	21	Nov 12, 2021
93	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9543D	BUR 53	21	Nov 12, 2021

Count	Province	Project Name	Temp	PRJ Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
94	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9544D	BUR 54	21	Nov 12, 2022
95	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9545D	BUR 55 FR.	21	Nov 12, 2022
96	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9546D	BUR 56 FR.	21	Nov 12, 2022
97	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9547D	BUR 57	21	Nov 12, 2022
98	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9548D	BUR 58	21	Nov 12, 2022
99	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9552D	BUR 170 FR.	21	Nov 12, 2022
100	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9603D	BUR 77	21	Nov 12, 2021
101	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9604D	BUR 78	21	Nov 12, 2021
102	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9605D	BUR 79	21	Nov 12, 2021
103	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9606D	BUR 80	21	Nov 12, 2022
104	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9607D	BUR 81	21	Nov 12, 2022
105	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9608D	BUR 82	21	Nov 12, 2022
106	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9609D	BUR 83	21	Nov 12, 2022
107	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9610D	BUR 84	21	Nov 12, 2021
108	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9611D	BUR 85	21	Nov 12, 2021
109	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9612D	BUR 86	21	Nov 12, 2021
110	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9613D	BUR 87 FR.	21	Nov 12, 2021
111	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9624D	BUR 206	21	Nov 12, 2021
112	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9625D	BUR 207	21	Nov 12, 2021
113	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9626D	BUR 208	21	Nov 12, 2021
114	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9627D	BUR 209 FR.	21	Nov 12, 2021
115	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9834D	BUR 211	21	Nov 18, 2022
116	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9835D	BUR 212	21	Nov 18, 2017
								5,518
1	Manitoba	257-TALBOT ZONE	TALBOT	HBED	Claim	MB2245	HAR 2245	256	Feb 07, 2017	Subject to Option Agreement
2	Manitoba	257-TALBOT ZONE (MB)	TALBOT	HBED	Claim	MB2533	HAR 2533	240	Mar 06, 2017	Subject to Option Agreement
3	Manitoba	257-TALBOT ZONE (MB)	TALBOT	HBED	Claim	MB2534	HAR 2534	200	Mar 06, 2017	Subject to Option Agreement
4	Manitoba	257-TALBOT ZONE (MB)	TALBOT	HBED	Claim	MB2535	HAR 2535	200	Mar 06, 2017	Subject to Option Agreement
5	Manitoba	257-TALBOT ZONE (MB)	TALBOT	HBED	Claim	MB2538	HAR 2538	192	Mar 06, 2017	Subject to Option Agreement
								1,088
1	Manitoba	299-WATTS RIVER (MB)	WATTS	HBED	Claim	P1654F	KUS 1654	160	Feb 18, 2023
2	Manitoba	299-WATTS RIVER (MB)	WATTS	HBED	Claim	P1731F	KUS 1731	160	Mar 25, 2022
3	Manitoba	299-WATTS RIVER	WATTS	HBED	Claim	P1732F	KUS 1732	200	Mar 25, 2024

Count	Province	Project Name	TempPRJ	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
		(MB)
4	Manitoba	299-WATTS RIVER (MB)	WATTS	HBED	Claim	P1816F	KUS 1816	250	Mar 02, 2027
5	Manitoba	299-WATTS RIVER (MB)	WATTS	HBED	Claim	P1818F	KUS 1818	256	Mar 02, 2022
6	Manitoba	299-WATTS RIVER (MB)	WATTS	HBED	Claim	P1822F	KUS 1822	256	Mar 02, 2020
								1,282
1	Manitoba	283-VMS REED LAKE	REED	HBMS	Claim	MB8413	READ 13	174	Jun 02, 2025
2	Manitoba	283-VMS REED LAKE JV (MB) O.A.	REED	HBMS	Mineral Lease	ML-335	REED Mineral Lease	573	Apr 11, 2016	Formerly Claims: CB5503 and P5030E
3	Manitoba	283-VMS REED LAKE	REED	HBMS	Mineral Lease	ML-336	REED Mineral Lease	268	Apr 11, 2016	Formerly Claims: MB8412 and MB5188
								1,015
Count	Province	Project Name	Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
1	Manitoba	928-HBMS SNOW LAKE GOLD (MB)	HBMS	Mineral Lease	ML61		419	April 1, 2016
2	Manitoba	928-HBMS SNOW LAKE GOLD (MB)	HBMS	Mineral Lease	ML323		828	Mar 28, 2017	Term Renewal In Progress
3	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	CB11772	CAM 1	195	Jan 15, 2022
4	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	CB12455	BUD 12455	143	Oct 16, 2021
5	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	CB12456	BUD 12456	174	Oct 16, 2021
6	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	CB12593	BUD 12593	155	Oct 16, 2021
7	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	CB4511		43	Jul 07, 2026
8	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	CB4512		152	Jul 07, 2026
9	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	CB4513		119	Jul 07, 2026
10	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	CB4736	BUD	107	May 04, 2022
11	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	CB4737	BUD	239	May 04, 2022
12	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	CB6422	BUD	206	Aug 12, 2016
13	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	CB6448		33	Jul 07, 2026
14	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	CB7031	BUD	164	Jul 17, 2022
15	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	CB7085	BUD	88	Jul 17, 2022
16	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	CB7176		33	Jul 07, 2026

Count	Province	Project Name Temp	PRJ Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
17	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	CB7905		45	Jan 10, 2022
18	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	CB7928		42	Mar 14, 2022
19	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	CB7929		43	May 09, 2026
20	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	CB8004		43	May 09, 2026
21	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	CB8005		43	May 09, 2026
22	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	CB8006		43	May 09, 2026
23	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	CB8827	KAP 1	48	Sep 24, 2017
24	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	CB9415	BUD	47	Dec 18, 2022
25	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	CB9418	BUD 53	87	Jan 15, 2020
26	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	CB9419	BUD 54	132	Jan 15, 2020
27	Manitoba	292-HERBLET LAKE (MB)	HBMS	Claim	MB10524	MAX 9005	150	Jul 12, 2024
28	Manitoba	292-HERBLET LAKE (MB)	HBMS	Claim	MB11400	EDGAR 9881	178	Jul 26, 2017
29	Manitoba	292-HERBLET LAKE (MB)	HBMS	Claim	MB9877	JEN 9877	110	Oct 18, 2017
30	Manitoba	292-HERBLET LAKE (MB)	HBMS	Claim	MB9878	KARYN 9878	38	Oct 18, 2017
31	Manitoba	292-HERBLET LAKE (MB)	HBMS	Claim	MB9879	KAREN 9879	160	Oct 18, 2017
32	Manitoba	292-HERBLET LAKE (MB)	HBMS	Claim	MB9880	JILL 9880	86	Oct 18, 2017
33	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P3933E	BUD 30	21	May 04, 2022
34	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P4165E	BUD 4165	172	Dec 07, 2022
35	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P617F	BUD 617	240	Nov 09, 2022
36	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P618F	BUD 618	240	Nov 09, 2022
37	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P619F	BUD 619	206	Nov 09, 2022
38	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P6557B	BUD 1	21	Dec 02, 2022
39	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P6558B	BUD 2FR	21	Dec 02, 2022
40	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P6559B	BUD 3	21	Dec 02, 2022
41	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P6560B	BUD 4	21	Dec 02, 2022
42	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P6561B	BUD 5	21	Dec 02, 2022

Count	Province	Project Name Temp	PRJ Holder	Disposition Type	Disposition No.	Disposition Name	Hectares	Anniversary Date	NOTE
43	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P6562B	BUD 6FR	21	Dec 02, 2022
44	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P6563B	BUD 7	21	Dec 02, 2022
45	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P6564B	BUD 8	21	Dec 02, 2022
46	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P6565B	BUD 9	21	Dec 02, 2022
47	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P6566B	BUD 10FR	21	Dec 02, 2022
48	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P6567B	BUD 11	21	Dec 02, 2022
49	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P6568B	BUD 12	21	Dec 02, 2022
50	Manitoba	293-HUDSON BAY (MB)	HBMS	Claim	P6569B	BUD 13	21	Dec 02, 2022
51	Manitoba	291-SQUALL LAKE (MB)	HBMS	Claim	W46245	CAM 2	17	Jan 15, 2026

Other Material Surface Leases

PROVINCE	PROJECT	TempPRJ	HOLDER	Disposition	Disposition	Disposition	HECTARES	ANNIVERSARY
	NAME			Type	No	Name		DATE

					Replaced by
					SL162
	283-VMS				(replaced	REED
	REED LAKE			Surface	66082	Surface
Manitoba	JV (MB) O.A.	REED	HBMS	Lease	June/15)	Lease	91	June 1, 2016
							91
						GENERAL
	922-HBMS			General		PERMIT
Manitoba	BUR (MB)	BUR	HBMS	Permit	GP58639	58639	95.1	Dec 31, 2016
						GENERAL
	922-HBMS			General		PERMIT
Manitoba	BUR (MB)	BUR	HBMS	Permit	GP59159	59159	34	Dec 31, 2016
							129.1
PROVINCE	PROJECT NAME	HOLDER	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	928-HBMS SNOW LAKE GOLD (MB)	HBMS	Misc Lease	MSC3867	MISC LEASE 3867	Storage/Warehouse Site

Fee Simple Properties

Title No	Area	Note
Manitoba
1823051/3	FFN	Dwelling - Flin Flon. 190 Green Street, FFN
2628402/5	Ellice	Potash Property - RM of Ellice (Former Title 152575/5)
1909662	Ellice	HBMS Potash Property. Ellice Manitoba
2028449/3	Ruttan	Ruttan Area
1537383/3	Snow Lk	Replaces old title no. 109332
1701833	Snow Lk	Rt of Way, Station Ground, Yard. Easement to allow Tolko on HBMS's portion being registered.
1770544	Snow Lk	Dwelling Cedar Avenue Snow Lake
1775562	Snow Lk	Dwelling 186 McGilvray Avenue Snow Lake
1904344	Snow Lk	Dwelling 590 Lakeshore Drive, Snow Lake
2005396	Snow Lk	Cherry Avenue, Snow Lake
2036008	Snow Lk	137 Balsam Street, Snow Lake
2211165/3	Snow Lk	Property retained by HBMS following a subdivision of title no. 1701824/3
2799578/3	Snow Lake	HBMS (House acquired from New Britannia)
2799579/3	Snow Lake	HBMS (Office acquired from New Britannia)

SCHEDULE 7.1(t)(vi)

Hudbay Mining Properties

Nil

SCHEDULE 7.1(t)(vii)

List of Peru Properties7

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Consessions of Constancia’s Project
1	Constancias 5	010025307	RP No. 4990-2015- IGNEMMET/PCD/PM (19 November 2008)	File 11082700 (Registry Zone X, Cusco Office)	1000	No
2	Constancias 6	010025407	RP No. 5610-2015- IGNEMMET/PCD/PM (15 December 2008)	File 11083393 (Registry Zone X, Sede Cusco)	1000	No
3	Constancias 7	010025507	RP No. 4949-2008- INGEMMET/PCD/PM (19 November 2008)	File 11082702 (Registry Zone X, Sede Cusco)	1000	No
4	Constancias 8	010025607	R.P N° 5627-2008- INGEMMET/PCD/PM (15 December 2008)	File 11083394 (Registry Zone X, Sede Cusco)	900	Yes
5	Constancias 9	010025707	R.P N° 5601-2008- INGEMMET/PCD/PM (15 December 2008)	File 11083395 (Registry Zone X, Sede Cusco)	1000	Yes
6	Constancias 10	010025807	R.P N° 6090-2008- INGEMMET/PCD/PM (18 December 2008)	File 11083396 (Registry Zone X, Sede Cusco)	100	No
7	Constancias 11	010025907	R.P N° 4951-2008- INGEMMET/PCD/PM (19 November 2008)	File 11082703 (Registry Zone X, Sede Cusco)	1000	Yes
8	Constancias 12	010026007	R.P N° 4950-2008- INGEMMET/PCD/PM (19 November 2008)	File 11082219 (Registry Zonel X, Sede Cusco)	1000	Yes
9	Constancias 13	010026107	R.P N° 5608-2008- INGEMMET/PCD/PM (15 December 2008)	File 11083397 (Registry Zone X, Sede Cusco)	1000	Yes
10	Constancias 14	010026207	R.P N° 5757-2008- INGEMMET/PCD/PM (16 December 2008)	File 11083398 (Registry Zone X, Sede Cusco)	1000	No
________________________________________
7	The Hudbay Group does not currently own certain land rights that are required to develop the Pampacancha deposit.

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Consessions of Constancia’s Project
11	Constancias 15	010026307	R.P N° 5614-2008- INGEMMET/PCD/PM (15 December 2008)	File 11083400 (Registry Zone X, Sede Cusco)	1000	No
12	Constancias 16	010026407	R.P N° 5609-2008- INGEMMET/PCD/PM (15 December 2008)	File 11083401 (Registry Zone X, Sede Cusco)	300	No
13	Constancia 17	010614707	R.P N° 1061-2008- INGEMMET/PCD/PM (5 May 2008)	File 11076638 (Registry Zone X, Sede Cusco)	700	No
14	Constancia 18	010614807	R.P. N° 0937-2008- INGEMMET/PCD/PM (21 April 2008)	File 11078968 (Registry Zone X, Sede Cusco)	400	Yes
15	Constancia 19	010614907	R.P N° 1175-2008- INGEMMET/PCD/PM (12 May 2008)	File 11076641 (Registry Zone X, Sede Cusco)	700	No
16	Constancia 20	010615007	R.P N° 1234-2008- INGEMMET/PCD/PM (12 May 2008)	File 11076642 (Registry Zone X, Sede Cusco)	600	No
17	Constancia 21	010615107	R.P N° 1422-2008- INGEMMET/PCD/PM (12 May 2008)	File 11076647 (Registry Zone X, Sede Cusco)	700	Yes
18	Constancia 22	010615207	R.P N° 1291-2008- INGEMMET/PCD/PM (12 May 2008)	File 11076648 (Registry Zone X, Sede Cusco)	600	No
19	Constancia 23	010615307	R.P N° 0872-2008- INGEMMET/PCD/PM (18 April 2008)	File 11078972 (Registry Zone X, Sede Cusco)	1000	No
20	Constancia 24	010615407	R.P N° 0724-2008- INGEMMET/PCD/PM (17 April 2008)	File 11078974 (Registry Zone X, Sede Cusco)	800	No
21	Constancia 25	010615507	R.P N° 0717-2008- INGEMMET/PCD/PM (17 April 2008)	File 11078975 (Registry Zone X, Sede Cusco)	800	No
22	Constancia 26	010615607	R.P N° 0874-2008- INGEMMET/PCD/PM (18 April 2008)	File 11078976 (Registry Zone X, Sede Cusco)	600	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Consessions of Constancia’s Project
23	Constancia 27	010615707	R.P N° 1421-2008- INGEMMET/PCD/PM (12 May 2008)	File 11076649 (Registry Zone X, Sede Cusco)	800	No
24	Katanga J	05004406X01	R. D. N° 170/90-EM-DGM- DCM (29 March 1990)	File 02019277 (Registry Zone IX, Sede Lima)	400	Yes
25	Katanga K	05004407X01	R.D. N° 556/90-EM-DGM- DCM (16 July 1990)	File 02019275 (Registry Zone IX, Sede Lima)	300	Yes
26	Katanga Q	05005529X01	R.J. N° 001699-96-RPM (03 April 1996)	File 20001311 (Registry Zone X, Sede Cusco)	150.0144	Yes
27	Katanga T	010248397	R.J. N° 06497-97-RPM (15 September 1997)	File 20002843 (Registry Zone X, Sede Cusco)	100	No
28	Katanga V	010248497	R.J. N° 07719-97-RPM (31 October 1997)	File 20002844 (Registry Zone X, Sede Cusco)	100	No
29	Peta 5	05006089X01	R.J. N° 03664-99-RPM (10 December 1999)	File 20001237 (Registry Zone X, Sede Cusco)	934.52	No
30	Peta 6	05006090X01	R.J. N° 7084-96-RPM (29 October 1996)	File 20002760 (Registry Zone X, Sede Cusco)	1000	Yes
31	Peta 7	05006198X01	R.J. N° 03731-99-RPM (13 December 1999)	File 20001254 (Registry Zone X, Sede Cusco)	351.7046	Yes
32	Peta 17	0506198AX01	R.J. N° 03744-99-RPM (13 December 1999)	File 20002977 (Registry Zone X, Sede Cusco)	700	Yes
33	Santiago 3	010083695	R.J. N° 02220-RPM (25 March 1997)	File 20002845 (Registry Zone X, Sede Cusco)	700.5841	Yes
34	Santiago 4	010083495	R.J. N° 8613-96-RPM (23 December 1996)	File 20002608 (Registry Zone X, Sede Cusco)	34.1624	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Consessions of Constancia’s Project
35	Santiago 5	010083295	R.J. N° 02655-97-RPM (31 March 1997)	File 20002607 (Registry Zone X, Sede Cusco)	602.1229	Yes
36	Santiago Apóstol I	010229294	R.J. N° 01192-98-RPM (31 March 1998)	File 20002840 (Registry Zone X, Sede Cusco)	424.49	Yes
37	Ninjav	010080713	RP No. 1599-2013- INGEMMET/PCD/PM (17 May 2013)	File 11149947 (Registry Zone X, Sede Cusco)	1000	No
38	Ferlui	010080513	RP No. 1713-2013- INGEMMET/PCD/PM (29 May 2013)	File 11149948 (Registry Zone X, Sede Cusco)	800	No
39	Javnin	010080613	RP No. 1741-2013- INGEMMET/PCD/PM (29 May 2013)	File 11149945 (Registry Zone X, Sede Cusco)	1000	No
40	Condabaya 1	010192413	RP No. 3868-2013- INGEMMET/PCD/PM (22 October 2013)	File 11279646 (Registry Zone XII, Sede Arequipa)	500	No
41	Pedregosa 1	010192013	RP No. 3823-2013- INGEMMET/PCD/PM (22 October 2013)	File 11279645 (Registry Zone XII, Sede Arequipa)	500	No
42	Pedregosa 3	010192213	RP No. 5114-2013- INGEMMET/PCD/PM (27 December 2013)	File 11279644 (Registry Zone XII, Sede Arequipa)	600	No
43	Kaval 3	010348113	RP No. 5114-2013- INGEMMET/PCD/PM (31 January 2014)	File 13270418 (Registry Zone IX, Sede Lima)	500	No
44	Kaval 2	010348213	RP No. 0393-2014- INGEMMET/PCD/PM (24 February 2014)	File 13264011 (Registry Zone IX, Sede Lima)	300	No
45	Constancia 30	010154314	RP No. 0915-2014- INGEMMET/PCD/PM (31 March 2014)	File 11149557 (Registry Zone X, Sede Cusco)	831	No
46	Constancia 31	010154114	RP No. 0907-2014- INGEMMET/PCD/PM (31 March 2014)	File 11153280 (Registry Zone X, Sede Cusco)	540.86	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Consessions of Constancia’s Project
47	Constancia 33	010154014	RP No. 0927-2014- INGEMMET/PCD/PM (31 March 2014)	File 11153281 (Registry Zone X, Sede Cusco)	1000	No
48	Constancia 32	010154414	RP No. 1673-2014- INGEMMET/PCD/PM (30 May 2014)	File 11153392 (Registry Zone X, Sede Cusco)	1000	No
49	Constancia 36	010011415	RP No. 0890-2015- IGNEMMET/PCD/PM (27 April 2015)	File 11170771 (Registry Zone X, Sede Cusco)	100	No
50	Coporaque 5	010011615	RP No. 1200-2015- IGNEMMET/PCD/PM (20 May 2015)	File No. 11172290 (Registry Zone X - Sede Cusco )	400	No
51	Coporaque 6	010010015	RP No. 1050-2015- IGNEMMET/PCD/PM (30 April 2015)	File No. 11172294 (Registry Zone X - Sede Cusco)	500	No
52	Coporaque 7	010010515	RP No. 1474-2015- IGNEMMET/PCD/PM (29 May 2015)	File No. 11172298 (Registry Zone X- Sede Cusco)	900	No
53	Coporaque 9	010003815	RP No. 1481-2015- IGNEMMET/PCD/PM (29 May 2015)	File No. 11172289 (Registry Zone X - Sede Cusco)	900	No
54	Coporaque 10	010004115	RP No. 1527-2015- IGNEMMET/PCD/PM (29 May 2015)	File No. 11172296 (Registry Zone X - Sede Cusco)	500	No
55	Coporaque 11	010003915	RP No. 0914-2015- IGNEMMET/PCD/PM (27 April 2015)	File No. 11172297 (Registry Zone X - Sede Cusco)	600	No
56	Coporaque 12	010010815	RP No. 0923-2015- IGNEMMET/PCD/PM (27 April 2015)	File No. 11172291 (Registry Zone X - Sede Cusco)	600	No
57	Coporaque 13	010011915	RP No. 1857-2015- IGNEMMET/PCD/PM (30 June 2015)	File No. 11172292 (Registry Zone X- Sede Cusco)	800	No
58	Coporaque 14	010011815	RP No. 1386-2015- IGNEMMET/PCD/PM (29 May 2015)	File No. 11172293 (Registry Zone X- Sede Cusco)	700	No

No.	Name	Code	Title to concession (Date)	Registration in Public Records	Extension (Hectares)	Consessions of Constancia’s Project
59	Coporaque 15	010011715	RP No. 1224-2015- IGNEMMET/PCD/PM (20 May 2015)	File 11170757 (Registry Zone X, Sede Cusco)	1000	No
60	Coporaque 16	010010415	RP No. 0884-2015- IGNEMMET/PCD/PM (27 April 2015)	File 11170768 (Registry Zone X, Sede Cusco)	200	No
61	Coporaque 17	010010315	RP No. 1199-2015- IGNEMMET/PCD/PM (20 May 2015)	File 11170759 (Registry Zone X, Sede Cusco)	100	No
62	Pedregosa 2	010192113	RP No. 2309-2015- IGNEMMET/PCD/PM (23 July 2015)	File 11324460 (Registry Zone X, Sede Cusco)	700	No
63	Constancia 37	010011315	RP No. 1062-2015- IGNEMMET/PCD/PM (30 April 2015)	File No. 11172313 (Registry Zone X - Sede Cusco)	100	No
64	Coporaque 18	010010615	RP No. 1212-2015- IGNEMMET/PCD/PM (20 May 2015)	File No. 11172314 (Registry Zone X- Sede Cusco)	100	No
65	Coporaque 19	010010715	RP No. 1225-2015- IGNEMMET/PCD/PM (20 May 2015)	File No. 11172311 (Registry Zone X- Sede Cusco)	100	No
66	Constancia 39	010009915	RP No. 2909-2015- IGNEMMET/PCD/PM (30 September 2015)	File No. 11172411 (Registry Zone X- Sede Cusco)	1000	No
67	Constancia 40	010004315	RP No. 3046-2015- IGNEMMET/PCD/PM (30 September 2015)	File No. 11172416 (Registry Zone X- Sede Cusco)	1000	No
68	Constancia 41	010004615	RP No. 3104-2015- IGNEMMET/PCD/PM (30 September 2015)	File No. 11172413 (Registry Zone X- Sede Cusco)	1000	No

SCHEDULE 7.1(t)(ix)

Nil

SCHEDULE 7.1(v)

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE 13.20(c)

INFORMATION THAT MAY BE DISCLOSED

BORROWERS:	Hudbay Minerals Inc. & Hudson Bay Mining and Smelting Co., Limited
CITY AND PROVINCE:	Toronto, Ontario
CLOSING DATE:	March 30, 2016
TOTAL DEAL SIZE (CDN$):	$•
TRANCHE(S)
FACILITY DESCRIPTION:	SIZE	TENOR

PURPOSE:
LENDER GROUP:	LEAGUE TABLE CREDIT:	ROLES: